As filed with the Securities and Exchange Commission on July 12, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Approach Resources Inc.
(Exact name of registrant as specified in its charter)

Delaware	1311	51-0424817
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6300 Ridglea Place, Suite 1107
Fort Worth, Texas 76116
(817) 989-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Ross Craft
President and Chief Executive Officer
6300 Ridglea Place, Suite 1107
Fort Worth, Texas 76116
(817) 989-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joe Dannenmaier Thompson & Knight LLP 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

As soon as practicable after this Registration Statement is declared effective.
(Approximate date of commencement of proposed sale to the public)

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum
	aggregate offering	Amount of
Title of each class of Securities to be registered	price(1)(2)	registration fee
Common stock, par value $0.01 per share	$132,250,000	$4,061

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) under the Securities Act.

(2)	Includes common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 12, 2007

Prospectus

           shares

Approach Resources Inc.

Common stock

Approach Resources Inc. is selling           shares of common stock, and the selling stockholder identified in this prospectus is selling an additional           shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. This is the initial public offering of our common stock. The estimated initial public offering price is between $      and $      per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “AREX.”

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to Approach Resources Inc., before expenses	$	$

Proceeds to selling stockholder, before expenses(1)	$	$

(1)	Expenses associated with the offering, other than underwriting discounts, will be paid by us.

We and the selling stockholder have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of our common stock from us and up to           additional shares of our common stock from the selling stockholder on the same terms and conditions set forth above to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on          , 2007.

JPMorgan	A.G. Edwards

Book running manager	Joint lead manager

          , 2007

Approach Resources Inc.

Areas of operations

Legend

- Shale acreage
- Wolfcamp, Canyon Sands and Ellenburger
- Headquarters

Summary total

- 148.8 Bcfe of proved reserves
- 51% developed, 94% natural gas
- 22.2 Mmcfe/d production
- 19 year reserve life index
- 231,000 gross / 177,000 net acres
- 795 identified drilling locations
- 241 producing wells

Fort Worth, TX

Northern New Mexico

- Mancos Shale
- 90,000 gross acres
- 81,000 net acres

Western Kentucky

- New Albany Shale
- 74,000 gross acres
- 44,000 net acres

Cinco Terry

- Wolfcamp, Canyon Sands, Ellenburger
- 1.8 Bcfe of proved reserves
- 0.3 Mmcfe/d production
- 22,000 gross acres / 8,000 net acres
- 127 identified locations

Ozona Northeast

- Canyon Sands
- 147.0 Bcfe of proved reserves
- 21.9 Mmcfe/d production
- 45,000 gross acres / 44,000 net acres
- 668 identified locations

Reserve information is as of December 31, 2006
Production information is for the month ended December 31, 2006
Acreage and drilling locations is as of May 31, 2007

Prospectus summary	1
Risk factors	13
Cautionary statement regarding forward-looking statements	31
Use of proceeds	33
Dividend policy	33
Capitalization	34
Dilution	35
Unaudited combined pro forma financial data	37
Selected historical combined financial data	45
Management’s discussion and analysis of financial condition and results of operations	49
Business	64
Management	80
Security ownership of certain beneficial owners and management	99
Certain relationships and related party transactions	100
Selling stockholder	105
Description of capital stock	106
Shares eligible for future sale	110
Material United States federal income and estate tax considerations for non-United States holders	113
Underwriting	117
Legal matters	120
Experts	120
Where you can find more information	121
Glossary of selected oil and gas terms	122
Index to financial statements of Approach Resources Inc. and affiliated entities	F-1
Restated Certificate of Incorporation
Restated Bylaws
Contribution Agreement
Employment Agreement - J. Ross Craft
Employment Agreement - Steven P. Smart
Employment Agreement - Glenn W. Reed
2007 Stock Incentive Plan
Convertible Promissory Note - Yorktown Energy Parnters VII, L.P.
Convertible Promissory Note - Lubar Equity Fund, LLC
$100,000,000 Revolving Amended and Restated Credit Agreement
Amendment to Amended and Restated Credit Agreement
Form of Option Agreement
Restricted Stock Award Agreement
List of Subsidiaries
Consent of Hein & Associates LLP
Consent of DeGolyer & MacNaughton
Consent of Cawley, Gillespie & Associates, Inc

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

The numbers contained in this prospectus relating to our gross and net leasehold acreage have been rounded to the nearest thousand acres.

We have filed an application for registration of a service mark for “Approach Resources Inc.” Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the information contained under the heading “Risk factors.” You should read the following summary together with the more detailed information, pro forma financial information and combined financial information and the notes thereto included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “Approach Resources,” “Approach,” “we,” “us” and “our” refer to the combined operations of Approach Resources Inc. and Approach Oil & Gas Inc. and their respective subsidiaries on a pro forma basis after giving effect to the acquisition by Approach Resources Inc. from Neo Canyon Exploration, L.P. of the 30% working interest in the Ozona Northeast field that Approach does not already own, which we refer to as the Neo Canyon interest.

Approach Resources Inc.

Overview

We are an independent energy company engaged in the exploration, development, exploitation, production and acquisition of unconventional natural gas and oil properties. Our principal operations are located in the Ozona Northeast field in West Texas, where we originally acquired approximately 28,000 gross (27,000 net) acres of leasehold interests in 2004. Since that time, through a series of strategic leasehold acquisitions, we have increased our West Texas acreage to 67,000 gross (52,000 net) acres located in the Ozona Northeast field and our nearby Cinco Terry project. Our management team has extensive experience finding and exploiting unconventional reservoirs, particularly tight gas sands like Ozona Northeast, by applying advanced completion, fracturing and drilling techniques. Substantially all of our growth has been through our own drilling efforts. Since 2004, we have added approximately 149 Bcfe of proved gas and oil reserves from unconventional reservoir formations.

At December 31, 2006, all of our proved reserves and production were located in West Texas and substantially all of those reserves and production were located in the Ozona Northeast field. As of such date, we owned working interests in 241 gross (226 net) producing wells with an average net production of approximately 22 MMcfe/d for the month of December 2006. At December 31, 2006, our total proved gas and oil reserves were approximately 149 Bcfe with a reserve life index of approximately 19 years. Our proved reserves are 94% gas and 51% proved developed. As the operator of substantially all of our proved reserves, we have a high degree of control over capital expenditures and other operating matters. As of December 31, 2006, we had identified a total of 795 drilling locations, of which 668 were located in the Ozona Northeast field and 127 in our Cinco Terry project.

Our growth efforts are focused primarily on finding and developing natural gas reserves in known tight gas sands and shale areas onshore in the United States. Since May 2006, we have acquired leasehold interests covering 74,000 gross (44,000 net) acres in Western Kentucky and 90,000 gross (81,000 net) acres in Northern New Mexico. In total we have assembled leasehold interests of 231,000 gross (177,000 net) acres in our three operating areas — West Texas

(Wolfcamp, Canyon Sands and Ellenburger), Western Kentucky (New Albany Shale) and Northern New Mexico (Mancos Shale).

The following table sets forth a summary of our estimated proved reserves and net average production attributable to our principal areas of operation as of December 31, 2006.

	Estimated proved reserves
		Proved		Net average
	Total	developed	PV-10(1)	production
	(Bcfe)	(Bcfe)	(millions)	(MMcfe/d)

Ozona Northeast	147.0	74.9	$175.7	21.9
Cinco Terry	1.8	0.9	4.2	0.3
Western Kentucky	—	—	—	—
Northern New Mexico	—	—	—	—

Total	148.8	75.8	$179.9	22.2

(1)	PV-10 is a non-GAAP financial measure and generally differs from the standardized measure of discounted future net cash flows, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. See “Selected historical combined financial data—Reconciliation of non-GAAP financial measures” for our definition of PV-10 and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows. Our calculation of PV-10 set forth in this table is based on gas and oil and condensate prices actually received by us on December 31, 2006, held flat for the life of the reserves. The weighted average price over the life of the Ozona Northeast reserves was $6.55 per Mcf of gas and $58.05 per Bbl of oil. The weighted average price over the life of the Cinco Terry reserves was $5.65 per Mcf of gas and $58.05 per Bbl of oil.

The following table sets forth a summary of our net acreage leasehold and estimated capital budget attributable to our principal areas of operation as of May 31, 2007, as well as identified drilling locations as of December 31, 2006. We currently anticipate drilling 60 wells in 2007, at an estimated total cost of $44.9 million.

				Identified	Capital budget(2)
	Net acreage leasehold			drilling	2007	2008
	Developed	Undeveloped	Total	locations(1)	(millions)	(millions)

Ozona Northeast	27,000	17,000	44,000	668	$34.3	$50.5
Cinco Terry	1,000	7,000	8,000	127	2.2	4.1
Western Kentucky	—	44,000	44,000	—	4.6	6.6
Northern New Mexico	—	81,000	81,000	—	3.8	4.5

Total	28,000	149,000	177,000	795	$44.9	$65.7

(1)	Identified drilling locations represent total gross locations specifically identified by management as an estimate of our future multi-year drilling inventory on existing acreage. Of the total locations shown in the table, 203 are classified as proved. As of May 31, 2007, we had completed drilling 17 locations shown in the table, including 15 proved undeveloped locations. Our actual drilling activities may change depending on gas and oil prices, the availability of capital, costs, drilling results, regulatory approvals and other factors. See “Risk factors—Risks related to our business.”

(2)	An additional $4.4 million and $800,000 for 2007 and 2008, respectively, budgeted for lease acquisition, geophysical and geologic costs is not reflected here.

Areas of operation

West Texas

Ozona Northeast field (Canyon Sands)

The Ozona Northeast field, in Crockett and Schleicher counties, Texas, is our largest operating area on the basis of proved reserves and production. The Canyon Sands of the Val Verde Basin in West Texas are located in a prolific tight gas reservoir with more than 11,800 total productive wells and cumulative historical production of more than 3.8 Tcfe over more than 50 years. In 2004, we began operations in the field through a farmout arrangement and have increased our total acreage position to 45,000 gross (44,000 net) acres. Beginning with our first well in February 2004, through December 31, 2006, we have drilled 237 successful wells out of 250 total wells drilled, which is a 95% success rate. As of December 31, 2006, we had 237 producing wells with proved reserves of 147 Bcfe. From 2004 through 2006, as a result of our own drilling efforts, we achieved a compound annual production growth rate of over 100%. We have identified 668 additional drilling locations in the field, and we estimate that completed costs per location currently are approximately $770,000, based on current markets for drilling services and equipment. Additionally, we own and operate 65 miles of gas gathering lines in the area that transport our gas to several regional pipeline systems.

Cinco Terry project (Wolfcamp, Canyon Sands and Ellenburger)

Since late 2005, we have leased and acquired options to lease 22,000 gross (8,000 net) acres five miles west of the Ozona Northeast field to evaluate the Wolfcamp, Canyon and Ellenburger formations. As of May 31, 2007, we had drilled and completed three Canyon wells and one Ellenburger well at a total cost of $5.9 million gross and $3.0 million net. As of December 31, 2006, we had proved reserves in the Cinco Terry project of 1.8 Bcfe. Wolfcamp wells in this area have demonstrated significant commercial production, and we are evaluating the formation for possible horizontal completions. Based upon data collected in the process of drilling the Canyon and Ellenburger wells, we believe we could achieve additional success in the shallower Wolfcamp formation. We own and operate seven miles of gas gathering lines in the area that transport our gas to several regional pipeline systems.

Western Kentucky

Boomerang prospect (New Albany Shale)

Our Boomerang prospect is a 74,000 gross (44,000 net) acre New Albany Shale play located in Western Kentucky in an under-explored area of the Illinois Basin. We believe the attributes of the New Albany Shale in the Boomerang prospect make it a promising resource play, particularly with the introduction of horizontal drilling technology. In the first quarter of 2007, we drilled three vertical test wells. We have contracted to have core samples from these three wells analyzed. We expect to begin the horizontal completion of these three test wells in the third quarter of 2007. After evaluating the results of our initial drilling and completion activities, we will determine our development program in this prospect.

Northern New Mexico

El Vado East prospect (Mancos Shale)

Our El Vado East prospect is a 90,000 gross (81,000 net) acre Mancos Shale play located in the Chama Basin in Northern New Mexico in close proximity to several highly productive fields, including the West and East Puerto Chiquito fields and the Boulder field, which collectively have produced in excess of 18 MMBoe of oil. Although our primary objective in the El Vado East prospect is the Mancos Shale, finding commercial production in the Dakota, Morrison, Todilto and Entrada formations is a secondary objective. We expect that in the third quarter of 2007 we will spud the first of four vertical test wells to be identified and drilled in the El Vado East prospect. Depending on the initial results of these wells, we may elect to shoot 3-D seismic over a portion of this prospect at locations which have yet to be identified.

Strategy

Our strategy is to increase stockholder value by profitably growing our reserves, production, cash flow and earnings using a balanced program of (1) developing existing properties, (2) exploring and exploiting undeveloped properties, (3) completing strategic acquisitions and (4) maintaining financial flexibility. The following are key elements of our strategy:

•	Continue to develop our existing West Texas properties. We intend to develop further the significant remaining potential of our West Texas properties, where we have identified 795 drilling locations. From 2004 through 2006, we drilled 257 wells in our West Texas fields, making us one of the top ten most active drillers in West Texas and the second most active driller in the Canyon Sands during that time period.

•	Pursue unconventional gas and oil opportunities. With our Boomerang and El Vado East prospects, we have 164,000 gross acres of unexplored shale gas and oil inventory to explore and produce. We seek to add proved reserves and production from these properties through the application of advanced technologies, including horizontal drilling and advanced completion techniques.

•	Acquire strategic assets. We continually review opportunities to acquire producing properties, undeveloped acreage and drilling prospects. We focus particularly on opportunities where we believe our reservoir management and operational expertise in unconventional gas and oil properties will enhance value and performance. We remain focused on unconventional resource opportunities, but also look at conventional opportunities based on individual project economics.

•	Operate our properties as a low cost producer. We strive to minimize our operating costs by concentrating our assets within geographic areas where we can consolidate operating control and thus create operating efficiencies. We are the operator of substantially all of our producing properties and plan to continue to operate substantially all of our producing properties in the future. Operating control allows us to better manage timing and risk as well as the cost of exploration and development, drilling and ongoing operations.

Competitive strengths

We believe our historical success is, and future performance will be, directly related to the following combination of strengths that enable us to implement our strategy:

•	Experienced executive and technical team with significant employee ownership. The members of our executive and technical team (including our Chief Executive Officer) have an average of more than 26 years of experience in the oil and gas industry and significant experience in building and managing independent oil and gas companies. The majority of our executive and technical team have spent their entire careers developing unconventional gas and oil properties. Our team has a proven record of analyzing complex structural and stratigraphic formations using 3-D seismic and geological techniques, producing and optimizing gas reservoirs and drilling and completing unconventional gas reservoirs. Our management team and employees will own approximately % of our common stock after this offering, aligning their objectives with those of our stockholders.

•	Low risk, multi-year drilling inventory. We have identified 795 drillable, low to moderate risk locations on our West Texas properties, providing us with approximately 10 years of drilling inventory at our current drilling rate. Our technical team’s ability to locate and execute on repeatable low-risk drilling opportunities in our large and productive West Texas acreage holdings has helped us to achieve a drilling success rate of 94% since our inception.

•	Stable producing asset base. We own an operated asset base comprising of long-lived reserves. Approximately 94% of our reserves are gas, and all of our proved reserves are located in West Texas. These properties should produce stable cash flows to fund our development, exploitation and exploration opportunities.

•	Large acreage positions. We are a significant acreage holder in each of our three primary operating areas with an aggregate leasehold position of 231,000 gross (177,000 net) acres. We believe we have assembled a portfolio of properties, both in prolific producing gas and oil fields and in under-explored reservoirs, that would be difficult to replicate.

•	Operated asset base. We operate substantially all of our estimated reserves. By maintaining operating control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploitation and development of our properties.

•	Low cost structure. Our reserve potential in our operating areas, our technical expertise and our high rate of drilling success have allowed us to achieve relatively low finding and development costs. Since our inception and through December 31, 2006, we have invested approximately $200 million to drill and complete 241 wells in our West Texas operating areas, achieving an average finding and development cost of $1.38 per Mcfe. See “Business—Historical finding and development costs.“ During the same time period, our lease operating costs, including production taxes, averaged $0.91 per Mcfe.

•	Financial flexibility. Upon the completion of this offering, we expect to have approximately $ million in cash, no long-term debt and at least $ million available for borrowings under our revolving credit facility, providing us with significant financial flexibility to pursue our business strategy.

•	Control of gathering infrastructure and gas marketing. We own and operate approximately 72 miles of gas gathering lines in West Texas. Owning and operating this infrastructure allows us to maintain greater control of our gathering pressures and to minimize down time associated with the system.

Risk factors

There are a number of risks that could limit our competitive strengths or ability to successfully implement our business strategies, including the speculative nature of gas and oil exploration, competition, volatile gas and oil prices and the other risks described in this prospectus. In addition, while we may implement our business strategies, the benefits derived from such implementation may be mitigated, in whole or in part, if we suffer from one or more of the risks described in “Risk factors.”

Our structure

Approach Resources Inc. was formed as a Delaware corporation in September 2002. Our operations are currently conducted by two separate entities under common control, Approach Resources Inc. and Approach Oil & Gas Inc. Pursuant to a contribution agreement, the operations of Approach Oil & Gas Inc. will be combined under Approach Resources Inc., and we also will acquire the Neo Canyon interest immediately prior to the closing of this offering. For more information about our restructuring and our acquisition of the Neo Canyon interest, please read “Certain relationships and related party transactions—The contribution agreement.”

Our executive offices

Our principal executive offices are located at 6300 Ridglea Place, Suite 1107, Fort Worth, Texas 76116. Our telephone number is (817) 989-9000.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to receive net proceeds from the sale of shares offered by us, after deducting estimated offering expenses and underwriting discounts, of approximately $ million, based on an assumed offering price of $ per share (the mid-point of the price range set forth on the front cover of this prospectus). We intend to use the net proceeds of this offering to repay approximately $ million outstanding under our revolving credit facility, to repurchase shares of our common stock held by Neo Canyon Exploration, L.P. at a purchase price of $ million and the remainder for general corporate purposes, including exploration and development activities, gas and oil reserve and leasehold acquisitions in the ordinary course of business and for working capital. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. See “Use of proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock. See “Dividend policy.”

Risk factors	For a discussion of factors you should consider in making an investment, see “Risk factors.”

Proposed NASDAQ Global Market symbol	“AREX”

Other information about this prospectus	Unless specifically stated otherwise, the information in this prospectus:

• is adjusted to reflect a for stock split of our shares of common stock to be effected in the form of a stock dividend concurrent with the consummation of this offering;

• assumes no exercise of the underwriters’ option to purchase additional shares of our common stock to cover over-allotments, if any; and

• assumes an initial public offering price of $ , which is the mid-point of the range set forth on the front cover of this prospectus.

Summary combined historical and combined
pro forma financial data

The following table sets forth our summary historical combined and combined pro forma financial and operating data as of the dates and for the periods shown. Our operations are currently conducted by two separate operating entities under common control, Approach Resources Inc. and Approach Oil & Gas Inc. Pursuant to a contribution agreement, the operations of Approach Oil & Gas Inc. will be combined under Approach Resources Inc., and we also will acquire the Neo Canyon interest immediately prior to the closing of this offering. The amounts for each historical annual period presented below were derived from the audited combined financial statements of Approach Resources Inc. and Approach Oil & Gas Inc. included in this prospectus. The combined pro forma financial information gives effect to our acquisition of the Neo Canyon interest. The combined pro forma balance sheet assumes that the acquisition of the Neo Canyon interest occurred as of March 31, 2007, and the combined pro forma statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007 assume that the acquisition of the Neo Canyon interest occurred on the first day of the respective period. The combined pro forma balance sheet and the combined pro forma statement of operations were derived by adjusting the historical combined financial statements of Approach Resources Inc. and Approach Oil & Gas Inc. These adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the acquisition of the Neo Canyon interest may differ from the effects reflected in the combined pro forma financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of this transaction as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. The pro forma financial information is not necessarily indicative of the financial condition or results of operations of Approach Resources Inc. had the contribution and the acquisitions taken place on the assumed dates and should not be viewed as indicative of operations in the future. The following information should be read in conjunction with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and the historical combined and combined pro forma financial statements included in this prospectus.

						Pro forma
				Three months				Three months
				ended		Year ended		ended
(in thousands, except shares and per	Year ended December 31,			March 31,		December 31,		March 31,
share data)	2004	2005	2006	2006	2007	2006		2007

				(unaudited )	(unaudited )	(unaudited	)	(unaudited )
Statement of operations data
Revenues:
Oil and gas sales	$5,682	$40,339	$52,894	$15,680	$11,547	$72,452		$15,349
Overhead and services income	131	408	514	122	133	175		32

Total revenues	5,813	40,747	53,408	15,802	11,680	72,627		15,381
Expenses:
Lease operating expense	179	2,910	3,889	973	979	5,757		1,416
Severance and production taxes	407	1,975	1,736	380	375	2,452		526
Exploration	2,396	733	1,640	196	623	1,640		623
Impairment of non-producing properties	—	—	558	—	—	558		—
General and administrative	2,074	3,067	2,930	750	1,646	2,930		1,646
Accretion of discount on asset retirement obligations	1	5	10	—	3	14		3
Depletion, depreciation and amortization	1,223	8,006	14,541	3,281	3,088	22,055		4,737

Total expenses	6,280	16,696	25,304	5,580	6,714	35,406		8,951

Operating income (loss)	(467)	24,051	28,104	10,222	4,966	37,221		6,430
Other:
Interest income (expense), net	201	(802)	(3,814)	(725)	(956)	(3,814)		(956)
Change in fair value of commodity derivatives	—	(4,163)	8,668	6,192	(4,626)	8,668		(4,626)

Income (loss) before provision (benefit) for income taxes	(266)	19,086	32,958	15,689	(616)	42,075		848
Provision (benefit) for income taxes	—	7,028	11,756	5,280	(35)	15,129		473

Net income (loss)	$(266)	$12,058	$21,202	$10,409	$(581)	$26,946		$375

Earnings (loss) per share:
Basic	$(0.14)	$4.03	$7.04	$3.49	$(0.19)	$5.78		$0.08
Diluted	$(0.14)	$4.03	$6.84	$3.39	$(0.19)	$5.67		$0.08
Weighted average shares outstanding:
Basic	1,928,225	2,988,986	3,012,414	2,985,000	2,987,411	4,663,022		4,580,211
Diluted	1,928,225	2,988,986	3,101,180	3,069,945	2,987,411	4,751,788		4,693,441
Statement of cash flow data
Net cash provided (used) by:
Operating activities	$4,527	$40,304	$34,110	$12,616	$5,687
Investing activities	(26,859)	(71,939)	(59,189)	(24,578)	(9,717)
Financing activities	22,474	32,199	26,771	9,918	4,493
Other financial data
EBITDAX(1)	3,152	32,791	44,877	13,699	8,677	61,508		11,790
Capital expenditures	25,313	73,485	59,189	24,578	9,717

(1)	See “Selected historical combined financial data—Reconciliation of non-GAAP financial measures” for a reconciliation of our net income (loss) to EBITDAX.

							Pro forma
						Pro forma	as adjusted(1)
						As of	As of
	As of December 31,			As of March 31,		March 31,	March 31,
(in thousands)	2004	2005	2006	2006	2007	2007	2007

				(unaudited)	(unaudited)	(unaudited)	(unaudited)

Balance sheet data
Cash and cash equivalents	$2,656	$3,219	$4,911	$1,175	$5,374	$5,374
Other current assets	6,458	16,305	13,200	16,660	6,776	6,776
Property and equipment, net, successful efforts method	24,223	88,803	132,112	109,904	138,123	207,586
Other assets	1,565	89	86	101	119	119

Total assets	$34,902	$108,416	$150,309	$127,840	$150,392	$219,855

Current liabilities	$9,827	$32,746	$15,421	$26,811	$11,564	$11,564
Long-term debt	100	29,425	47,619	40,660	52,169	52,169
Other long-term liabilities	99	6,555	17,697	11,562	17,669	17,732
Stockholders’ equity	24,876	39,690	69,572	48,807	68,990	138,390

Total liabilities and stockholders’ equity	$34,902	$108,416	$150,309	$127,840	$150,392	$219,855

(1)	As adjusted for the consummation of the transactions described under “Certain relationships and related party transactions—The contribution agreement,” our for common stock split and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and estimated offering expenses payable by us and the application of the estimated net proceeds from this offering as set forth under “Use of proceeds.”

Summary oil and gas data

Operating data

The following table presents certain information with respect to the combined historical operating data for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and combined pro forma operating data for the year ended December 31, 2006 and the three months ended March 31, 2007, after giving effect to our acquisition of the Neo Canyon interest:

					Pro forma
				Three		Three
				months		months
				ended	Year ended	ended
	Year ended December 31,			March 31,	December 31,	March 31,
	2004	2005	2006	2007	2006	2007

Gross wells
Drilled	54	120	83	9	83	9
Completed	46	115	81	8	81	8
Net wells
Drilled	34.9	77.2	55.1	6.3	79.6	9.0
Completed	29.6	74.8	53.5	5.6	77.3	8.0
Net production data
Net volume (MMcfe)	908	5,012	6,744	1,357	9,580	1,910
Average daily volume (MMcfe/d)	4	14	18	15	26	21
Average sales price (per Mcfe)
Average sales price (without hedge)	$6.26	$8.63	$6.92	$6.92	$6.91	$6.91
Average sales price (with hedge)	6.26	8.05	7.84	8.51	7.56	8.04
Expenses (per Mcfe)
Lease operating	$0.20	$0.58	$0.58	$0.72	$0.60	$0.74
Production taxes	0.45	0.39	0.26	0.28	0.26	0.28
General and administrative	2.28	0.61	0.43	1.21	0.31	0.86
Depreciation, depletion and amortization	1.35	1.60	2.16	2.26	2.30	2.47

Estimated reserve data

The estimates in the table below of proved reserves as of December 31, 2004 and 2005 are based on reserve reports prepared by our engineering staff and Cawley, Gillespie & Associates, Inc. The estimates as of December 31, 2006 are based on reserve reports prepared by our engineering staff and DeGolyer & MacNaughton.

				Pro forma(1)
	December 31,			December 31,
	2004	2005	2006	2006

Estimated proved reserves
Gas (Bcf)	57.7	102.4	98.7	139.8
Oil (MMBbls)	0.4	1.1	1.1	1.5

Total proved reserves (Bcfe)	59.8	108.9	105.4	148.8
Total proved developed reserves (Bcfe)	17.6	49.8	53.1	75.8
PV-10 value (millions)(2)
Proved developed reserves	$44.1	$151.9	$112.8	$158.3
Proved undeveloped reserves	56.6	97.4	15.6	21.6

Total PV-10	$100.7	$249.3	$128.4	$179.9

(1)	Gives effect to our acquisition of the Neo Canyon interest.

(2)	PV-10 is a non-GAAP financial measure and generally differs from the standardized measure of discounted future net cash flows, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. See “Selected historical combined financial data—Reconciliation of non-GAAP financial measures” for our definition of PV-10 and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows. Our calculation of PV-10 set forth in this table is based on gas and oil and condensate prices actually received by us on December 31, 2006, held flat for the life of the reserves. The weighted average price over the life of the Ozona Northeast reserves was $6.55 per Mcf of gas and $58.05 per Bbl of oil. The weighted average price over the life of the Cinco Terry reserves was $5.65 per Mcf of gas and $58.05 per Bbl of oil.

Risk factors

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks related to our business

Gas and oil prices are volatile, and a decline in gas or oil prices could significantly affect our business, financial condition or results of operations and our ability to meet our capital expenditure requirements and financial commitments.

Our revenues, profitability and cash flow depend substantially upon the prices and demand for gas and oil. The markets for these commodities are volatile, and even relatively modest drops in prices can affect significantly our financial results and impede our growth. Prices for gas and oil fluctuate widely in response to relatively minor changes in the supply and demand for gas and oil, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supply of gas and oil;

•	price and quantity of foreign imports;

•	commodity processing, gathering and transportation availability and the availability of refining capacity;

•	domestic and foreign governmental regulations;

•	political conditions in or affecting other gas producing and oil producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	weather conditions, including unseasonably warm winter weather;

•	technological advances affecting gas and oil consumption;

•	overall United States and global economic conditions; and

•	price and availability of alternative fuels.

Further, gas prices and oil prices do not necessarily fluctuate in direct relationship to each other. Because more than 94% of our estimated proved reserves as of December 31, 2006 were gas reserves, our financial results are more sensitive to movements in gas prices. In the past, the price of gas has been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2006, the NYMEX gas spot price ranged from a high of $9.90 per MMBtu to a low of $3.66 per MMBtu. The NYMEX gas spot price at December 31, 2006 was $5.50 per MMBtu. At May 1, 2007, the NYMEX gas spot price was $7.64 per MMBtu.

The results of higher investment in the exploration for and production of gas and other factors may cause the price of gas to drop. Lower gas and oil prices may not only cause our revenues to decrease but also may reduce the amount of gas and oil that we can produce economically. Substantial decreases in gas and oil prices would render uneconomic some or all of our drilling locations. This may result in our having to make substantial downward adjustments to our estimated proved reserves and could have a material adverse effect on our financial condition, results of operations and cash flow.

Drilling and exploring for, and producing, gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Drilling and exploration are the main methods we use to replace our reserves. However, drilling and exploration operations may not result in any increases in reserves for various reasons. Exploration activities involve numerous risks, including the risk that no commercially productive gas or oil reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	lack of acceptable prospective acreage;

•	inadequate capital resources;

•	unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents;

•	adverse weather conditions, including tornados;

•	unavailability or high cost of drilling rigs, equipment or labor;

•	reductions in gas and oil prices;

•	limitations in the market for gas and oil;

•	surface access restrictions;

•	title problems;

•	compliance with governmental regulations; and

•	mechanical difficulties.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies require greater predrilling expenditures than traditional drilling strategies.

In addition, higher gas and oil prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, such drilling equipment, services and personnel. Such shortages could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our reserves and production and reduce our revenues.

Currently, the vast majority of our producing properties are located in two counties in Texas, and our proved reserves are primarily attributable to one field in that area, making us vulnerable to risks associated with having our production concentrated in a small area.

The vast majority of our producing properties are geographically concentrated in two counties in Texas, and our proved reserves are primarily attributable to one field in that area. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailments of production, natural disasters, interruption of transportation of gas produced from the wells in these basins or other events that impact these areas.

Certain of our undeveloped leasehold acreage is subject to leases and options that may expire in the near future.

As of December 31, 2006, we held mineral leases in each of our areas of operations that are still within their original lease term and are not currently held by production. Unless we establish commercial production on the properties subject to these leases, most of these leases will expire between 2008 and 2015. Options covering approximately 12,000 gross acres in our Cinco Terry project are scheduled to expire before June 1, 2008. If these leases or options expire, we will lose our right to develop the related properties.

Identified drilling locations that we decide to drill may not yield gas or oil in commercially viable quantities and are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield gas or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively before drilling whether gas or oil will be present or, if present, whether gas or oil will be present in commercial quantities. The analysis that we perform may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of gas and oil.

Our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including gas and oil prices, costs, the availability of capital, seasonal conditions, regulatory approvals and drilling results. Because of these uncertainties, we do not know when the unproved drilling locations we have identified will be drilled or if they will ever be drilled or if we will be able to produce gas or oil from these or any proved drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations or financial condition.

Unless we replace our gas and oil reserves, our reserves and production will decline.

Our future gas and oil production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be affected adversely. In general, production from gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves.

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of our proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences may be material.

The proved gas and oil reserve information included in this prospectus represents estimates. Petroleum engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future gas and oil prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of gas and oil that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future gas and oil prices.

As of December 31, 2006, approximately 49% of our proved reserves were proved undeveloped. Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in this prospectus should not be considered as the current market value of the estimated gas and oil reserves attributable to our properties. As required by the Securities and Exchange Commission, or the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;

•	supply and demand for gas and oil;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If gas prices decline by $1.00 per Mcf, then our PV-10 as of December 31, 2006 would decrease from $179.9 million to $110.1 million.

We will require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves.

We depend on our ability to obtain financing beyond our cash flow from operations. Historically, we have financed our business plan and operations primarily with internally generated cash flows, borrowings under our revolving credit facility and issuances of common stock. We also require capital to fund our capital budget, which is expected to be approximately $49.3 million for 2007. As of December 31, 2006, approximately 49% of our total estimated proved reserves were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We will be required to meet our needs from our internally generated cash flows, debt financings and equity financings.

If our revenues decrease as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Our revolving credit facility contains covenants restricting our ability to incur additional indebtedness without lender consent. There can be no assurance that our bank lenders will provide this consent or as to the availability or terms of any additional financing. If we incur additional debt, the related risks that we now face could intensify.

Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations and available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our projects, which in turn could lead to a possible loss of properties and a decline in our gas reserves.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

At March 31, 2007, outstanding borrowings under our revolving credit facility totaled approximately $52.2 million. We intend to use a portion of the proceeds from this offering to repay the outstanding balance under our revolving credit facility. The borrowing base limitation under our revolving credit facility is redetermined semi-annually. Redeterminations are based upon information contained in an engineering report prepared by an independent petroleum engineering firm, including, without limitation, commodity prices and reserve levels. In addition, as is typical in the oil and gas industry, our bank lenders have substantial flexibility to reduce our borrowing base on the basis of subjective factors. Upon a redetermination, we could be required to repay a portion of our outstanding borrowings, including the total face amounts of all outstanding letters of credit and the amount of all unpaid reimbursement obligations, to the extent such amounts exceed the redetermined borrowing base. We may not have sufficient funds to make such required repayment, which could result in a default under the terms of the revolving credit facility and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, borrowings under our revolving credit facility and other financing activities. In addition, we may significantly alter our capitalization to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which will be affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical, and from time to time there is a shortage of drilling rigs, equipment, supplies and qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. As a result of historically strong prices of gas, the demand for oilfield and drilling services has risen, and the costs of these services are increasing. For example, average day rates for land based rigs have increased substantially during the last two years. We are particularly sensitive to higher rig costs and drilling rig availability, as we presently have two rigs under contract, one of which is on a well-to-well basis. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in the areas where we operate, we could be materially and adversely affected.

Competition in the oil and gas industry is intense, and many of our competitors have resources that are greater than ours.

We operate in a highly competitive environment for acquiring prospects and productive properties, marketing gas and oil and securing equipment and trained personnel. Many of our competitors are major and large independent oil and gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Our customer base is concentrated, and the loss of our key customer could therefore adversely affect our financial results.

In 2006, Ozona Pipeline Energy Company, which we refer to as Ozona Pipeline, accounted for approximately 89.6% of our total gas and oil sales excluding realized hedge settlements. To the extent that Ozona Pipeline reduces its purchases in gas or oil or defaults on its obligations to us, we would be adversely affected unless we were able to make comparably favorable arrangements with other customers. Ozona Pipeline’s default or non-performance could be caused by factors beyond our control. A default could occur as a result of circumstances relating directly to the customer, or due to circumstances related to other market participants with which the customer has a direct or indirect relationship.

We depend on our management team and other key personnel. Accordingly, the loss of any of these individuals could adversely affect our business, financial condition and the results of operations and future growth.

Our success largely depends on the skills, experience and efforts of our management team and other key personnel. The loss of the services of one or more members of our senior management team or of our other employees with critical skills needed to operate our business could have a negative effect on our business, financial condition, results of operations and future growth. We have entered into employment agreements with J. Ross Craft, our President and Chief Executive Officer, Steven P. Smart, our Executive Vice President and Chief Financial Officer and Glenn W. Reed, our Senior Vice President—Operations. See “Executive compensation—Other benefits—Employment agreements and other arrangements.” If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. Our ability to manage our growth, if any, will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

We are subject to complex governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, gas and oil, and operating safety, and protection of the environment, including those relating to air emissions, wastewater discharges, land use, storage and disposal of wastes and remediation of contaminated soil and groundwater. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may encounter reductions in reserves or be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations, such as:

•	price control;

•	taxation;

•	lease permit restrictions;

•	drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	safety precautions; and

•	permitting requirements.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	well reclamation costs, soil and groundwater remediation costs; and

•	governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed, and our cost of operations could significantly increase as a result of environmental safety and other regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects. Intricate and changing environmental and other regulatory requirements may require substantial expenditures to obtain and maintain permits. If a project is unable to function as planned, for example, due to costly or changing requirements or local opposition, it may create expensive delays, extended periods of non-operation or significant loss of value in a project. See “Business—Regulation.”

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

The oil and gas business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of gas, oil or well fluids;

•	fires;

•	pollution; and

•	releases of toxic gas.

The occurrence of one of the above may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties.

In addition, our operations in Texas are especially susceptible to damage from natural disasters such as tornados and involve increased risks of personal injury, property damage and marketing interruptions. Any of these operating hazards could cause serious injuries, fatalities or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, exploitation and acquisition, or could result in a loss of our properties. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. Our insurance might be inadequate to cover our liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs are expected to continue to increase over the next few years and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur liability at a time when we are not able to obtain liability insurance, then our business, results of operations and financial condition could be materially adversely affected.

Our results are subject to quarterly and seasonal fluctuations.

Our quarterly operating results have fluctuated in the past and could be negatively impacted in the future as a result of a number of factors, including:

•	seasonal variations in gas and oil prices;

•	variations in levels of production; and

•	the completion of exploration and production projects.

Market conditions or transportation impediments may hinder our access to gas and oil markets or delay our production.

Market conditions, the unavailability of satisfactory gas and oil processing and transportation may hinder our access to gas and oil markets or delay our production. Although currently we control the pipeline operations for a majority of our production in the Ozona Northeast field, we do not have such control in other areas in which we expect to conduct operations. The availability of a ready market for our gas and oil production depends on a number of factors, including the demand for and supply of gas and oil and the proximity of reserves to pipelines or trucking and terminal facilities. In addition, the amount of gas and oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases we are provided with limited, if any, notice as to when these circumstances will arise and their duration. As a result, we may not be able to sell, or may have to transport by more expensive means, the gas and oil production from wells or we may be required to shut in gas wells or delay initial production until the necessary gathering and transportation systems are available. Any significant curtailment in gathering system or pipeline capacity, or significant delay in construction of necessary gathering and transportation facilities, could adversely affect our business, financial condition or results of operations.

Environmental liabilities may expose us to significant costs and liabilities.

There is inherent risk of incurring significant environmental costs and liabilities in our gas and oil operations due to the handling of petroleum hydrocarbons and generated wastes, the occurrence of air emissions and water discharges from work-related activities and the legacy of pollution from historical industry operations and waste disposal practices. We may incur joint and several or strict liability under these environmental laws and regulations in connection with spills, leaks or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for exploration, production or development activities for many years, oftentimes by third parties not under our control. Private parties, including the owners of properties upon which we conduct drilling and production activities as well as facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our production or our operations or financial position. We may not be able to recover some or any of these costs from insurance. See “Business—Regulation—Environmental regulations.”

Our growth strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits of those acquisitions.

Our growth strategy may include acquiring oil and gas businesses and properties. We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.

Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired operations;

•	potential loss of key employees of the acquired companies;

•	potential lack of operating experience in a geographic market of the acquired business; and

•	an increase in our expenses and working capital requirements.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from the acquired businesses or realize other anticipated benefits of those acquisitions.

We engage in hedging transactions which involve risks that can harm our business.

To manage our exposure to price risks in the marketing of our gas and oil production, we enter into gas and oil price hedging agreements. While intended to reduce the effects of volatile oil and gas prices, such transactions may limit our potential gains and increase our potential losses if gas and oil prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which our production is less than expected, there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement or the counterparties to the hedging agreements fail to perform under the contracts.

The requirements of complying with the Securities Exchange Act of 1934 may strain our resources and distract management.

As a public company we will be subject to the reporting requirements of the Securities Exchange Act of 1934, referred to as the Exchange Act, and the Sarbanes Oxley Act of 2002 and related rules of the SEC. In addition, the NASDAQ Global Market regulates corporate governance practices of public companies. These requirements may place a strain on our systems and resources as we will be required to carry out activities we have not conducted previously, and we will incur significant legal, accounting and other expenses that we did not incur in the past. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes Oxley Act of 2002 requires that we maintain effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. For example, under Section 404 of the Sarbanes Oxley Act, for our annual report on Form 10-K for the year ending December 31, 2008, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on the effectiveness of those controls. If we identify any issues in complying with those requirements (for example, if we or our independent auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties also may prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Additionally, in connection with these heightened duties, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. The effort to prepare for these obligations may divert management’s attention from other business concerns, which could have a material adverse affect on our business, financial condition, results of operations or cash flow.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

Under current rules of the SEC, we will be required to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of our internal control over financial reporting and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting. We are in the process of documenting our internal control systems to allow management to evaluate and report on, and our independent auditors to audit, our internal control over financial reporting. Once the documentation is complete, we will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002. We will be required to comply with Section 404 for the year ending December 31, 2008. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in a reasonable likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

We have three affiliated stockholders with a controlling interest in our company, whose interests may differ from your interests and who will be able to determine the outcome of matters voted upon by our stockholders.

Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P. and Yorktown Energy Partners VII, L.P., or collectively, Yorktown, which are under common management, own approximately     % of our outstanding common stock. After giving effect to this offering, Yorktown will continue to beneficially own approximately     % of our outstanding common stock in the aggregate (     % if the underwriters’ over-allotment option is exercised in full). In addition, one Yorktown representative serves on our board of directors, and our officers will beneficially own or control approximately     % of our common stock outstanding (     % if the underwriters’ over-allotment option is exercised in full). See “Security ownership of certain beneficial owners and management.” As a result of this ownership, Yorktown will have the ability to control the vote in any election of directors. Yorktown also will have control over our decisions to enter into significant corporate transactions and, in its capacity as our majority stockholder, will have the ability to prevent any transactions that it does not believe are in Yorktown’s best interest. As a result, Yorktown will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including the following:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	our capital structure;

•	compensation, option programs and other human resources policy decisions;

•	changes to other agreements that may adversely affect us; and

•	the payment, or nonpayment, of dividends on our common stock.

Yorktown also may have an interest in pursuing transactions that, in their judgment, enhance the value of their respective equity investments in our company, even though those transactions may involve risks to you as a minority stockholder. In addition, circumstances could arise under which their interests could be in conflict with the interests of our other stockholders or you, a minority stockholder. Also, Yorktown and their affiliates have and may in the future make significant investments in other companies, some of which may be competitors. Yorktown and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

We have renounced any interest in specified business opportunities, and certain members of our board of directors and certain of our stockholders generally have no obligation to offer us those opportunities.

In accordance with Delaware law, we have renounced any interest or expectancy in any business opportunity, transaction or other matter in which our non-employee directors and certain of our stockholders, each referred to as a Designated Party, participates or desires to participate in that involves any aspect of the exploration and production business in the oil and industry. If any such business opportunity is presented to a Designated Person who also serves as a member of our board of directors, the Designated Party has no obligation to communicate or offer that opportunity to us, and the Designated Party may pursue the opportunity as he sees fit, unless:

•	it was presented to the Designated Party solely in that person’s capacity as a director of our company and with respect to which, at the time of such presentment, no other Designated Party has independently received notice of or otherwise identified the business opportunity; or

•	the opportunity was identified by the Designated Party solely through the disclosure of information by or on behalf of us.

For a more complete discussion of this agreement, please read “Certain relationships and related party transactions—Business opportunities renunciation.” As a result of this renunciation, our non-employee directors should not be deemed to be breaching any fiduciary duty to us if they or their affiliates or associates pursue opportunities as described above and our future competitive position and growth potential could be adversely affected.

Severe weather could have a material adverse impact on our business.

Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to drilling rigs, resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for gas and oil, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Gas and oil related facilities could be direct targets for terrorist attacks, and our operations could be adversely impacted if significant infrastructure or facilities we use for the production, transportation or marketing of our gas and oil production are destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become difficult to obtain, if available at all.

Risks related to this offering

There has been no public market for our common stock, and our stock price may fluctuate significantly.

There is currently no public market for our common stock, and an active trading market may not develop or be sustained after the sale of all of the shares covered by this prospectus. The market price of our common stock could fluctuate significantly as a result of:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

•	liquidity and registering our common stock for public resale;

•	actual or unanticipated variations in our reserve estimates and quarterly operating results;

•	changes in gas and oil prices;

•	speculation in the press or investment community;

•	sales of our common stock by our stockholders;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market and economic conditions, including the occurrence of events or trends affecting the price of gas; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

If a trading market develops for our common stock, stock markets in general experience volatility that often is unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to expand our business. Our revolving credit facility will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

Certain stockholders’ shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly.

After this offering, we will have outstanding           shares of common stock. Of these shares, the           shares we and the selling stockholder are selling in this offering, or           shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. A total of           shares, or           shares if the underwriters exercise their over-allotment option in full, will be “restricted securities” (within the meaning of Rule 144 under the Securities Act) or subject to lock-up arrangements. In connection with this offering, we, our executive officers and directors and the other holders of our common stock (including the selling stockholder) have agreed that, during the period beginning from the date of this prospectus and continuing to and including the day 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, except in limited circumstances. See “Underwriting” for a description of these lock-up arrangements. An aggregate of           of these shares will become available for resale in the public market as shown in the chart below.

Number of shares	Date of eligibility for resale into public market

No less than 180 days after the date of this prospectus (in accordance with lock-up agreements with the underwriters).
Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

Sales of a substantial number of shares of our common stock in the public markets following this offering by any of our existing stockholders (or persons to whom our existing stockholders may distribute shares of our common stock), or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

As soon as practicable after this offering, we intend to file one or more registration statements with the SEC on Form S-8 providing for the registration of           shares of our common stock issued or reserved for issuance under our stock incentive plan. Subject to the exercise of unexercised options or the expiration or waiver of vesting conditions for restricted stock and the expiration of lock-ups we and certain of our stockholders have entered into, shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 90 million shares of common stock and 10 million shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public offerings or private placements of our securities for capital raising purposes, or for other business purposes.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may rely in part on the research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also acquire interests in outside companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could hinder, delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our company. Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our restated certificate of incorporation and restated bylaws include the following provisions:

•	Written consent of stockholders. Our restated certificate of incorporation and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

•	Call of special meetings of stockholders. Our restated bylaws provide that special meetings of stockholders may be called at any time only by our board of directors, chairman or Chief Executive Officer and not the stockholders.

•	Classified board of directors. Our board of directors will be divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of our directors make it more difficult for a third party to gain control of our board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in a majority of the board of directors.

•	Removal of directors. Under our restated certificate of incorporation, a director may be removed only for cause and only by the affirmative vote of at least 67% of the voting power of the outstanding shares of our capital stock.

•	Number of directors, board vacancies, term of office. Our restated certificate of incorporation and our restated bylaws provide that only the board of directors may set the number of directors. We have elected to be subject to certain provisions of Delaware law which vest in the board of directors the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. When effective, these provisions of Delaware law, which are applicable even if other provisions of Delaware law or the charter or bylaws provide to the contrary, also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

•	Advance notice provisions for stockholder nominations and proposals. Our restated bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

•	Amending the bylaws. Our restated certificate of incorporation permits our board of directors to adopt, alter or repeal any provision of the restated bylaws or to make new bylaws. Our restated certificate of incorporation also provides that our restated bylaws may be amended by the affirmative vote of the holders of at least 67% of the voting power of the outstanding shares of our capital stock.

•	Authorized but unissued shares. Under our restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

See “Description of capital stock—Anti-takeover effects of provisions of Delaware law, our restated certificate of incorporation and restated bylaws.” Any one or more of these factors could have the effect of delaying or preventing a change in control or the removal of management, and deterring potential acquirers from making an offer to our stockholders, even if that event potentially would be favorable to the interests of our stockholders.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $      per share.

Based on an assumed initial public offering price of $      per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $      per share in the as adjusted pro forma net tangible book value per share of common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of December 31, 2006 after giving effect to this offering would be $      per share. See “Dilution.”

Cautionary statement regarding
forward-looking statements

Various statements in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project” or their negatives, other similar expressions or the statements that include those words, it usually is a forward-looking statement.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	our business strategy;

•	estimated quantities of gas and oil reserves;

•	technology;

•	our financial position;

•	our cash flow and liquidity;

•	declines in the prices we receive for our gas and oil affecting our operating results and cash flow;

•	economic slowdowns that can adversely affect consumption of gas and oil by businesses and consumers;

•	uncertainties in estimating our gas and oil reserves;

•	replacing our gas and oil reserves;

•	uncertainties in exploring for and producing gas and oil;

•	our inability to obtain additional financing necessary to fund our operations and capital expenditures and to meet our other obligations;

•	availability of drilling and production equipment and field service providers;

•	disruptions to, capacity constraints in or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;

•	competition in the oil and gas industry;

•	marketing of gas and oil;

•	exploitation or property acquisitions;

•	our inability to retain and attract key personnel;

•	the effects of government regulation and permitting and other legal requirements;

•	costs associated with perfecting title for mineral rights in some of our properties;

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical; and

•	other factors discussed under “Risk factors.”

Use of proceeds

We estimate that the net proceeds to us from the sale of common stock in this offering will be approximately $      million (or $      million if the underwriters exercise their over-allotment option in full), in each case based on an offering price of $      per share, the mid-point of the estimated price range shown on the front cover of this prospectus, and after deducting the underwriting discounts and the estimated offering expenses of $      payable by us. Each dollar increase (decrease) in the per share offering price will increase (decrease) the amount of net proceeds we receive from this offering by $      .

We intend to use the net proceeds of this offering to repay approximately $      million outstanding under our revolving credit facility, to repurchase     shares of our common stock held by Neo Canyon Exploration, L.P. at a purchase price of $      million and the remainder for general corporate purposes, including exploration and development activities, gas and oil reserves and leasehold acquisitions in the ordinary course of business and for working capital.

At March 31, 2007, outstanding borrowings under our revolving credit facility totaled approximately $52.2 million with an interest rate of 7.02%. We incurred the debt under our revolving credit facility principally to meet our capital expenditure requirements and other working capital needs. We will have no outstanding borrowings under our revolving credit facility after the closing of this offering, leaving us with approximately $      million available for future borrowings under such revolving credit facility. See “Management’s discussion and analysis of financial condition and results of operations—Credit facility” for a description of our revolving credit facility.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

Dividend policy

We do not expect to pay any cash or other dividends in the foreseeable future on our common stock, as we intend to reinvest cash flow generated by operations in our business. Our revolving credit facility currently restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual historical basis;

•	on a pro forma basis, reflecting the consummation of the transactions described under “Certain relationships and related party transactions—The contribution agreement” and our for common stock split; and

•	on a pro forma as adjusted basis, reflecting the consummation of the transactions described under “Certain relationships and related party transactions—The contribution agreement,” our for common stock split and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and estimated offering expenses payable by us and the application of the estimated net proceeds from this offering as set forth under “Use of proceeds.”

	As of March 31, 2007
				Pro forma
(in thousands)	Actual	Pro forma		as adjusted

Cash and cash equivalents	$5,374	$		$

Long-term debt	$52,169	$		$
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding actual, no shares issued and outstanding pro forma, no shares issued and outstanding pro forma as adjusted	—		—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 3,002,085 shares issued and outstanding actual, shares issued and outstanding pro forma, shares issued and outstanding pro forma as adjusted	30
Additional paid-in capital	38,883
Retained earnings	30,077

Total stockholders’ equity	$68,990	$		$

Total capitalization	$121,159	$		$

Dilution

Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock. At March 31, 2007, after giving effect to the transactions described under “Certain relationships and related party transactions—The contribution agreement” and our           for           common stock split, the pro forma net tangible book value per share of our common stock was $     , or $      per share of common stock. After giving effect to the sale of           shares of common stock in this offering and assuming the receipt of the estimated net proceeds, after deducting the underwriters’ discounts and estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2007 would have been approximately $     , or $      per share. This represents an immediate and substantial increase in the pro forma as adjusted net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing common stock in this offering, resulting from the difference between the initial public offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering:

Assumed initial public offering price per share(1)		$
Adjusted net tangible book value per share at March 31, 2007(2)	$
Increase per share attributable to new public investors(3)	$

As adjusted net tangible book value per share after this offering(3)		$

Dilution in as adjusted net tangible book value per share to new investors		$

(1)	Before deduction of underwriting discounts and estimated offering expenses.

(2)	Net tangible book value is defined as stockholders’ equity less intangible assets.

(3)	Takes in to account underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed public offering price of $      would increase (decrease) our as adjusted net tangible book value per share after this offering by $      per share and the dilution in net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover of this preliminary prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table sets forth, on the pro forma as adjusted basis set forth above as of March 31, 2007, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering calculated before deduction of estimated underwriting discounts:

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders(1)(2)
New investors(3)

Total		100%		100%

(1)	Reflects ownership of shares to be sold by selling stockholder prior to this offering.

(2)	With respect to our executive officers, directors and 10%-or-greater stockholders, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by all of those affiliated persons, are as follows:

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share

Affiliated persons

(3)	Excludes shares being sold by the selling stockholder.

If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to           or approximately           of the total number of shares of common stock outstanding immediately following this offering.

The preceding tables exclude           shares of common stock subject to options outstanding as of March 31, 2007, which have a weighted average exercise price of $      per share. As of March 31, 2007, options to purchase           shares of our common stock were currently exercisable. If these options were exercised at the average exercise price, the additional dilution per share to new investors would be $     .

As of          , 2007, there were           shares of our common stock outstanding held by stockholders. Sales by the selling stockholder in this offering will reduce the number of shares of common stock held by existing stockholders to      or approximately     % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors by           to approximately     % of the total number of shares of common stock outstanding after this offering.

Unaudited combined pro forma financial data

The following combined pro forma financial information gives effect to the following transactions:

•	The issuance of 1,413,081 shares of Approach Resources Inc. common stock to Neo Canyon Exploration, L.P. for its 30% working interest in the Ozona Northeast field that Approach does not already own; and

•	The issuance of 329,719 shares of Approach Resources Inc. common stock in exchange for 150,000 shares of Approach Oil & Gas Inc. common stock, representing all of the issued and outstanding shares of Approach Oil & Gas Inc. common stock.

Our operations are currently conducted by two separate operating entities under common control: Approach Resources Inc. and Approach Oil & Gas Inc. Pursuant to a contribution agreement, the operations of Approach Oil & Gas Inc. will be combined under Approach Resources Inc., and we will also acquire the Neo Canyon interest immediately prior to the closing of this offering.

The combined pro forma balance sheet as of March 31, 2007 is based on our unaudited combined balance sheet as of March 31, 2007, appearing elsewhere in this prospectus, and gives effect to the transactions described above as if they occurred on March 31, 2007.

The combined pro forma statement of operations for the three months ended March 31, 2007 is based on our unaudited combined statement of operations for the three months ended March 31, 2007 and the unaudited Historical Summary of Revenues and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc. for the three months ended March 31, 2007, both of which appear elsewhere in this prospectus, and gives effect to the transactions described above as if they occurred on January 1, 2007.

The combined pro forma statement of operations for the year ended December 31, 2006 is based on our audited combined statement of operations for the year ended December 31, 2006, and the audited Historical Summary of Revenues and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc. for the year ended December 31, 2006, both of which appear elsewhere in this prospectus, and gives effect to the transactions described above as if they occurred on January 1, 2006.

The unaudited combined pro forma financial statements presented herein have been included as required by the rules of the Securities and Exchange Commission and are provided for comparative purposes only. These unaudited combined pro forma financial statements should be read in conjunction with our historical combined financial statements and related notes for the periods presented.

The unaudited combined pro forma financial statements presented herein are based upon assumptions and include adjustments as explained in the notes to the unaudited combined pro forma financial statements, and the actual recording of the transactions could differ. The unaudited combined pro forma financial statements presented herein are not necessarily indicative of the financial results that would have occurred had the transactions described above occurred on the dates indicated and should not be viewed as indicative of operations in the future. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the transactions discussed above and that the pro forma adjustments give appropriate effect to those assumptions.

Approach Resources Inc.
Unaudited combined pro forma balance sheet
March 31, 2007

	Approach
	Resources Inc.
	combined			Combined
	historical	Pro forma		pro forma
(in thousands)	amounts	adjustments		amounts

Assets
Current assets:
Cash and cash equivalents	$5,374	$—		$5,374
Accounts receivable:
Joint interest owners	2,463	—		2,463
Oil and gas sales	3,461	—		3,461
Prepaid expenses and other current assets	852	—		852

Total current assets	12,150	—		12,150
Property and equipment:
Oil and gas properties, using the successful efforts method of accounting	164,726	69,463	(a)	234,189
Furniture, fixtures and equipment	256	—		256
Less accumulated depreciation, depletion and amortization	(26,859)	—		(26,859)

Net property and equipment	138,123	69,463		207,586
Other assets	119	—		119

Total assets	$150,392	$69,463		$219,855

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,065	$—		$5,065
Oil and gas payables	5,407	—		5,407
Accrued liabilities	971	—		971
Unrealized loss on commodity derivatives	121	—		121

Total current liabilities	11,564	—		11,564
Non-current liabilities:
Long-term debt	52,169	—		52,169
Deferred income taxes	17,514	—		17,514
Asset retirement obligations	155	63	(a)	218

Total liabilities	81,402	63		81,465
Stockholders’ equity:
Common stock	30	14	(a)
		2	(b)	46
Additional paid-in capital	38,883	69,386	(a)
		(2	)(b)	108,267
Retained earnings	30,077	—		30,077

Total stockholders’ equity	68,990	69,400		138,390

Total liabilities and stockholders’ equity	$150,392	$69,463		$219,855

See accompanying notes.

Approach Resources Inc.
Unaudited combined pro forma statement of operations
Three months ended March 31, 2007

	Approach
	Resources Inc.
	combined	Neo Canyon			Combined
(in thousands, except shares and per share	historical	historical	Pro forma		pro forma
data)	amounts	amounts	adjustments		amounts

Revenues:
Oil and gas sales	$11,547	$3,802	$—		$15,349
Overhead and services income	133	—	(101	)(c)	32

Total revenues	11,680	3,802	(101)		15,381
Expenses:
Lease operating	979	437	—		1,416
Severance and production taxes	375	151	—		526
Exploration	623	—	—		623
General and administrative	1,646	—	—		1,646
Accretion of discount on asset retirement obligations	3	—	—		3
Depreciation, depletion and amortization	3,088	—	1,649	(d)	4,737

Total expenses	6,714	588	1,649		8,951

Operating income	4,966	3,214	(1,750)		6,430
Other income (expense):
Interest expense, net	(956)	—	—		(956)
Change in fair value of commodity derivatives	(4,626)	—	—		(4,626)

Total other income (expense)	(5,582)	—	—		(5,582)

Income (loss) before provision (benefit) for income taxes	(616)	3,214	(1,750)		848
Provision (benefit) for income taxes	(35)	—	508	(e)	473

Net income (loss)	$(581)	$3,214	$(2,258)		$375

Earnings (loss) per share:
Basic	$(0.19)				$0.08

Diluted	$(0.19)				$0.08

Weighted average shares outstanding:
Basic	2,987,411		1,592,800	(g)	4,580,211

Diluted	2,987,411		1,706,030	(h)	4,693,441

See accompanying notes.

Approach Resources Inc.
Unaudited combined pro forma statement of operations
Year ended December 31, 2006

	Approach
	Resources Inc.
	combined	Neo Canyon			Combined
	historical	historical	Pro forma		pro forma
(in thousands, except shares and per share data)	amounts	amounts	adjustments		amounts

Revenues:
Oil and gas sales	$52,894	$19,558	$—		$72,452
Overhead and services income	514	—	(339	)(c)	175

Total revenues	53,408	19,558	(339)		72,627
Expenses:
Lease operating	3,889	1,868	—		5,757
Severance and production taxes	1,736	716	—		2,452
Exploration	1,640	—	—		1,640
Impairment of non-producing properties	558	—	—		558
General and administrative	2,930	—	—		2,930
Accretion of discount on asset retirement obligations	10	—	4	(f)	14
Depreciation, depletion and amortization	14,541	—	7,514	(d)	22,055

Total expenses	25,304	2,584	7,518		35,406

Operating income	28,104	16,974	(7,857)		37,221
Other income (expense):
Interest expense, net	(3,814)	—	—		(3,814)
Change in fair value of commodity derivatives	8,668	—	—		8,668

Total other income (expense)	4,854	—	—		4,854

Income before provision for income taxes	32,958	16,974	(7,857)		42,075
Provision for income taxes	11,756	—	3,373	(e)	15,129

Net income (loss)	$21,202	$16,974	$(11,230)		$26,946

Earnings per share:
Basic	$7.04				$5.78

Diluted	$6.84				$5.67

Weighted average shares outstanding:
Basic	3,012,414		1,650,608	(i)	4,663,022

Diluted	3,101,180		1,650,608	(i)	4,751,788

See accompanying notes.

Approach Resources Inc.
Notes to unaudited combined pro forma
financial statements

The accompanying unaudited combined pro forma balance sheet at March 31, 2007 assumes that the acquisition of the Neo Canyon interest occurred as of March 31, 2007. The unaudited combined pro forma statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 assume the acquisition occurred as of January 1, 2006 and January 1, 2007, respectively. The following adjustments have been made to the accompanying pro forma statements:

(a)	To record the acquisition of the Neo Canyon interest for $69.4 million by the issuance of 1,413,081 shares of Approach Resources Inc. common stock at March 31, 2007, and the assumption of related asset retirement obligations at that date. The issuance of 1,413,081 shares of common stock is subject to adjustment based on a potential split of Approach Resources Inc. common stock. The following is a summary of the purchase price and its allocation (in thousands):

Purchase price:
Issuance of 1,413,081 shares of Approach Resources Inc. common stock valued at $49.11 per share	$69,400
Plus: assumption of asset retirement obligations	63

Total purchase price	$69,463

Allocation:
Leasehold costs	$750
Lease and well equipment	18,572
Intangible drilling costs	50,141

Total	$69,463

(b)	To record the issuance of 329,719 shares of Approach Resources Inc. common stock in exchange for 150,000 shares of Approach Oil & Gas Inc. common stock.

(c)	To eliminate operating overhead recoveries by Approach from Neo Canyon.

(d)	To adjust annual depletion and depreciation expense for the Neo Canyon interest based on the acquisition price valued at $69.5 million. The pro forma adjustment is based on the production and reserve information summarized under Pro Forma Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited) below.

(e)	To record additional provision for income tax related to the acquisition of the Neo Canyon interest based on an effective income tax rate of 34.66%.

(f)	To record additional accretion of discount on asset retirement obligations related to the obligations assumed in the acquisition of the Neo Canyon interest. The pro forma amount for the three months ended March 31, 2007 is inconsequential.

(g)	To adjust the weighted average shares outstanding for the issuance of shares to Neo Canyon in exchange for the interest acquired as well as shares issued to stockholders of Approach Oil & Gas Inc. The pro forma adjustment comprises the following:

Issuance of shares for the acquisition of Neo Canyon interest	1,413,081
Issuance of shares for the Approach Oil & Gas Inc. combination	329,719
Purchase of Approach Oil & Gas Inc. common shares	(150,000)

Total	1,592,800

(h)	To adjust the weighted average shares outstanding for the items discussed in (f) and to record the dilutive impact of restricted shares and stock options outstanding that would have been anti-dilutive based on Approach Resources Inc. historical amounts. The pro forma adjustment comprises the following:

Issuance of shares for the acquisition of Neo Canyon interest	1,413,081
Issuance of shares for the Approach Oil & Gas Inc. combination	329,719
Purchase of Approach Oil & Gas Inc. common shares	(150,000)
Dilutive impact of non-vested restricted stock grants	21,250
Dilutive impact of stock options outstanding, treasury method	91,980

Total	1,706,030

(i)	To adjust the weighted average shares outstanding for the issuance of shares to Neo Canyon in exchange for the interest acquired as well as shares issued to stockholders of Approach Oil & Gas Inc. The pro forma adjustment comprises the following:

Issuance of shares for the acquisition of Neo Canyon interest	1,413,081
Issuance of shares for the Approach Oil & Gas Inc. combination	329,719
Purchase of Approach Oil & Gas Inc. common shares (represents the weighted average shares outstanding of Approach Oil & Gas Inc. for the year ended December 31, 2006)	(92,192)

Total	1,650,608

Pro forma supplementary financial information for oil and gas producing activities (unaudited)

The following tables present certain unaudited pro forma information concerning Approach’s proved oil and gas reserves giving effect to the acquisition of the Neo Canyon interest as if it had occurred on January 1, 2006. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. The proved oil and gas reserve information for Approach and Neo Canyon is as of December 31, 2006 and reflects prices and costs as of those dates.

	Approach Resources Inc.	Neo Canyon	Combined
	combined historical	historical	pro forma
Reserves—Crude oil & natural gas liquids (MBbls)	amounts	amounts	amounts

Reserves at beginning of period	1,086	467	1,553
Extensions and discoveries	339	61	400
Revisions of previous estimates	(226)	(105)	(331)
Production	(77)	(32)	(109)

Reserves at end of period	1,122	391	1,513

Proved developed producing reserves at end of period	496	170	666

	Approach Resources Inc.	Neo Canyon	Combined
	combined historical	historical	pro forma
Reserves—Natural gas (MMcf):	amounts	amounts	amounts

Reserves at beginning of period	102,405	42,899	145,304
Extensions and discoveries	15,655	6,421	22,076
Revisions of previous estimates	(13,121)	(5,526)	(18,647)
Production	(6,282)	(2,645)	(8,927)

Reserves at end of period	98,657	41,149	139,806

Proved developed producing reserves at end of period	51,004	21,400	72,404

Standardized measure of discounted future cash flows (in thousands):

	Approach Resources Inc.	Neo Canyon	Combined
	combined historical	historical	pro forma
	amounts	amounts	amounts

Future cash inflows	$709,184	$292,399	$1,001,583
Future production costs	(198,023)	(81,784)	(279,807)
Future development costs	(108,451)	(45,957)	(154,408)
Future income taxes	(109,784)	(1,647)	(111,431)

Future net cash flows	292,926	163,011	455,937
10% annual discount	(215,049)	(112,306)	(327,355)

Standardized measure of discounted future net cash flows	$77,877	$50,705	$128,582

Changes in standardized measure of discounted future cash flows (in thousands):

	Approach Resources Inc.	Neo Canyon	Combined
	combined historical	historical	pro forma
	amounts	amounts	amounts

Balance at beginning of period	$146,439	$109,078	$255,517
Net changes in prices and production costs	(106,246)	(56,734)	(162,980)
Net changes in future development costs	(43,229)	(9,707)	(52,936)
Sales of oil and gas produced, net	(40,852)	(16,974)	(57,826)
Net change due to extensions, discoveries and improved recovery techniques	28,418	10,265	38,683
Revisions of previous quantity estimates	(22,112)	(9,314)	(31,426)
Previously estimated development costs incurred	52,108	22,332	74,440
Net change in income taxes	52,303	(726)	51,577
Accretion of discount	15,546	6,136	21,682
Other	(4,498)	(3,651)	(8,149)

Balance at end of period	$77,877	$50,705	$128,582

Selected historical combined financial data

The following table sets forth our selected historical combined financial data as of the dates and for the periods shown. Our operations are currently conducted in two separate entities under common control, Approach Resources Inc. and Approach Oil & Gas Inc. Pursuant to a contribution agreement, the operations of Approach Oil & Gas Inc. will be combined under Approach Resources Inc., and we will also acquire the Neo Canyon interest immediately prior to the closing of this offering. The historical financial data for the year ended December 31, 2002 has been derived from our unaudited financial statements, which are not included in this prospectus. The historical financial data for the year ended December 31, 2003 have been derived from our audited financial statements, which are not included in this prospectus. The historical combined financial data for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 have been derived from the combined financial statements of Approach Resources Inc. and Approach Oil & Gas Inc. included in this prospectus. The following information should be read in conjunction with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and the historical combined and combined pro forma financial statements included in this prospectus.

	September 13,					Three months
	2002 to	Year ended December 31,				ended March 31,
	December 31,		2004	2005	2006	2006	2007
	2002	2003	combined	combined	combined	combined	combined
(in thousands, except per share data)	historical	historical	historical	historical	historical	historical	historical

	(unaudited)					(unaudited)	(unaudited)

Statement of operations data
Revenues:
Oil and gas sales	$—	$—	$5,682	$40,339	$52,894	$15,680	$11,547
Overhead and services income	133	—	131	408	514	122	133

Total revenues	133	—	5,813	40,747	53,408	15,802	11,680
Expenses:
Lease operating expense	—	—	179	2,910	3,889	973	979
Severance and production taxes	—	—	407	1,975	1,736	380	375
Exploration	—	442	2,396	733	1,640	196	623
Impairment of non-producing properties	—	—	—	—	558	—	—
General and administrative	539	1,535	2,074	3,067	2,930	750	1,646
Accretion of discount on asset retirement obligations	—	—	1	5	10	—	3
Depletion, depreciation and amortization	2	9	1,223	8,006	14,541	3,281	3,088

Total expenses	541	1,986	6,280	16,696	25,304	5,580	6,714

Operating income (loss)	(408)	(1,986)	(467)	24,051	28,104	10,222	4,966
Other:
Interest income (expense), net	(1)	59	201	(802)	(3,814)	(725)	(956)
Change in fair value of commodity derivatives	—	—	—	(4,163)	8,668	6,192	(4,626)

Income (loss) before provision for income taxes	(409)	(1,927)	(266)	19,086	32,958	15,689	(616)
Provision (benefit) for income taxes	—	—	—	7,028	11,756	5,280	(35)

Net income (loss)	$(409)	$(1,927)	$(266)	$12,058	$21,202	$10,409	$(581)

Earnings (loss) per share:
Basic	$—	$(3.44)	$(0.14)	$4.03	$7.04	$3.49	$(0.19)

Diluted	$—	$(3.44)	$(0.14)	$4.03	$6.84	$3.39	$(0.19)

Statement of cash flows data
Net cash provided (used) by:
Operating activities	$(258)	$(2,391)	$4,527	$40,304	$34,110	$12,616	$5,687
Investing activities	(3)	(15)	(26,859)	(71,939)	(59,189)	(24,578)	(9,717)
Financing activities	282	4,898	22,474	32,199	26,771	9,918	4,493
Other financial data
EBITDAX(1)	(406)	(1,535)	3,152	32,791	44,877	13,699	8,677
Capital expenditures	3	15	25,313	73,485	59,189	24,578	9,717

(1)	See “—Reconciliation of non-GAAP financial measures” below for additional information.

	As of December 31,					As of March 31,
			2004	2005	2006	2006	2007
	2002	2003	combined	combined	combined	combined	combined
(in thousands)	historical	historical	historical	historical	historical	historical	historical

	(unaudited)					(unaudited)	(unaudited)

Balance sheet data
Cash	$21	$2,513	$2,656	$3,219	$4,911	$1,175	$5,374
Other current assets	—	410	6,458	16,305	13,200	16,660	6,776
Property and equipment, net, successful efforts method	92	35	24,223	88,803	132,112	109,904	138,123
Other assets	29	—	1,565	89	86	101	119

Total assets	$142	$2,958	$34,902	$108,416	$150,309	$127,840	$150,392

Current liabilities	$499	$86	$9,827	$32,746	$15,421	$26,811	$11,564
Long-term debt	—	—	100	29,425	47,619	40,660	52,169
Other long-term liabilities	—	—	99	6,555	17,697	11,562	17,669
Stockholders’ equity (deficit)	(357)	2,872	24,876	39,690	69,572	48,807	68,990

Total liabilities and stockholders’ equity	$142	$2,958	$34,902	$108,416	$150,309	$127,840	$150,392

Reconciliation of non-GAAP financial measures

The following table shows our reconciliation of our PV-10 to our standardized measure of discounted future net cash flows (the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles, or GAAP). PV-10 is our estimate of the present value of future net revenues from estimated proved gas reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future net revenues are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our gas and oil properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating gas and oil companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that most other companies in the oil and gas industry calculate PV-10 on the same basis.

PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows as computed under GAAP.

As of
December 31,
(in thousands)	2006

PV-10	$179,865
Less: Undiscounted income taxes	(111,431)
Plus: 10% discount factor	60,148

Discounted income taxes	(51,283)

Standardized measure of discounted future net cash flows	$128,582

The following table reconciles our net income to EBITDAX. EBITDAX is defined as net income or loss excluding income tax, non-cash compensation, changes in fair value of commodity derivatives, exploration and other impairment costs, depreciation, depletion and amortization and interest expense. Although EBITDAX is not calculated in accordance with GAAP, management believes that it is a widely accepted financial indicator that provides additional information about our profitability, ability to meet our future requirements for debt service, capital expenditures and working capital. EBITDAX should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with GAAP.

While we have disclosed our EBITDAX to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDAX as reported by us may not be comparable in all instances to EBITDAX as reported by other companies. In addition, EBITDAX amounts may not be fully available for management’s discretionary use, due to the requirements to conserve funds for capital expenditures, debt service or other commitments.

	September 13,					Three months		Pro forma
	2002 to	Year ended December 31,				ended March 31,			Three months
	December 31,		2004	2005	2006	2006	2007	Year ended	ended
	2002	2003	combined	combined	combined	combined	combined	December 31,	March 31,
(in thousands)	historical	historical	historical	historical	historical	historical	historical	2006	2007

	(unaudited)					(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	$(409)	$(1,927)	$(266)	$12,058	$21,202	$10,409	$(581)	$26,946	$375
Income taxes	—	—	—	7,028	11,756	5,280	(35)	15,129	473
Non-cash compensation	—	—	—	—	34	—	—	34	—
Change in fair value of commodity derivatives	—	—	—	4,163	(8,668)	(6,192)	4,626	(8,668)	4,626
Exploration and impairment costs	—	442	2,396	734	2,198	196	623	2,198	623
Depreciation, depletion and amortization	2	9	1,223	8,006	14,541	3,281	3,088	22,055	4,737
Interest expense (income)	1	(59)	(201)	802	3,814	725	956	3,814	956

EBITDAX	$(406)	$(1,535)	$3,152	$32,791	$44,877	$13,699	$8,677	$61,508	$11,790

Management’s discussion and analysis of financial
condition and results of operations

The following discussion is intended to assist in understanding our results of operations and our financial condition. Our combined financial statements and the accompanying notes included elsewhere in this prospectus contain additional information that should be referred to when reviewing this material. Statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties, which could cause actual results to differ from those expressed.

Overview

We are an independent energy company engaged in the exploration, development, exploitation, production and acquisition of unconventional oil and gas properties onshore in the United States. We are focusing our growth efforts primarily on finding and developing natural gas reserves in known tight gas sands and shale areas and have assembled leasehold interests aggregating approximately 231,000 gross (177,000 net) acres. We expect to leverage our management team’s proven track record of finding and exploiting unconventional reservoirs through application of advanced completion, fracturing and drilling techniques. As the operator of substantially all of our proved reserves, we have a high degree of control over capital expenditures and other operating matters.

We currently operate in three areas: West Texas (Wolfcamp, Canyon Sands and Ellenburger), Western Kentucky (New Albany Shale) and Northern New Mexico (Mancos Shale). As of December 31, 2006, all of our proved reserves and production were located in our West Texas operating area and substantially all of those reserves and production were located in the Ozona Northeast field.

Our financial results depend upon many factors, particularly the price of oil and gas. Commodity prices are affected by changes in market demand, which is impacted by overall economic activity, weather, pipeline capacity constraints, inventory storage levels, gas price differentials and other factors. As a result, we cannot accurately predict future oil and gas prices, and therefore, we cannot determine what effect increases or decreases will have on our capital program, production volumes and future revenues. In addition to production volumes and commodity prices, finding and developing sufficient amounts of oil and gas reserves at economical costs are critical to our long-term success. Future finding and development costs are subject to changes in the industry, including the costs of acquiring, drilling and completing our projects.

Higher oil and gas prices have led to higher demand for drilling rigs, operating personnel and field supplies and services and have caused increases in the costs of those goods and services. To date, the higher sales prices have more than offset the higher drilling and operating costs. Given the inherent volatility of gas prices, which are influenced by many factors beyond our control, we plan our activities and budget based on conservative sales price assumptions, which generally are lower than the average sales prices received. We focus our efforts on increasing gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future cash flow from operations will depend on our ability to manage our overall cost structure.

Like all oil and gas production companies, we face the challenge of natural production declines. Oil and gas production from a given well naturally decreases over time. Additionally, our reserves have a rapid initial decline. We attempt to overcome this natural decline by drilling to develop and identify additional reserves and by acquisitions. Our future growth will depend upon our ability to continue to add oil and gas reserves in excess of production at a reasonable cost. We will maintain our focus on the costs of adding reserves through drilling and acquisitions as well as the costs necessary to produce such reserves.

We also face the challenge of financing future acquisitions. We plan to use the proceeds of this offering to repay the $      million of outstanding borrowings under our revolving credit facility plus accrued interest. At that point, we believe we will have adequate unused borrowing capacity under our revolving credit facility for possible acquisitions, temporary working capital needs and any expansion of our drilling program. Funding for future acquisitions also may require additional sources of financing, which may not be available.

Our operations are currently conducted in two separate entities under common control, Approach Resources Inc. and Approach Oil & Gas Inc. Pursuant to a contribution agreement, the operations of these two entities will be combined under Approach Resources Inc., and we will also acquire the Neo Canyon interest immediately before the closing of this offering.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States. The preparation of our combined financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and gas reserves. Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our combined financial statements. Described below are the most significant policies we apply in preparing our combined financial statements, some of which are subject to alternative treatments under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. See notes to the financial statements under the heading “Summary of significant accounting policies” for additional accounting policies and estimates by management.

Oil and gas activities

Accounting for oil and gas activities is subject to special, unique rules. We use the successful efforts method for accounting for our oil and gas activities. The significant principles for this method are:

•	geological and geophysical evaluation costs are expensed as incurred;

•	dry holes for exploratory wells are expensed, and dry holes for developmental wells are capitalized; and

•	impairments of properties, if any, are based on the evaluation of the carrying value of properties against their fair value based upon pools of properties grouped by geographical and geological conformity.

Our engineering estimates of proved oil and gas reserves directly impact financial accounting estimates including depletion, depreciation and amortization expense, evaluation of impairment of properties and the calculation of plugging and abandonment liabilities. Proved oil and gas reserves are the estimated quantities of oil and gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The data for any reservoir may change substantially over time as a result of changing results from operational activity and results. Changes in commodity prices, operation costs and techniques may also affect the overall evaluation of reservoirs. A hypothetical 10% decline in our December 31, 2006 proved reserves volumes would have resulted in approximately $1.4 million of additional depletion expense for the year ended December 31, 2006.

Our estimated proved reserves as of December 31, 2006 were prepared by DeGolyer and MacNaughton.

Derivative instruments and hedging activities

All derivative instruments are recorded on the balance sheet at fair value. Changes in the derivative’s fair value are currently recognized in the statement of operations unless specific hedge accounting criteria are met. For qualifying cash-flow hedges, the gain or loss on the derivative is deferred in accumulated other comprehensive income (loss) to the extent the hedge is effective. The ineffective portion of the hedge is recognized immediately in the statement of operations. Gains and losses on hedging instruments included in cumulative other comprehensive income (loss) are reclassified to oil and gas sales revenue in the period that the related production is delivered. Derivative contracts that do not qualify for hedge accounting treatment are recorded as derivative assets and liabilities at fair value in the balance sheet, and the associated unrealized gains and losses are recorded as current income or expense in the statement of operations.

Historically, we have not designated our derivative instruments as cash-flow hedges. We record our open derivative instruments at fair value on our combined balance sheets as either unrealized gains or losses on commodity derivatives. We record changes in such fair value in earnings on our combined statements of operations under the caption entitled “change in fair value of commodity derivatives.”

Although we have not designated our derivative instruments as cash-flow hedges, we use those instruments to reduce our exposure to fluctuations in commodity prices related to our oil and gas production. Accordingly, we record realized gains and losses under those instruments in oil and gas sales revenues on our combined statements of operations. For the years ended December 31, 2005 and 2006, we recognized an unrealized loss of $4,163,098 and an unrealized gain of $8,668,095 from changes in the fair values of commodity derivatives, respectively. A 10% increase in the NYMEX floating prices would have resulted in a $2.0 million decrease in the December 31, 2006 fair value recorded on our balance sheet, and a corresponding increase to loss on commodity derivatives in our statement of operations.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, published Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, or SFAS 123(R). SFAS 123(R) requires compensation cost related to share based payment transactions to be recognized in the financial statements. Share based payment transactions within the scope of SFAS 123(R) include stock options, restricted stock plans, performance based awards, stock appreciation rights and employee share purchase plans. The provisions of SFAS 123(R) were effective for us as of the first annual reporting period beginning after December 15, 2005. Accordingly, we implemented the revised standard on January 1, 2006.

In March 2005, FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, Accounting for Asset Retirement Obligations. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside our control. FIN 47 states that we must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. This interpretation is intended to provide more information about long-lived assets, future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. We do not believe that our financial position, results of operations or cash flows will be impacted by FIN 47.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We adopted FIN 48 on January 1, 2007 and it did not have a material impact on our financial statements.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, or FAS 157. FAS 157 defines fair value to measure assets and liabilities, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures. FAS 157 is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the impact that the adoption of FAS 157 will have on our financial position or results of operations.

Effects of inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2004, 2005 or 2006. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment. It may also increase the cost of labor or supplies. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher prices.

Stock based and other compensation

Our 2007 Stock Incentive Plan allows grants of stock and options to management and key employees. Granting of awards may increase our general and administrative expenses subject to the size and timing of the grants.

Public company expenses

We believe that our general and administrative expenses will increase in connection with the completion of this offering as a result of us operating as a public company. This increase will consist of legal and accounting fees and additional expenses associated with compliance with the Sarbanes Oxley Act of 2002 and other regulations. We anticipate that our ongoing general and administrative expenses also will increase as a result of being a publicly traded company. This increase will be due primarily to the cost of accounting support services, filing annual and quarterly reports with the SEC, investor relations, directors’ fees, directors’ and officers’ insurance and registrar and transfer agent fees. As a result, we believe that our general and administrative expenses for future periods will increase significantly. Our consolidated financial statements following the completion of this offering will reflect the impact of these increased expenses and affect the comparability of our financial statements with periods before the completion of this offering.

Results of operations

Three months ended March 31, 2006 and 2007

	Three months ended
	March 31,
	2006	2007

Net production (MMcfe)	1,837	1,357
Average sales prices (per Mcfe) (before hedging)	$7.76	$6.92
Costs and expenses (in thousands):
Lease operating expenses	$973	$980
Production taxes	380	375
Depreciation, depletion and amortization	3,281	3,088
General and administrative	750	1,646

Oil and gas sales. Oil and gas sales decreased $4.1 million, or 26.4%, for the three months ended March 31, 2007 to $11.6 million from $15.7 million for the three months ended March 31, 2006. The decrease in gas sales principally resulted from the natural decline in production of our tight gas sands in the Northeast Ozona field. Further, we had four rigs drilling in the second half of 2005 and the first half of 2006, which dramatically increased production in the first quarter of 2006 from new wells placed in production compared to the use of only one rig in the latter part of 2006 and early 2007. Additionally, the average price for gas including the effects of hedging increased slightly by $0.11 per Mcfe, or 1.3%, from $8.40 per Mcfe for the three months ended March 31, 2006 to $8.51 per Mcfe for the three months ended March 31, 2007, which partially offset the production decline. Gas sales represented 87.9% of the total oil and gas sales for the three months ended March 31, 2007 compared to 90.1% for the three months ended March 31, 2006.

Commodity derivative activities. Realized gains from our commodity derivative activity increased our revenues $2.2 million for the three months ended March 31, 2007. In comparison, our commodity derivative activity increased our revenues $1.4 million for the three months ended March 31, 2006. The increase resulted from the relative movement of the NYMEX gas prices in relation to the fixed notional pricing for the respective time periods.

Overhead and services income. Overhead and services income for the three months ended March 31, 2007 increased $11,000, or 9.5%, to $133,000 from $122,000 for the three months ended March 31, 2006. This increase resulted from our continued development of the Ozona Northeast field.

Lease operating expense. Our lease operating expenses increased $7,000, or 0.7%, for the three months ended March 31, 2007 to $980,000 ($0.72 per Mcfe) from $973,000 ($0.53 per Mcfe) for the three months ended March 31, 2006. The primary factor in the slight increase in lease operating expense was an increase of approximately $100,000 in our estimated ad valorem taxes in the 2007 period, which partially was offset by the release later in 2006 of one of our seven rented compressors and an amine unit.

Severance and production taxes. Our production taxes decreased $5,000, or 1.3%, for the three months ended March 31, 2007 to $375,000 from $380,000 for the three months ended March 31, 2006. The decrease in production taxes was a function of the reduced oil and gas sales in 2007, offset partly by the timing of severance tax refunds in the 2006 period.

Depreciation, depletion and amortization (DD&A). Our DD&A expense decreased $200,000, or 5.9%, to $3.1 million for the three months ended March 31, 2007 from $3.3 million for the three months ended March 31, 2006. Our DD&A expense per Mcfe produced increased by $0.47, or 26.3%, to $2.26 per Mcfe for the three months ended March 31, 2007, as compared to $1.79 per Mcfe for the three months ended March 31, 2006. This increase was primarily attributable to our drilling of mostly proved undeveloped locations in the 2007 period, which were previously recorded in our prior year’s reserves, which had the effect of increasing production but did not increase reserves to the same degree.

Exploration. Our dry hole costs associated with exploratory drilling increased $427,000 to $623,000 for the three months ended March 31, 2007 from $196,000 for the three months ended March 31, 2006. The 2007 dry hole costs resulted from a mechanical failure in the drilling of a test well in our Boomerang prospect.

General and administrative. Our general and administrative expenses increased $895,000, or 119.3%, to $1.6 million for the three months ended March 31, 2007 from $750,000 for the three months ended March 31, 2006. The increase in general and administrative expense was principally due to bonus payments made in the first quarter of 2007 to cover tax liabilities incurred by management in connection with the repayment of management notes in January 2007. See “Certain relationships and related party transactions—Other related party transactions.”

Interest income (expense), net. Our interest expense increased $231,000, or 31.8%, to $956,000 for the three months ended March 31, 2007 from $725,000 for the three months ended March 31, 2006. This increase was a function of increased borrowings in 2006 to fund our development of the Ozona Northeast field and higher interest rates.

Income taxes. Our provision (benefit) for income taxes decreased $5.3 million, or 100.7%, to a benefit of $35,000 for the three months ended March 31, 2007, from a provision of $5.3 million for the three months ended March 31, 2006. The decrease in income tax expense is consistent with the decrease in our income before income taxes. Our effective income tax rate for the three months ended March 31, 2006 amounted to 33.7% compared with 5.7% for the three months ended March 31, 2007. The decrease in the effective rate results primarily from changes in the valuation allowance provided against net operating loss carryovers for Approach Oil & Gas Inc. We do not recognize a tax benefit for the net operating loss carryovers of Approach Oil & Gas Inc. based on our assessment of the likelihood of Approach Oil & Gas Inc. being able to utilize those carryovers to reduce future taxable income. Subsequent to the combination of Approach Oil & Gas Inc. and Approach Resources Inc., we believe that the net operating loss carryovers of Approach Oil & Gas Inc. will be available to offset our future taxable income, subject to certain limits.

Years ended December 31, 2005 and 2006

	Year ended December 31,
	2005	2006

Net production (MMcfe)	5,012	6,744
Average sales prices (per Mcfe) (before hedging)	$8.63	$6.92
Costs and expenses (in thousands):
Lease operating expenses	$2,910	$3,889
Production taxes	1,975	1,736
Depreciation, depletion and amortization	8,006	14,541
General and administrative	3,067	2,930

Oil and gas sales. Oil and gas sales increased $12.6 million, or 31.1%, for the year ended December 31, 2006 to $52.9 million from $40.3 million for the year ended December 31, 2005. The increase in sales principally resulted from a 34.6% increase in production, as we drilled and completed 81 gross (53.5 net) wells in 2006. Additionally, the average price for gas before the effect of hedging decreased $1.71 per Mcfe, or 19.8%, from $8.63 per Mcfe in 2005 to $6.92 per Mcfe in 2006 as the 2005 period included the effects of the spike in gas prices after Hurricane Katrina and Hurricane Rita. Gas sales represented 89.7% of the total oil and gas sales in 2006 compared to 92.7% in 2005.

Commodity derivative activities. Realized gains from our commodity derivative activity increased our revenues $6.2 million for the year ended December 31, 2006. In comparison, realized losses from our commodity derivative activity decreased our revenues $2.9 million for the year ended December 31, 2005. During the years ended December 31, 2005 and 2006, we used gas swaps to mitigate commodity price risk. During 2005, commodity prices tended to be higher than the notional prices specified in our swap agreements, which resulted in a loss to us. In contrast, during 2006, commodity prices tended to be lower than the prices specified in our swap agreements, which resulted in a gain to us.

Overhead and services income. Overhead and services income increased $106,000, or 26.0%, for the year ended December 31, 2006 to $514,000 from $408,000 for the year ended December 31, 2005. This increase resulted from the addition of wells from our drilling program.

Lease operating expense. Our lease operating expenses increased $1.0 million, or 33.7%, for the year ended December 31, 2006 to $3.9 million from $2.9 million for the year ended December 31, 2005. This increase primarily was the result of a $765,000 increase in ad valorem taxes and from increased pumper costs of $200,000 from the continued development of the Ozona Northeast properties.

Severance and production taxes. Our production taxes decreased $239,000, or 12.1%, for the year ended December 31, 2006 to $1.7 million from $2.0 million for the year ended December 31, 2005. The decrease in production taxes is a function of increased oil and gas revenues that were more than offset by refunds received applicable to prior years.

Depreciation, depletion and amortization (DD&A). Our DD&A expense increased $6.5 million, or 81.6%, to $14.5 million for the year ended December 31, 2006 from $8.0 million for the year ended December 31, 2005. Our DD&A expense per Mcfe produced increased by $0.56, or 35.0%, to $2.16 per Mcfe for the year ended December 31, 2006, as compared to $1.60 per Mcfe for the year ended December 31, 2005. This increase was primarily attributable to increased production and increased oil and gas property costs in 2006.

Exploration. Our dry hole costs associated with exploratory drilling increased $907,000 to $1.6 million for the year ended December 31, 2006 from $700,000 for the year ended December 31, 2005. We had nominal charges for geological evaluation costs.

General and administrative. Our general and administrative expenses decreased $137,000, or 4.5%, to $2.9 million for the year ended December 31, 2006 from $3.1 million for the year ended December 31, 2005. The decrease in general and administrative expense was principally due to the accrual in 2005 of bonuses totaling approximately $800,000 that did not recur in 2006, offset by increases in 2006 for professional fees, the number of employees and increases in their compensation and benefits.

Interest income (expense), net. Our interest expense increased $3.0 million, or 375%, to $3.8 million for the year ended December 31, 2006 from $802,000 for the year ended December 31, 2005. This significant increase was a function of increased borrowings under our revolving credit facility and an increase in interest rates during 2006.

Income taxes. Income taxes increased $4.8 million, or 67.3%, to $11.8 million for the year ended December 31, 2006 from $7.0 million for the year ended December 31, 2005. Income taxes increased consistent with our income before tax, offset by a decrease in our effective tax rates, which amounted to 36.8% and 35.7% for the years ended December 31, 2005 and 2006, respectively. Our effective tax rate decreased due primarily to a change in the tax law in the State of Texas which changed the tax from 4.5% of net income to 1% of our “margin,” as defined in the new law. Based on this change in the Texas tax law, we reduced our deferred tax liability by approximately $1.1 million for the year ended December 31, 2006.

Years ended December 31, 2004 and 2005

	Year ended December 31,
	2004	2005

Net production (MMcfe)	908	5,012
Average sales prices (per Mcfe) (before hedging)	$6.26	$8.63
Costs and expenses (in thousands):
Lease operating expenses	$179	$2,910
Production taxes	406	1,975
Depreciation, depletion and amortization	1,223	8,006
General and administrative	2,074	3,067

Oil and gas sales. Oil and gas sales increased $34.6 million to $40.3 million for the year ended December 31, 2005 from $5.7 million for the year ended December 31, 2004. This increase in oil and gas sales principally resulted from the substantial increase in gas prices in the aftermath of Hurricane Katrina and Hurricane Rita in the third quarter of 2005 and our increased drilling activities in 2005. We drilled 113 and completed 110 successful wells during the year ended December 31, 2005 in the Ozona Northeast field in West Texas. In addition, our first few wells in the Ozona Northeast field were not completed and producing until May 2004 and, therefore, the full year of production from these wells in 2005 further contributed to the increase in gas and oil production from 2004 to 2005.

Commodity derivative activities. We had no commodity derivatives in place prior to 2005. Realized losses from our commodity derivative activity decreased our revenues $2.9 million for the year ended December 31, 2005. During the year ended December 31, 2005, we used gas swaps to mitigate commodity price risk. During 2005, commodity prices tended to be higher than the notional prices specified in our swap agreements, which resulted in a loss to us.

Overhead and services income. Overhead and services income increased $278,000 to $408,000 for the year ended December 31, 2005 from $130,000 for the year ended December 31, 2004. This increase was a result of the addition of wells from our drilling program.

Lease operating expense. Lease operating expense increased $2.7 million to $2.9 million for the year ended December 31, 2005 from $179,000 for the year ended December 31, 2004. This increase was primarily attributable to our increased compression facility costs to handle the increase in gas produced.

Severance and production taxes. Our production taxes increased $1.6 million to $2.0 million for the year ended December 31, 2005 from $406,000 for the year ended December 31, 2004. This increase was a function of increased production and increased pricing.

Depreciation, depletion and amortization (DD&A). Our DD&A expense increased $6.8 million to $8.0 million for the year ended December 31, 2005 from $1.2 million for the year ended December 31, 2004. Our DD&A expense per Mcfe produced increased by $0.25, or 18.5%, to $1.60 per Mcfe for the year ended December 31, 2005, as compared to $1.35 per Mcfe for the year ended December 31, 2004. This increase was primarily attributable to increased production and oil and gas property costs in 2005.

General and administrative. Our general and administrative expenses increased $1.0 million, or 47.9%, to $3.1 million for the year ended December 31, 2005 from $2.1 million for the year ended December 31, 2004. This increase was largely due to the accrual of $800,000 for bonuses in 2005.

Interest expense. Our interest expense, net of interest income, increased $1.0 million to $802,000 for the year ended December 31, 2005 from interest income of $201,000 for the year ended December 31, 2004. This increase was primarily attributable to the increase in the average amount borrowed under our revolving credit facility as a result of increased costs from our drilling program.

Income taxes. Our income tax expense increased for the year ended December 31, 2005 compared to 2004 as net income increased from 2004 to 2005. We recorded an accrual of $580,000 as an estimate of the current taxes due for 2005. Additionally, we recorded a deferred tax provision of $6.4 million in 2005 largely due to the difference in depletion, depreciation and capitalization methods for oil and gas properties. No taxes were accrued for 2004 as we utilized net operating loss carryforwards to offset any potential liability.

Liquidity and capital resources

For the three months ended March 31, 2007, the majority of our cash was generated from operating and financing activities. We used $4.5 million of proceeds from borrowings and cash flow from operations of $5.7 million to fund $9.7 million of capital expenditures related to our drilling program activities. During the same three months in 2006, we used $12.6 million of cash flow from operations and $11.2 million of proceeds from borrowings under our revolving credit facility and available cash to fund $24.6 million for our drilling program and $1.3 million to repurchase shares and options.

Our primary sources of cash in 2006 were from financing and operating activities. Approximately $18.2 million from borrowings under our revolving credit facility, $6.5 million from the issuance of common stock, $3.5 million from a loan from one of our stockholders and cash from operations were used to fund our drilling program and the acquisition of another working interest in the Ozona Northeast field.

For the year ended December 31, 2005, cash flow from operations of $40.3 million, borrowings under our revolving credit facility of $29.3 million and $3.0 million from the issuance of common stock provided the funds to drill additional wells in the Ozona Northeast field.

For the year ended December 31, 2004, operating cash flow of $4.5 million combined with $22.4 million from the issuance of common stock funded our initial drilling activities in the Ozona Northeast field.

Our cash flow from operations is driven by commodity prices and production volumes. Prices for oil and gas are driven by seasonal influences of weather, national and international economic and political environments and, increasingly, from heightened demand for hydrocarbons from emerging nations, particularly China and India. Our working capital is significantly influenced by changes in commodity prices and significant declines in prices could decrease our exploration and development expenditures. Cash flows from operations were primarily used to fund exploration and development of our mineral interests. Our cash flows from operations increased dramatically between 2004 and 2005 as we developed the Ozona Northeast field. In comparing

2005 and 2006, our cash flows from operations declined slightly due to a $6.2 million decrease in working capital components partially offset by the increase in oil and gas sales in 2006.

The following table summarizes our sources and uses of funds for the periods noted:

				Three months ended
	Year ended December 31,			March 31,
(in thousands)	2004	2005	2006	2006	2007

Cash flows provided by operating activities	$4,527	$40,304	$34,110	$12,616	$5,687
Cash flows used in investing activities	(26,859)	(71,939)	(59,189)	(24,578)	(9,717)
Cash flows provided by financing activities	22,474	32,199	26,771	9,918	4,493

Net increase (decrease) in cash and cash equivalents	$142	$564	$1,692	$(2,044)	$463

Operating activities

For the three months ended March 31, 2007, our cash flow from operations was used for drilling activities. The $5.7 million in cash flow generated in the first three months of 2007 decreased $6.9 million from the first three months of 2006 due mostly to lower oil and gas sales and higher general and administrative expenses in the 2007 period.

Net cash provided by operating activities increased from $4.5 million in 2004 to $40.3 million in 2005 and to $34.1 million in 2006. The increase in 2005 resulted from increased sales volumes from our successful drilling activities and increased commodity prices. In comparing 2005 and 2006, our cash flows from operations declined in part due to a $6.2 million decrease in working capital components partially offset by the increase in oil and gas sales and net income in 2006 from our continued development of the Ozona Northeast field in West Texas.

Investing activities

Of the cash flows used in investing activities in the first three months of 2007, $4.8 million was for the continued development of the Ozona Northeast field, $1.8 million for the drilling of the test wells in our Boomerang prospect, $2.7 million for the acquisition of the El Vado East leasehold and $400,000 for wells in our Cinco Terry project. For the comparable period of 2006, $24.6 million was for the drilling of Ozona Northeast wells.

The majority of our cash flows used in investing activities for 2004 through 2006 have been used for the continued development of the Ozona Northeast field. In 2006, an additional $4.1 million was used for undeveloped leaseholds in our Cinco Terry and Boomerang fields, and $3.4 million was invested in the initial wells in our Cinco Terry project.

We have established an exploratory and development budget of $47.9 million and $66.0 million for 2007 and 2008, respectively, after the completion of the acquisition of the Neo Canyon interest. Our budgets are established based on expected volumes to be produced and commodity prices.

Financing activities

We borrowed $4.6 million under our revolving credit facility in the first three months of 2007 as compared to $11.2 million in the first three months of 2006. In addition, $1.3 million was spent in the first three months of 2006 to purchase common stock and related options from a former employee.

During 2006, we sold approximately $6.5 million of common stock. These proceeds were primarily used to fund the acquisition of our Boomerang prospect and drilling costs for our Cinco Terry project.

In February 2007, we entered into an amended and restated $100 million revolving credit facility with The Frost National Bank. As of December 31, 2006, we had an outstanding balance under the previous facility of approximately $47.6 million, with a borrowing base of $75 million. The borrowing base is subject to adjustment twice each year. The assessment by the bank petroleum engineers is based on their evaluation of the future cash flows from proved oil and gas reserves using the bank’s pricing parameters.

Our goal is to actively manage our borrowings to help us maintain the flexibility to expand and invest, and to avoid the problems associated with highly leveraged companies of large interest costs and possible debt reductions restricting ongoing operations.

We believe that cash flow from operations will finance substantially all of our anticipated drilling, exploration and capital needs and therefore, allow us to use our revolving credit facility for possible acquisitions, temporary working capital needs through 2008 and any expansion of our drilling program.

Future capital expenditures for 2007 and 2008

The following table summarizes information regarding our historical 2006 and estimated 2007 and 2008 capital expenditures. The 2007 and 2008 estimates include the interest of Neo Canyon after completion of the acquisition of the 30% working interest in the Ozona Northeast field that we do not already own. We will be required to meet our needs from our internally generated cash flow, debt financings and equity financings. The estimated capital expenditures are subject to change depending upon a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources to us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and gas and the availability of drilling rigs and crews, our financial results and the availability of leases on reasonable terms and our ability to obtain permits for the drilling locations.

	Historical	Estimated
	year ended	Year ending
	December 31,	December 31,
(in thousands)	2006	2007	2008

Capital expenditures:
Ozona Northeast	$52,108	$34,300	$50,500
Cinco Terry	3,176	2,200	4,100
Western Kentucky	3,873	4,600	6,600
Northern New Mexico	—	3,800	4,500
Geological, geophysical and other	—	4,400	800

Total capital expenditures	$59,157	$49,300	$66,500

Credit facility

In February 2007, we entered into an amended and restated $100 million revolving credit facility with The Frost National Bank. In June 2007, we extended the due date of any balance outstanding at maturity to July 2010. The availability of funds under our revolving credit facility is subject to a borrowing base which was initially set at, and currently is, $75 million. The borrowing base will be redetermined every six months or, upon the election by us or the bank, one additional time each calendar year.

Our revolving credit facility provides for interest on outstanding amounts to accrue at a rate calculated, at our option, at either (i) the adjusted base rate, or (ii) the London Interbank Offered Rate plus a margin which ranges from 1.25% to 2.0% per annum, as applicable, as amounts outstanding under our revolving credit facility increase as a percentage of the borrowing base. In addition, we pay an annual commitment fee of 0.375% of non-utilized borrowings available under our revolving credit facility.

We are subject to a financial covenant requiring maintenance of a minimum modified ratio of current assets to current liabilities. In addition, we are subject to covenants restricting cash dividends and other restricted payments, transactions with affiliates, incurrence of other debt, consolidations and mergers, the level of operating leases, assets sales, investments in other entities and liens on properties.

Loans under our revolving credit facility are secured by first priority liens on substantially all of our West Texas assets including equity interests in our subsidiaries. All outstanding amounts under our revolving credit facility are due and payable in July 2010.

We anticipate that the proceeds to us from this offering will be used to pay off outstanding borrowings under our revolving credit facility. As of December 31, 2006 and March 31, 2007, the outstanding balance under our revolving credit facility was $47.6 million and $52.2 million, respectively.

Contractual commitments

We have a lease for our current office space in Fort Worth, Texas, that expires in May 2009. Our obligation under this lease is approximately $119,000 per year. In April 2007, we signed a five-year lease for approximately 13,000 square feet of space in Fort Worth, Texas. In November 2007, we will begin rent payments of approximately $20,000 per month, including common area expenses. We expect to sublet our current office space.

The following table summarizes these commitments as of May 31, 2007 (in thousands):

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt obligations—revolving credit facility	$52,169	$—	$—	$52,169	$—
Operating lease obligations(1)	1,592	321	625	532	114
Asset retirement obligations	155	—	—	—	155
Employment agreements with executive officers and other key personnel(2)	1,946	775	1,171	—	—

Total	$55,862	$1,096	$1,796	$52,701	$269

(1)	Operating lease obligation is for office space.

(2)	These agreements are automatically renewed for successive terms of one year unless employment is terminated at the end of the term by written notice given to the employee not less than 60 days prior to the end of such term. Our maximum commitment under the employment agreements, which would apply if the employees covered by these agreements were all terminated without cause, is approximately $1,171,000 at December 31, 2007. See “Executive compensation—Other benefits—Employment agreements and other arrangements.”

Off-balance sheet arrangements

From time to time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of December 31, 2006, the off-balance sheet arrangements and transactions that we have entered into include undrawn letters of credit, operating lease agreements and gas transportation commitments. We do not believe that these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Quantitative and qualitative disclosure about market risk

Some of the information below contains forward-looking statements. The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and gas prices, and other related factors. The disclosure is not meant to be a precise indicator of expected future losses, but rather an indicator of reasonably possible losses. This forward-looking information provides an indicator of how we view and manage our ongoing market risk exposures. Our market risk sensitive instruments were entered into for hedging and investment purposes, not for trading purposes.

Commodity price risk

We enter into financial swaps and collars to hedge future oil and gas production to mitigate portions of the risk of market price fluctuations.

To designate a derivative as a cash flow hedge, we document at the hedge’s inception our assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged.

If, during a hedge’s term, we determine the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

As of March 31, 2007, we had two gas swaps in place for the remainder of 2007 for an average volume of 243,000 MMBtu per month. One of the swaps provides for us to be paid a notional price averaging $8.48 as compared to the floating NYMEX price for that period. In addition, we have in place a WAHA basis swap of $1.02 per MMBtu for the remainder of 2007. At December 31, 2006 and March 31, 2007, the fair value of our open derivative contracts was an asset of approximately $4.5 million and a liability of $121,312, respectively.

In May 2007, we entered into a gas collar for 2008 based on the NYMEX floating MMBtu price with a $7.50 floor and a $11.45 ceiling. In addition, we entered into a WAHA basis swap for 2008 for $0.69 per MMBtu. Both of these hedges were for an average volume of approximately 186,000 MMBtu per month.

We have reviewed the financial strength of our hedge counterparty and believe our credit risk to be minimal. Our hedge counterparty is a participant in our credit facility and the collateral for the outstanding borrowings under our revolving credit facility is used as collateral for our hedges.

Business

Overview

We are an independent energy company engaged in the exploration, development, exploitation, production and acquisition of unconventional natural gas and oil properties. Our principal operations are located in the Ozona Northeast field in West Texas, where we originally acquired approximately 28,000 gross (27,000 net) acres of leasehold interests in 2004. Since that time, through a series of strategic leasehold acquisitions, we have increased our West Texas acreage to 67,000 gross (52,000 net) acres located in the Ozona Northeast field and our nearby Cinco Terry project. Our management team has extensive experience finding and exploiting unconventional reservoirs, particularly tight gas sands like Ozona Northeast, by applying advanced completion, fracturing and drilling techniques. Substantially all of our growth has been through our own drilling efforts. Since 2004, we have added approximately 149 Bcfe of proved gas and oil reserves from unconventional reservoir formations.

At December 31, 2006, all of our proved reserves and production were located in our West Texas operating area and substantially all of those reserves and production were located in the Ozona Northeast field. As of such date, we owned working interests in 241 gross (226 net) producing wells with an average net production of approximately 22 MMcfe/d for the month of December 2006. At December 31, 2006, our estimated total proved gas and oil reserves were approximately 149 Bcfe with a reserve life index of approximately 19 years. Our proved reserves are 94% gas and 51% proved developed. As the operator of substantially all of our proved reserves, we have a high degree of control over capital expenditures and other operating matters.

As of December 31, 2006, we had identified a total of 795 drilling locations, of which 668 were located in the Ozona Northeast field and 127 in our Cinco Terry project. Of the total, 203 locations were classified as proved. The final determination of whether or not to drill any particular well, including those wells currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources to us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for gas and oil and the availability of drilling rigs and crews, our financial results, the availability of leases on reasonable terms and our success in obtaining permits for potential drilling locations.

Our growth efforts are focused primarily on finding and developing natural gas reserves in known tight gas sands and shale areas onshore in the United States. Since May 2006, we have acquired leasehold interests covering 74,000 gross (44,000 net) acres in Western Kentucky and 90,000 gross (81,000 net) acres in Northern New Mexico. In total we have assembled leasehold interests of 231,000 gross (177,000 net) acres in our three operating areas — West Texas (Wolfcamp, Canyon Sands and Ellenburger), Western Kentucky (New Albany Shale) and Northern New Mexico (Mancos Shale).

Strategy

Our strategy is to increase stockholder value by profitably growing our reserves, production, cash flow and earnings using a balanced program of (1) developing existing properties,

(2) exploring and exploiting undeveloped properties, (3) completing strategic acquisitions and (4) maintaining financial flexibility. The following are key elements of our strategy:

•	Continue to develop our existing West Texas properties. We intend to develop further the significant remaining potential of our West Texas properties, where we have identified 795 drilling locations.

•	We acquired our initial position in the Ozona Northeast field through a Farmout Agreement in January 2004. The agreement covered 28,000 gross (27,000 net) acres. During 2005, we leased an additional 17,000 gross (17,000 net) acres. We began our drilling program late in the first quarter of 2004 and by year-end we had drilled 54 wells with an 85% success rate. In early 2005, in response to increased gas prices, we increased our drilling rig inventory from two rigs to four rigs and filed for optional 20-acre down spacing with the Texas Railroad Commission. By the end of 2005, we had drilled another 120 wells with a 96% success rate. During the first quarter of 2006, the Texas Railroad Commission granted the 20-acre down spacing, which substantially increased our proved undeveloped inventory. During the first half of 2006, we elected not to renew two of our four drilling rig contracts due to increased rig pricing. By year-end 2006, we had drilled 79 additional wells with a 97% success rate. We currently plan to continue to develop the Ozona Northeast field by drilling an additional 43 wells in 2007 and 64 wells in 2008. We estimate that as of December 31, 2006, we had 668 identified drilling locations in the Ozona Northeast field, 192 of which were proved.

•	In January 2007 we implemented several changes to our drilling and completion techniques for our developmental Canyon wells in Ozona Northeast, where we have 688 remaining drilling locations. Primarily, we streamlined our casing design and modified our stimulation process. We estimate that these changes have resulted in current drilling and completion cost savings of approximately $50,000 per well, based on current markets for drilling services and equipment.

•	We believe our Cinco Terry project has significant potential reserves in both the (i) established Canyon and Ellenburger formations and (ii) shallower and less-explored Wolfcamp trend. During the second quarter of 2007, we recompleted one of our existing wells into the Wolfcamp formation and we plan to drill two Canyon/Ellenburger wells in the third quarter of 2007 and two Canyon/Ellenburger wells in the fourth quarter of 2007.

•	Pursue unconventional gas and oil opportunities. With our Boomerang and El Vado East prospects, we have 164,000 gross acres of unexplored shale gas and oil inventory to explore and produce. We plan to extend our three Western Kentucky vertical test wells horizontally into the New Albany Shale in the third quarter of 2007 and drill four additional evaluation wells in the fourth quarter of 2007. We also plan to identify and drill up to four Mancos Shale wells in El Vado East by the end of this year. We intend to support our unconventional shale gas and oil exploration with cash flow from our long-lived tight gas properties in West Texas.

•	Acquire strategic assets. We continually review opportunities to acquire producing properties, undeveloped acreage and drilling prospects. We focus particularly on opportunities where we believe our reservoir management and operational expertise in unconventional gas and oil properties will enhance value and performance. We remain focused on unconventional resource opportunities, but also look at conventional opportunities based on individual project economics. We may enter into hedging agreements in connection with future acquisitions to protect our return on investment. Our management team members have gained significant acquisition experience during their careers with Approach and previous employers.

•	Operate our producing properties as a low-cost producer. We strive to minimize our operating costs by concentrating our assets within geographic areas where we can consolidate operating control and thus capture operating efficiencies. We are the operator of substantially all of our producing properties and plan to continue to operate substantially all of our producing properties in the future. Operating control allows us to better manage timing and risk as well as the cost of exploration and development, drilling and ongoing operations. We believe that in the competitive market for drilling rigs it is advantageous to have the flexibility to control the length of rig commitments in order to secure service at the lowest cost.

Competitive strengths

We believe our historical success is, and future performance will be, directly related to the following combination of strengths which enable us to implement our strategy:

•	Experienced executive and technical team with significant employee ownership. The members of our executive and technical team (including our Chief Executive Officer) have an average of over 26 years of experience in the oil and gas industry and significant experience in building and managing independent oil and gas companies. The majority of our executive and technical team have spent their entire careers developing unconventional gas and oil properties. Our technical team includes two geologists and three petroleum engineers with industry expertise in working with shallow to intermediate depth tight gas sand wells. Our team has a proven record of analyzing complex structural and stratigraphic formations using 3-D seismic and geological expertise, producing and optimizing gas reservoirs and drilling and completing unconventional gas reservoirs. Further, our professionals have developed completion techniques that enhance initial production rates and ultimate reserve recoveries in mature tight gas fields. Our team was responsible for the introduction of CO2 foam fracs to West Texas Canyon Sands tight gas fields and certain areas of the Piceance Basin in Colorado in the late 1980s. This same team has presented technical papers and delivered numerous industry presentations covering CO2 foam fracing on low pressure, water-sensitive tight gas reservoirs. Several of our directors also have significant experience in managing both public and private oil and gas companies. Our management team and employees will own approximately % of our common stock after this offering, aligning their objectives with those of our stockholders.

•	Low risk, multi-year drilling inventory. We have identified 795 drillable, low to moderate risk locations on our West Texas properties, providing us with approximately 10 years of drilling inventory at our current drilling rate. Our technical team’s ability to locate and execute on repeatable low-risk drilling opportunities in our large and productive West Texas acreage holdings has helped us to achieve a drilling success rate of 94% since our inception. In addition, our technical expertise also has allowed us to improve our production rates and ultimate hydrocarbon recoveries on our wells.

•	Stable producing asset base. We own an operated asset base comprising long-lived reserves. Approximately 94% of our reserves are gas, and all of our proved reserves are located in West Texas. These properties should produce stable cash flows to fund our development, exploitation and exploration opportunities.

•	Large acreage positions. We are a significant acreage holder in each of our three primary operating areas with an aggregate leasehold position of 231,000 gross (177,000 net) acres. We believe we have assembled a portfolio of properties, both in prolific producing natural gas and oil fields and in under-explored reservoirs, that would be difficult to replicate.

•	Operated asset base. We operate substantially all of our estimated reserves. By maintaining operating control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploitation and development of our properties.

•	Low cost structure. Our reserve potential in our operating areas, our technical expertise and high drilling success have allowed us to achieve relatively low finding and development costs. Since our inception and through December 31, 2006, we have invested approximately $200 million to drill and complete 241 wells in our West Texas operating areas, achieving an average finding and development cost of $1.38 per Mcfe. See“—Historical finding and development costs.” During the same time period, our lease operating costs, including production taxes, averaged $0.91 per Mcfe.

•	Financial flexibility. Upon the completion of this offering, we expect to have approximately $ million in cash, no long-term debt and at least $ million available for borrowings under our revolving credit facility, providing us with significant financial flexibility to pursue our business strategy.

•	Control of gathering infrastructure and gas marketing. We own and operate approximately 72 miles of gas gathering lines in West Texas that collect and transport our production to multiple delivery points for several regional and interstate pipelines. Owning and operating this infrastructure allows us to maintain greater control of our gathering pressures and to minimize down time associated with the system. We intend to purchase or construct additional gas gathering assets as necessary to fully develop our tight gas and shale opportunities in West Texas, Western Kentucky and Northern New Mexico.

Areas of operation

West Texas

The Wolfcamp Canyon Sands play is the predominant producer in Edwards, Sutton, Schleicher and Crockett Counties in West Texas. There have been over 11,800 Canyon Sands wells drilled to date. Major canyon fields located in this area are Sawyer Canyon, Ozona Canyon, Ozona Northeast Proper Canyon, Davidson Ranch Canyon, Henderson Canyon and Ozona Northeast Canyon. To date, the combined production from these fields is over 3.8 Tcfe. The Canyon Sands are a tight sand and siltstone reservoir that requires large fracture stimulation. The large independent companies currently active in the Canyon Sands play include Anadarko Petroleum Corp., Dominion Resources Inc. and Encore Acquisition Company along with several smaller companies, including Approach.

Ozona Northeast field (Canyon Sands)

The Ozona Northeast field, in Crockett and Schleicher counties, Texas, is our largest operating area on the basis of proved reserves and production. The Ozona Northeast field is one of the top 100 gas fields in the United States in both reserves and production. In 2004, we entered the field through a farmout arrangement and have since increased our total acreage position to 45,000 gross (44,000 net) acres. In February 2004, we drilled our first well, and, as of

December 31, 2006, we had 237 producing wells with proved reserves of 147 Bcfe. During that period we have achieved an average compound annual production growth rate of over 100% as a result of our own drilling efforts. We have identified 668 additional drilling locations in the field, and we estimate that completed costs per location currently are approximately $770,000, based on current markets for drilling services and equipment.

Cinco Terry project (Wolfcamp, Canyon Sands and Ellenburger)

Since late 2005, we have leased and acquired options to lease 22,000 gross (8,000 net) acres five miles west of our Ozona Northeast field in order to evaluate the Wolfcamp, Canyon and Ellenburger formations. As of May 31, 2007, we had drilled and completed three Canyon wells and one Ellenburger well at a total cost of $5.9 million gross and $3.0 million net. Proved reserves in the Cinco Terry project are estimated to be 1.8 Bcfe at December 31, 2006. Wolfcamp wells in this area have demonstrated significant commercial production, and we are evaluating the formation for possible horizontal completions. Based upon data collected in the process of drilling the Canyon and Ellenburger wells, we believe additional success could be achieved in the shallower Wolfcamp formation.

Ozona pipeline system

We own and operate 72 miles of gas gathering lines for the Ozona Northeast and Cinco Terry production that transport our gas to a custody transfer point. We rent all compression equipment, which minimizes our overall cost to add or remove compression depending on field requirements. Owning and operating the gathering systems allows us to maintain control of our gathering pressures as well as minimizing down time associated with the system. Our system delivers into Ozona Pipeline Energy Company and Duke Energy Corp.’s pipeline system.

Western Kentucky

Boomerang prospect (New Albany Shale)

Our Boomerang prospect is a 74,000 gross (44,000 net) acre New Albany Shale play located in Western Kentucky in an under-explored area of the Illinois Basin. The New Albany Shale produces both biogenic and thermogenic gas from fractured reservoirs across a wide area in Illinois and Indiana. Thermogenic gas fields have been successfully developed in Kentucky, most notably in the Appalachian Basin part of Eastern Kentucky. Renewed interest in the Illinois Basin shale gas play has resulted in recent activity by several independent operators.

We believe the attributes of the New Albany Shale in our Boomerang prospect make it a promising resource play, particularly with the introduction of horizontal drilling technology. In the first quarter of 2007, we drilled the last of three vertical test wells. We have contracted to have core samples from these three wells analyzed for their geological, petrophysical, geomechanical, geochemical and production properties. We expect to begin the horizontal completion of these three test wells in the third quarter of 2007. After evaluating the results of our initial drilling and completion activities, we will determine our development program in the Boomerang prospect.

Northern New Mexico

El Vado East prospect (Mancos Shale)

Our El Vado East prospect is a 90,000 gross (81,000 net) acre Mancos Shale play located in the Chama Basin in Northern New Mexico in proximity to several highly productive fields, including the West and East Puerto Chiquito fields and the Boulder field. The West Puerto Chiquito Field has produced over 17 MMBbls, the East Puerto Chiquito Field has produced over 4 MMBbls and the Boulder Field has produced approximately 1.8 MMBbls. Other producing Mancos Shale fields in the San Juan Basin include the Gavilan and Verde Fields. The Mancos Shale is a thick, organic-rich Upper Cretaceous marine shale. We believe considerable exploration and development potential exists for this play.

Although our primary objective in the El Vado East prospect is the Mancos Shale, the possibility of finding commercial production in the Dakota, Morrison, Todilto and Entrada formations is a secondary objective. We anticipate spudding our initial test well in the El Vado East, which we expect to be the first of four vertical test wells, in the third quarter of 2007. Depending on the initial results of these wells, we may elect to shoot 3-D seismic over a portion of this prospect at locations which have yet to be identified.

Estimated proved reserves

As of December 31, 2006, all of our proved reserves and production were located in our West Texas operating area and substantially all of those reserves and production were located in the Ozona Northeast field. The following table sets forth a summary of our estimated proved reserves and estimated average daily net production for the month ended December 31, 2006.

							Production for the month ended
	Estimated proved reserves at December 31, 2006						December 31, 2006
				Percent		Identified	Net
	Developed	Undeveloped	Total	of total	PV-10(1)	drilling	average	Percent
	(Bcfe)	(Bcfe)	(Bcfe)	reserves	(millions)	locations(2)	MMcfe/d	of total

Ozona Northeast	74.9	72.1	147.0	99%	$175.7	668	21.9	99%
Cinco Terry	0.9	0.9	1.8	1%	4.2	127	0.3	1%

Total	75.8	73.0	148.8	100%	$179.9	795	22.2	100%

(1)	PV-10 is a non-GAAP financial measure and generally differs from standardized measure of discounted future net cash flows, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. See “Selected historical combined financial data—Reconciliation of non-GAAP financial measures” for our definition of PV-10 and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows. Our calculation of PV-10 set forth in this table is based on gas and oil and condensate prices actually received by us on December 31, 2006, held flat for the life of the reserves. The weighted average price over the life of the Ozona Northeast reserves was $6.55 per Mcf of gas and $58.05 per Bbl of oil. The weighted average price over the life of the Cinco Terry reserves was $5.65 per Mcf of gas and $58.05 per Bbl of oil.

(2)	Represents total gross drilling locations identified by management as of December 31, 2006. Of the total, 203 locations are classified as proved. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources to us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for gas and oil and the availability of drilling rigs and crews, our financial results and the availability of leases on reasonable terms and permitting for the potential drilling locations.

Operating data

The following table presents certain information with respect to our historical operating data for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 and combined pro forma operating data for the year ended December 31, 2006 and the three months ended March 31, 2007, after giving effect to our acquisition of the Neo Canyon interest:

					Pro forma
				Three		Three
				months	Year	months
				ended	ended	ended
	Year ended December 31,			March 31,	December 31,	March 31,
	2004	2005	2006	2007	2006	2007

Gross wells
Drilled	54	120	83	9	83	9
Completed	46	115	81	8	81	8
Net wells
Drilled	34.9	77.2	55.1	6.3	79.6	9.0
Completed	29.6	74.8	53.5	5.6	77.3	8.0
Net production data
Net volume (MMcfe)	908	5,012	6,744	1,357	9,580	1,910
Average daily volume (MMcfe/d)	4	14	18	15	26	21
Average sales price (per Mcfe)
Average sales price (without hedge)	$6.26	$8.63	$6.92	$6.92	$6.91	$6.91
Average sales price (with hedge)	6.26	8.05	7.84	8.51	7.56	8.04
Expenses (per Mcfe)
Lease operating	$0.20	$0.58	$0.58	$0.72	$0.60	$0.74
Production taxes	0.45	0.39	0.26	0.28	0.26	0.28
General and administrative	2.28	0.61	0.43	1.21	0.31	0.86
Depreciation, depletion and amortization	1.35	1.60	2.16	2.26	2.30	2.47

The estimates in the table below of proved reserves as of December 31, 2006 are based on a reserve report prepared by us and audited by DeGolyer & MacNaughton.

	As of	Pro forma
	December 31,	December 31,
	2006	2006(1)

Estimated proved reserves
Gas (Bcf)	98.7	139.8
Oil (MMBbls)	1.1	1.5

Total proved reserves (Bcfe)	105.4	148.8
Total proved developed reserves (Bcfe)	53.1	75.8
PV-10 (millions)(2)
Proved developed reserves	$112.8	$158.3
Proved undeveloped reserves	15.6	21.6

Total PV-10 value	$128.4	$179.9

(1)	Gives effect to our acquisition of the Neo Canyon interest.

(2)	PV-10 is a non-GAAP financial measure and generally differs from standardized measure of discounted future net cash flows, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. See “Selected historical combined financial data—Reconciliation of non-GAAP financial measures” for our definition of PV-10 and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows. Our calculation of PV-10 set forth in this table is based on gas and oil and condensate prices actually received by us on December 31, 2006, held flat for the life of the reserves. The weighted average price over the life of the Ozona Northeast reserves was $6.55 per Mcf of gas and $58.05 per Bbl of oil. The weighted average price over the life of the Cinco Terry reserves was $5.65 per Mcf of gas and $58.05 per Bbl of oil.

Development and exploration projects

The following table summarizes our historical 2006 and our estimated 2007 and 2008 capital expenditures. The estimated 2007 and 2008 capital expenditures shown are preliminary full year estimates. The estimated capital expenditures are subject to change depending upon a number of factors, including availability of capital, drilling results, oil and gas prices, costs of drilling and completion and availability of drilling rigs, equipment and labor.

	Historical(1)
		Three months	Estimated(2)
	Year ended	ended	Year ending
	December 31,	March 31,	December 31,
(in thousands)	2006	2007	2007	2008

Capital expenditures:
Ozona Northeast	$52,108	$4,793	$34,300	$50,500
Cinco Terry	3,176	374	2,200	4,100
Western Kentucky	3,873	1,858	4,600	6,600
Northern New Mexico	—	2,660	3,800	4,500
Geological, geophysical and other	—	31	4,400	800

Total capital expenditures	$59,157	$9,716	$49,300	$66,500

(1)	Historical amounts here include actual amounts incurred to the interest of Approach Resources Inc. and Approach Oil & Gas Inc.

(2)	Estimated capital expenditures for 2007 and 2008 include the acquisition of the Neo Canyon interest in combination with the interest of Approach Resources Inc. and Approach Oil & Gas Inc. as if the Neo Canyon interest were acquired on January 1, 2007.

Historical finding and development costs

From our inception in September 2002 to December 31, 2006, our acquisition, finding and development costs have averaged $1.38 per Mcfe. The cost of finding and developing reserves is calculated by taking the sum of the cost incurred for exploration, development and acquisition for the period, and dividing such amount by the total proved reserve additions for the period. The calculation does not include estimated future development costs for proved undeveloped reserves, which at December 31, 2006 totaled $108.5 million. Management believes that this information is useful to an investor in evaluating Approach because it measures the efficiency of a company in adding proved reserves as compared to others in the industry.

September 13, 2002 (inception) through
($ in thousands, unless otherwise indicated)	December 31, 2006

All in average F&D cost:
Proved properties acquisition costs	$11,948
Unproved properties acquisition costs	4,992
Exploration costs	6,285
Development costs	140,153

Total	$163,378

Reserve purchases, extensions, discoveries and revisions (Mmcfe)	118,053

F&D cost per Mcfe	$1.38

Markets and customers

The revenues generated by our operations are highly dependent upon the prices of, and demand for, gas and oil. The price we receive for our gas and oil production depends on numerous factors beyond our control, including seasonality, the conditions of the United States economy, particularly in the manufacturing sector, political conditions in other oil and gas producing countries, the extent of domestic production and imports of gas and oil, the proximity and capacity of gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

During the year ended December 31, 2006, Ozona Pipeline was our most significant purchaser, accounting for approximately 89.6% of our total 2006 gas and oil sales excluding realized hedge settlements.

Productive wells

The following table sets forth the number of productive gas and oil wells in which we owned a working interest at December 31, 2006.

	Gross	Net

Gas	239	227
Oil	2	1

Total	241	228

Acreage

The following table sets forth certain information with respect to our developed and undeveloped acreage as of May 31, 2007.

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net

Ozona Northeast	28,000	27,000	17,000	17,000	45,000	44,000
Cinco Terry	2,000	1,000	20,000	7,000	22,000	8,000
Western Kentucky (Boomerang)	—	—	74,000	44,000	74,000	44,000
Northern New Mexico (El Vado East)	—	—	90,000	81,000	90,000	81,000

Total	30,000	28,000	201,000	149,000	231,000	177,000

Drilling activity

The following table sets forth information on our drilling activity during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value.

	Year ended December 31,						Three months ended
	2004		2005		2006		March 31, 2007
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development:
Productive	46.0	42.2	115.0	106.6	81.0	77.3	9.0	9.0
Non-productive	1.0	1.0	7.0	5.8	6.0	6.0	—	—
Exploratory:
Productive	—	—	1.0	0.5	2.0	1.6	—	—
Non-productive	—	—	2.0	1.0	—	—	—	—
Total:
Productive	46.0	42.2	116.0	107.1	83.0	78.9	9.0	9.0
Non-productive	1.0	1.0	9.0	6.8	6.0	6.0	—	—

Hedging activity

Derivative instruments and hedging activities

We enter into financial swaps and collars to hedge future gas and oil production to mitigate portions of the risk of market price fluctuations.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the derivative’s fair value are currently recognized in the statement of operations unless specific hedge accounting criteria are met. For qualifying cash-flow hedges, the gain or loss on the derivative is deferred in accumulated other comprehensive income (loss) to the extent the hedge is effective. The ineffective portion of the hedge is recognized immediately in the statement of operations. Gains and losses on hedging instruments included in cumulative other comprehensive income (loss) are reclassified to oil and gas sales revenue in the period that the related production is delivered. Derivative contracts that do not qualify for hedge accounting treatment are recorded as derivative assets and liabilities at fair value in the balance sheet, and the associated unrealized gains and losses are recorded as current income or expense in the statement of operations.

Historically, we have not designated our derivative instruments as cash-flow hedges. We record our open derivative instruments at fair value on our combined balance sheets as either unrealized gains or losses on commodity derivatives. We record changes in such fair value in earnings on our combined statements of operations under the caption entitled “change in fair value of commodity derivatives.”

Title to properties

Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interfere with our use of the properties in the operation of our business.

We believe that we have generally satisfactory title to or rights in all of our producing properties. As is customary in the oil and gas industry, we make a general investigation of title at the time we acquire undeveloped properties. We receive title opinions of counsel before we commence drilling operations. We believe that we have satisfactory title to all of our other assets. Although title to our properties is subject to encumbrances in certain cases, we believe that none of these burdens will materially detract from the value of our properties or from our interest therein or will materially interfere with our use of the properties in the operation of our business.

Competition

The oil and gas industry is highly competitive, and we compete with a substantial number of other companies that have greater resources. Many of these companies explore for, produce and market oil and gas, carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which we encounter substantial competition are in locating and acquiring desirable leasehold acreage for our drilling and development operations, locating and acquiring attractive producing oil and gas properties, and obtaining purchasers and transporters of the oil and gas we produce. There is also competition between producers of oil and gas and other industries producing alternative energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the United States government. However, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations. Such laws and regulations may, however, substantially increase the costs of exploring for, developing or producing gas and oil and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Regulation

The oil and gas industry in the United States is subject to extensive regulation by federal, state and local authorities. At the federal level, various federal rules, regulations and procedures apply, including those issued by the United States Department of Interior as noted above, and the United States Department of Transportation (Office of Pipeline Safety). At the state and local level, various agencies and commissions regulate drilling, production and midstream activities. These federal, state and local authorities have various permitting, licensing and bonding requirements. Various remedies are available for enforcement of these federal, state and local rules, regulations and procedures, including fines, penalties, revocation of permits and licenses, actions affecting the value of leases, wells or other assets, and suspension of production. As a result, there can be no assurance that we will not incur liability for fines and penalties or otherwise subject us to the various remedies as are available to these federal, state and local authorities. However, we believe that we are currently in material compliance with these federal, state and local rules, regulations and procedures.

Transportation and sale of gas

The Federal Energy Regulation Commission, or FERC, regulates interstate gas pipeline transportation rates and service conditions. Although the FERC does not regulate gas producers such as us, the agency’s actions are intended to foster increased competition within all phases of the gas industry. To date, the FERC’s pro-competition policies have not materially affected our business or operations. It is unclear what impact, if any, future rules or increased competition within the gas industry will have on our gas sales efforts.

The FERC or other federal or state regulatory agencies may consider additional proposals or proceedings that might affect the gas industry. In addition, new legislation may affect the industries and markets in which we operate. We cannot predict when or if these proposals will become effective or any effect they may have on our operations. We do not believe, however, that any of these proposals will affect us any differently than other gas producers with which we compete.

Regulation of production

Oil and gas production is regulated under a wide range of federal and state statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of the spacing, plugging and abandonment of wells. Also, each state generally imposes an ad valorem, production or severance tax with respect to production and sale of oil, gas and gas liquids within its jurisdiction.

Environmental regulations

The exploration for and development of oil and gas and the drilling and operation of wells, fields and gathering systems are subject to extensive federal, state and local laws and regulations governing environmental protection as well as discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling production, transportation and processing activities;

•	suspend, limit or prohibit construction, drilling and other activities in certain lands lying within wilderness, wetlands and other protected areas; and

•	require remedial measures to mitigate and remediate pollution from historical and ongoing operations, such as the closure of waste pits and plugging of abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability.

Governmental authorities have the power to enforce compliance with environmental laws, regulations and permits, and violations are subject to injunction, as well as administrative, civil and criminal penalties. The effects of existing and future laws and regulations could have a material adverse impact on our business, financial condition and results of operations. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this will continue in the future.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as the Superfund law, imposes strict, and under certain circumstances, joint and several liability, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to strict, joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While we generate materials in the course of our operations that may be regulated as hazardous substances, we have not received notification that we may be potentially responsible for cleanup costs under CERCLA.

Waste handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development, exploitation and production of oil or gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our operating expenses, which could have a material adverse effect on our results of operations and financial position.

We currently own or lease, and have in the past owned or leased, properties that for many years have been used for oil and gas exploration, production and development activities. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on, under or from the properties owned or leased by us or on, under or from other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under our control. These properties and the materials disposed or released on, at, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or contamination, or to perform remedial activities to prevent future contamination.

Air emissions

The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of hazardous and toxic air pollutants at specified sources. These regulatory programs may require us to obtain permits before commencing construction on a new source of air emissions and may require us to reduce emissions at existing facilities. As a result, we may be required to incur increased capital and operating costs. Additionally, federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and analogous state laws and regulations.

Water discharges

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into regulated waters, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Other laws and regulations

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The United States is not currently a participant in the Protocol. However, Congress has enacted legislation directed at reducing greenhouse gas emissions and the EPA may be required to regulate greenhouse gas emissions, and many states have already adopted legislation or undertaken regulatory initiatives addressing greenhouse gas emissions from various sources. The oil and gas exploration and production industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions would likely adversely impact our future operations, results of operations and financial condition. At this time, although it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, passage of such laws or regulation affecting areas in which we conduct business could have an adverse effect on our operations.

Employees

At May 31, 2007, we had 16 full-time employees. None of our employees is represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Legal proceedings

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities.

As of the date of this prospectus, we are not aware of any pending or overtly threatened legal actions that we believe, based on our experience to date, would have a material adverse impact on our business, financial position or results of operations.

Insurance matters

As is common in the oil and gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position or results of operations.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of May 31, 2007.

Name	Age	Position(s) held

J. Ross Craft	50	President, Chief Executive Officer and Class III Director
Steven P. Smart	52	Executive Vice President and Chief Financial Officer
J. Curtis Henderson	44	Executive Vice President and General Counsel
Glenn W. Reed	55	Senior Vice President—Operations
Ralph P. Manoushagian	56	Senior Vice President—Land
Bryan H. Lawrence	64	Chairman, Class III Director
James H. Brandi	59	Class II Director
James C. Crain	59	Class II Director
Sheldon B. Lubar	78	Class I Director
Christopher J. Whyte	50	Class I Director

J. Ross Craft has been our President and Chief Executive Officer since our inception in September 2002. Before Approach, Mr. Craft co-founded Athanor Resources Inc., an international exploration and production company with operations in the United States and Tunisia, in 1998 and was its Executive Vice President from 1998 until its merger with Nuevo Energy Company in September 2002. From 1988 to 1997, Mr. Craft served in various positions with American Cometra Inc., an independent exploration and production company with operations in the United States, including Vice President—Operations from 1995 to 1997. American Cometra was sold in two parts, to Range Resources in 1995 and Pioneer Natural Resources in 1997. Mr. Craft has 27 years of experience the oil and gas industry. Mr. Craft, who holds a B.S. in Petroleum Engineering from Texas A&M University, is a registered Professional Engineer licensed in the State of Texas. In addition to membership in the Society of Petroleum Engineers, Mr. Craft is also a member of the Texas Oil and Gas Association and Independent Petroleum Association of America. Mr. Craft has served on the board of the Fort Worth chapter of the Society of Petroleum Engineers as well as on the board of the Fort Worth Petroleum Engineers Club where his last position was President. Mr. Craft is the brother-in-law of J. Curtis Henderson, our Executive Vice President and General Counsel.

Steven P. Smart has been our Treasurer since our inception in September 2002. Mr. Smart was named Vice President—Finance in August 2005, and Executive Vice President and Chief Financial Officer in June 2007. From 2000 to 2002, Mr. Smart was Controller and Treasurer of Prize Energy Corp., a public exploration and production company. From 1998 to 2000, Mr. Smart was a Senior Manager in the Energy Industry group at Arthur Andersen LLP. Prior to 2000, Mr. Smart served in senior executive financial positions with several public and private oil and gas companies, including Magnum Hunter Resources Inc. and Saxon Oil Co. Mr. Smart began his career in public accounting with Deloitte & Touche (formerly Touche Ross). Mr. Smart has more than 30 years of experience in both public and private companies in the oil and gas industry. Mr. Smart, who holds a B.B.A. in Accounting from Angelo State University, is a Certified Public Accountant with an active license.

J. Curtis Henderson joined us in February 2007 as Executive Vice President and General Counsel. From 2005 to 2007, Mr. Henderson served as President and Chief Executive Officer of Coterie Capital Partners, Ltd., a private equity partnership in Dallas, Texas. From 1998 to 2005, Mr. Henderson served as General Counsel of Nucentrix Broadband Networks, Inc., a public broadband wireless telecommunications company based in Dallas. While he was at Nucentrix, Mr. Henderson oversaw the sale of that company to an affiliate of Nextel Communications Inc. under Section 363 of the United States Bankruptcy Code in 2004. Mr. Henderson has over 19 years experience in public and private securities, mergers and acquisitions, corporate finance and regulatory affairs. Mr. Henderson holds a B.A. in Political Science from Austin College and a J.D. from Washington and Lee University School of Law. Mr. Henderson is the brother-in-law of J. Ross Craft, our Chief Executive Officer and President.

Glenn W. Reed has been our Senior Vice President—Operations since June 2007. Mr. Reed served as our Vice President—Operations from our inception in September 2002 to June 2007. Mr. Reed was Manager of Operations for Athanor Resources Inc. from 1999 to 2002, where he was responsible for petroleum engineering and operations before Athanor was sold to Nuevo Energy Company in September 2002. From 1988 to 1999, Mr. Reed supervised operations for American Cometra. Mr. Reed, who holds a B.S. in Petroleum Engineering from Texas Tech University, is a registered Professional Engineer licensed in Texas and has 28 years of experience in the oil and gas industry.

Ralph P. Manoushagian has been our Senior Vice President—Land since June 2007. Mr. Manoushagian joined us in 2004 as Land Manager. In 2003, Mr. Manoushagian worked as an independent landman. From 2001 to 2003, Mr. Manoushagian was the President of Hudco Fuels, a privately owned fuel distributorship. Mr. Manoushagian has been an active landman and oil and gas operator for 30 years. Mr. Manoushagian, who holds a B.B.A. in Finance from the University of North Texas, has been a Certified Professional Landman since 1988. Mr. Manoushagian is a director of the First Financial Bank of Southlake, Texas. He previously served as a director and Vice President of the Texas Independent Producers and Royalty Owners and as a director of the Texas Alliance of Energy Producers.

Bryan H. Lawrence has been a member of our board of directors since 2002. Mr. Lawrence is a founder and Senior Manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc., where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Crosstex Energy, Inc. and Crosstex Energy GP, LLC, midstream natural gas companies; Hallador Petroleum Company, an independent company engaged in the production of coal and the exploration and production of oil and natural gas; the general partner of Star Gas Partners, L.P., a home heating oil distributor and services provider; Winstar Resources, a public Canadian oil and gas company; Ellora Energy Inc., an independent oil and gas company; and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

James H. Brandi joined us as a director in June 2007. Since November 2005, Mr. Brandi has been a partner at Hill Street Capital, a private investment and financial advisory firm. From 2000 until November 2005, Mr. Brandi was a Managing Director at UBS Securities, LLC, where he was the Deputy Global Head of the Energy and Power Group. Prior to 2000, Mr. Brandi was a Managing Director at Dillon, Read & Co. Inc. and later its successor firm, UBS Warburg, concentrating on transactions in the energy and consumer goods areas. Mr. Brandi serves on the boards of Energy East Corporation, a utility holding company, and Armstrong Land Company, LLC, a coal reserves owning company. Mr. Brandi is a trustee of The Kenyon Review and a former trustee of Kenyon College. Mr. Brandi holds a B.A. in History from Yale University and an M.B.A. from Harvard Business School and attended Columbia Law School as a Harlan Fiske Stone Scholar.

James C. Crain joined us as a director in June 2007. Mr. Crain has been involved in the energy industry for over 30 years, both as an attorney and as an executive officer. Since 1984, Mr. Crain has been an officer of Marsh Operating Company, an investment management company focusing on energy investing, including his current position of President which he has held since 1989. Mr. Crain has served as general partner of Valmora Partners, L.P., a private investment partnership that invests in the oil and gas sector, among others, since 1997. Prior to joining Marsh in 1984, Mr. Crain was a partner in the law firm of Jenkens & Gilchrist, where he headed the firm’s energy section. Mr. Crain currently is a director of Crosstex Energy, Inc. and Crosstex Energy GP, LLC, midstream natural gas companies, and GeoMet, Inc., a coalbed methane natural gas exploration and production company. Mr. Crain holds a B.B.A., an M.P.A. and a J.D. from the University of Texas at Austin.

Sheldon B. Lubar joined us as a director in June 2007. Mr. Lubar has been Chairman of the Board of Lubar & Co. Incorporated, a private investment and venture capital firm he founded, since 1977. He was Chairman of the Board of Christiana Companies, Inc., a logistics and manufacturing company, from 1987 until its merger with Weatherford International in 1995. Mr. Lubar is currently a director of Crosstex Energy, Inc. and Crosstex Energy GP, LLC, midstream natural gas companies; Weatherford International, Inc., an energy services company; Ellora Energy Inc., an independent oil and gas company; and the general partner of Star Gas Partners, L.P., a home heating oil distributor and services provider. Mr. Lubar previously held governmental appointments under three United States Presidents, including Commissioner of the White House Conference on Small Business from 1979 to 1980 under President Carter, Assistant Secretary, Housing Production and Mortgage Credit, Department of Housing and Urban Development, Commissioner of the Federal Housing Administration and Director of the Federal National Mortgage Association from 1973 to 1974 under Presidents Nixon and Ford. Mr. Lubar is a past president of the Board of Regents of the University of Wisconsin System. Mr. Lubar holds a B.S. in Business Administration and a J.D. from the University of Wisconsin—Madison. Mr. Lubar was awarded an honorary Doctor of Commercial Science degree from the University of Wisconsin—Milwaukee.

Christopher J. Whyte has been a member of our board of directors since June 2007. Mr. Whyte has been President, Chief Executive Officer and a director of PetroSantander Inc., an affiliate of Yorktown Partners LLC which owns and operates oil and gas production in Colombia, Kansas and Brazil, since 1995. Mr. Whyte holds a B.A. from the University of Pittsburgh.

Board of directors; committees of the board

Our board of directors currently consists of six directors, Messrs. Brandi, Craft, Crain, Lawrence, Lubar and Whyte. Our restated certificate of incorporation and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2008, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2009 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2010. Presently, the Class I directors are Messrs. Lubar and Whyte, the Class II directors are

Messrs. Brandi and Crain and the Class III directors are Messrs. Craft and Lawrence. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of capital stock—Anti-takeover effects of provisions of Delaware Law, our restated certificate of incorporation and restated bylaws—Classified board.”

In addition, our restated bylaws provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by resolution duly adopted by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the extent possible, any newly-created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such increase. Vacancies and newly-created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Our board of directors has established an Audit Committee and a Compensation and Nominating Committee. As a controlled company as defined by the NASDAQ Marketplace Rules, we are not required to have separate compensation and nominating committees.

Messrs.          ,           and           serve on the Audit Committee of our board of directors. Each of Messrs.          ,          and           is “independent” under the listing standards of National Association of Securities Dealers, Inc. and SEC rules. In addition, our board of directors has determined that Mr.            is an “audit committee financial expert,” as defined under the rules of the SEC. The Audit Committee recommends to our board of directors the independent public accountants to audit our financial statements and oversees the annual audit. The Committee also approves any other services provided by public accounting firms. The Audit Committee provides assistance to our board of directors in fulfilling its oversight responsibility to the stockholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of our internal audit function, as applicable. The Committee oversees our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and our board of directors have established. In doing so, it is the responsibility of the Committee to maintain free and open communication between the Committee and our independent auditors, the internal accounting function and our management.

Messrs.          and           serve on the Compensation and Nominating Committee of our board of directors. This Committee nominates candidates to serve on our board of directors and approves director compensation. The Committee is also responsible for monitoring a process to assess board effectiveness, developing and implementing our corporate governance guidelines and taking a leadership role in shaping our corporate governance. See “Executive compensation—Our Compensation and Nominating Committee” for a description of the additional duties of the Compensation and Nominating Committee.

Indemnification

Our restated certificate of incorporation and restated bylaws provide indemnification rights to the members of our board of directors. Additionally, we will enter into separate indemnification agreements with the members of our board of directors to provide additional indemnification benefits, including the right to receive in advance reimbursements for expenses incurred in connection with a defense for which the director is entitled to indemnification.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or Compensation and Nominating Committee.

Executive compensation

Compensation discussion and analysis

This compensation discussion describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, each as named in the tables below. We refer to all of these officers as “named executive officers.” While this compensation discussion focuses primarily on the information contained in the following tables and related footnotes, as well as the narrative relating to the last completed fiscal year, we also describe compensation actions taken before or after the last completed fiscal year to the extent that such discussion enhances the understanding of our executive compensation disclosure.

We believe our success depends on the continued contributions of our named executive officers. Our executive compensation programs are designed with the philosophy of attracting, motivating and retaining experienced and qualified executive officers and directors with compensation that is consistent with comparable public companies and that recognizes individual merit and overall business results. Our policies are also intended to support the attainment of our strategic objectives by tying the interests of our executive officers with those of our stockholders through operational and financial performance goals and equity-based compensation.

The principal elements of our executive compensation programs are base salary, annual cash incentives, long-term equity incentives in the form of stock options and stock awards, as well as other benefits and perquisites. The other benefits and perquisites provided to our executive officers consist of life, disability and health insurance benefits, a qualified 401(k) savings plan, paid vacation and holidays, automobile allowances and reimbursement for certain club membership dues, cell phone expenses, professional association dues and fees, and continuing professional educational programs. Our salary and benefits are intended to be competitive with similarly situated companies and our objective is to position the aggregate of these elements at a level that is commensurate with our size and sustained performance.

Our Compensation and Nominating Committee

The Compensation and Nominating Committee of our board of directors is responsible for the approval, evaluation and oversight of all of our compensation plans, policies and programs. The primary purpose of the Compensation and Nominating Committee is to assist our board of directors in establishing and implementing our compensation policies and monitoring our compliance with such policies. The members of our Compensation and Nominating Committee are           (chairman) and          , each of whom is an independent director in accordance with the NASDAQ Marketplace rules. From time to time, the Compensation and Nominating Committee may, whenever it deems appropriate, form and delegate authority to various subcommittees to the extent authorized by the Compensation and Nominating Committee.

Mr.          , as chairman of the Committee, is responsible for selecting the time and place of meetings and the agendas therefor.

The function of the Compensation and Nominating Committee is more fully described in its charter, which our board of directors adopted, effective as of          , 2007. The Compensation and Nominating Committee reviews and assesses, on an annual basis, the adequacy of the charter and recommends any proposed changes to our board of directors for approval.

Acting on behalf of the board of directors, the responsibilities of the Compensation and Nominating Committee include the following:

•	reviewing and making recommendations to our board of directors with respect to our general compensation policies;

•	reviewing and approving our goals and objectives relating to the compensation of our executive officers, evaluating such officers’ performance in light of these goals and recommending compensation levels to our board of directors based on these evaluations;

•	reviewing market data to assess our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

•	administering our stock option and restricted stock plans or other similar plans including selecting to whom grants under any such plans are made and determining the terms and type of any such grant;

•	recommending to our board of directors the adoption of amendments to any of our plans and modifying or canceling any existing grants under such plans;

•	reviewing the sufficiency of the shares available for grant under any of our plans based on our goals for hiring, bonus and retention grants and assessing our competitive position with respect to the level of our equity compensation, vesting schedules and other terms with comparable public companies; and

•	preparing the “Report of the Compensation and Nominating Committee” to be included in our proxy statement.

Compensation program objectives

The objectives of our executive compensation programs are as follows:

•	attract and retain talented and experienced executives;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	provide a competitive compensation package that is weighted heavily towards pay for performance, and in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

•	insure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by coordinating their company and individual goals; and

•	compensate our executives accordingly to meet our long-term objectives.

The Compensation and Nominating Committee will evaluate the objectives of our executive compensation programs on a regular basis. In determining the objectives of our executive compensation programs, the Compensation and Nominating Committee will examine the appropriate matching of compensation to performance as an individual and as an executive group. The Compensation and Nominating Committee is responsible for comparative analysis of our executive compensation plan against others in the industry to insure that the executive compensation plans are competitive.

The Compensation and Nominating Committee is responsible for reviewing and making recommendations to our board of directors regarding our executive compensation programs. These programs will be implemented to achieve the objectives to be established by the Compensation and Nominating Committee for compensating our executive officers. The Compensation and Nominating Committee will review our executive compensation programs on an annual basis to determine if such programs are effective in achieving the objectives established by the Compensation and Nominating Committee. Compensation objectives will be established based upon various measurements of profitability, share value enhancement and specific transaction conclusion, both as individuals and as a management group.

To assist management and the Compensation and Nominating Committee in assessing and determining compensation packages, the Compensation and Nominating Committee may engage compensation consultants or consider relevant market compensation data prepared by such consultants based upon the specific needs of the Compensation and Nominating Committee. The Compensation and Nominating Committee will contract with any consultants directly and will control and direct the work to be performed.

The Compensation and Nominating Committee will meet outside the presence of all of our executive officers to consider the appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation and Nominating Committee will meet outside the presence of all executive officers, except our Chief Executive Officer. Our Chief Executive Officer will annually review the performance of each named executive officer with the Compensation and Nominating Committee and will make recommendations to the Compensation and Nominating Committee with respect to the appropriate base salary, payments to be made under our annual cash incentive plan and the grant of long-term equity incentive awards. Based in part on these recommendations from our Chief Executive Officer and the other considerations discussed below, the Compensation and Nominating Committee will approve the annual compensation package of each of our executive officers, other than our Chief Executive Officer. The Compensation and Nominating Committee will analyze the performance of our Chief Executive Officer and determine the base salary, payments to be made under our annual cash incentive plan and the grant of long-term equity incentive awards. Input or suggestions applicable to group or individual compensation from other executive officers will be solicited by the Compensation and Nominating Committee.

Compensation for each executive officer will be determined by the Compensation and Nominating Committee by evaluating such officer’s performance, our performance and the officer’s impact on our performance. Based upon these evaluations, the Compensation and Nominating Committee will determine the compensation for each of our executive officers, consistent with the objectives established by the Compensation and Nominating Committee.

The Compensation and Nominating Committee intends to establish specific performance targets that our executive officers must achieve in order to receive certain types of compensation, including annual bonuses, base pay increases and performance awards under our 2007 Stock Incentive Plan, referred to as our 2007 Plan, which is an amendment and restatement of our 2003 Stock Option Plan, referred to as our prior plan. The performance targets to be established will be designed to serve as accurate indicators of the executive officers’ impact on our operational success and provide specific standards that motivate the officers to perform in our best interest and in our stockholders best interests. These targets are expected to include performance measures that increase the value of the company, such as: net income, EBITDAX, reserve growth and specific major tasks that need to be accomplished to insure the financial health of the company. Each officer’s individual goals will be set based upon those activities that they can control.

Our Compensation and Nominating Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Our executive compensation programs

Overall, we intend for our executive compensation programs to be consistent with the objectives and principals set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose

Base salary	Competitive to industry	Attract and retain
Incentive bonus	Based upon performance individually and as an executive group	To motivate enhanced share value, short and long term financial growth and stability of the company
Stock incentive plan awards	Based upon performance individually and as an executive group	To retain and motivate our executives over a longer term
Retirement savings opportunity	Competitive to industry	Enhance overall compensation package
Health and welfare benefits	Competitive to industry	Attract and retain
Other perquisites	Competitive to industry	Attract, retain and motivate

All pay elements are cash-based except for the stock incentive program, which is an equity-based award. We expect to consider market pay practices and practices of industry peers in determining the overall amounts to be paid. Compensation opportunities for our executive officers, including our named executive officers, are designed to be competitive with peer companies. We believe that a substantial portion of each named executive officer’s compensation should be in performance based pay.

In determining whether to increase or decrease compensation to our executive officers, including our named executive officers, we intend to take into account annually the changes (if any) in the market pay levels based on our industry peers, the contributions made by the executive officer, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs of the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the ability of the executive officer to assume a more significant role with another organization.

In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previously awarded stock options or options awards, will not be taken into account in setting other elements of compensation, such as base pay, incentive bonuses or awards of stock options under our long-term equity incentive program. With respect to new executive officers, we take into account their prior base salary and annual cash incentives, as well as the contributions expected to be made by the new executive officer, the business needs and the role of the executive officer with us. We believe that our executive officers should be fairly compensated each year relative to market pay levels of our industry peers and the internal pay levels of our executive officers.

Annual cash compensation

To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we provide a competitive total compensation package. Base salaries are intended to be competitive with our industry peers, while total compensation is intended to exceed that of our industry peers, considering individual performance and experience, to ensure that each executive is appropriately compensated.

Base salary

We intend to review salary ranges and individual salaries for our executive officers annually. We establish the base salary for each executive officer based on consideration of pay levels of our industry peers and internal factors, such as the individual’s performance and experience, and the pay of others on the executive team.

We consider market pay levels among individuals in comparable positions with transferable skills within the oil and gas industry and comparable companies in general industry. When establishing the base salary of any executive officer, we also consider business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive and other factors. We believe competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us.

The base salaries paid to our named executive officers are set forth below in the Summary Compensation Table. See “—Summary of compensation.”

Annual incentive bonuses

We provide the opportunity for our named executive officers and other executives to earn an annual cash incentive award. We provide this opportunity to attract and retain an appropriate caliber of talent for the position and to motivate executives to achieve our annual business goals. We plan to review annual cash incentive awards for our named executive officers and other executives annually in January or February to determine award payments for the last completed fiscal year, as well as to establish award opportunities for the current fiscal year. The Compensation and Nominating Committee or the board of directors may exercise discretion and take into account individual performance in determining the awards.

No incentive bonuses were paid in 2006. In 2007, the named executive officers received bonuses to cover out-of-pocket taxes incurred in 2007 as a result of the sale of their respective shares of our common stock to us as repayment of their respective management notes, as follows: J. Ross Craft—$356,282; Steven P. Smart—$72,814, Glenn W. Reed—$86,851; and Ralph P. Manoushagian —$72,301. See “Certain relationships and related party transactions—Other related party transactions.” In 2007, our board approved a bonus pool of $1.0 million payable one-half upon the filing of the registration statement of which this prospectus is a part, and one-half upon this registration statement being declared effective, as follows: J. Ross Craft—$275,000; Steven P. Smart—$182,500; J. Curtis Henderson—$182,500; Glenn W. Reed—$120,000; Ralph P. Manoushagian—$120,000; and other key employees—$120,000. Beginning in 2008, we intend to establish individual performance goals for our executives.

Stock incentive compensation

We plan to award long-term equity incentive grants to executive officers, including the named executive officers, as part of our total compensation package, under our 2007 Plan.

The 2007 Plan allows for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other incentive awards. The primary purpose of the 2007 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such persons to continue in our service and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

After the closing of this offering, the Compensation and Nominating Committee will administer the 2007 Plan and in doing so, the Compensation and Nominating Committee will select participants to receive awards, determine the types of awards and the terms and conditions of the awards and interpret the provisions of the 2007 Plan.

Other benefits

Retirement savings opportunity

All employees may participate in our 401(k) Retirement Savings Plan, or the 401(k) Plan, established in 2003. Each employee may make before tax contributions of up to 25% of their base salary, subject to the current Internal Revenue Service limits. We provide this 401(k) Plan to help our employees save a portion of their cash compensation for retirement in a tax efficient manner. We match contributions made by our employees to the 401(k) Plan 100% up to 3% of an employee’s base salary and 50% from 3% to 5% of an employee’s base salary. We do not provide an option for our employees to invest in our stock in the 401(k) plan.

Health and welfare benefits

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Other items of compensation

Other items of compensation for our named executive officers and key employees may include automobile allowances, reimbursement for certain club membership dues, cell phone expenses, professional association dues and fees and continuing professional educational programs.

Employment agreements and other arrangements

We have entered into employment agreements with each of Messrs. Craft, Reed and Smart. These employment agreements have an initial term of two years but are automatically extended for successive one-year terms unless either party gives written notice within 60 days prior to the end of the term to the other party that such party desires not to renew the employment agreement. The employment agreements provide for a minimum annual base salary of $210,000 for Mr. Craft, $190,000 for Mr. Smart and $165,000 for Mr. Reed. In 2007, our board approved an increase in Mr. Craft’s annual base salary to $270,000 and Mr. Smart’s annual base salary to $225,000, effective upon the filing of the registration statement of which this prospectus is a part, and an increase in Mr. Reed’s annual base salary to $185,000. In addition, each of Messrs. Craft, Reed and Smart are eligible to participate in any annual bonus plan applicable to the executive and approved by the board of directors or the Compensation and Nominating Committee, in amounts to be determined by the Compensation and Nominating Committee, based on criteria established by the Compensation and Nominating Committee. During the period of employment under these agreements, each of the employees is entitled to additional benefits, including reimbursement of business and entertainment expense, paid vacation and participation in other company benefits, plans or programs that may be available to other executive employees of our company.

If any of Mr. Craft, Mr. Reed or Mr. Smart is terminated for cause, we will be obligated to pay such named executive officer his base salary then in effect through the date of his termination, prorated for any partial period of employment, and we shall have no further obligations to such named executive officer under his respective employment agreement. “Cause” means any of the following: the willful and continue failure of the named executive officer substantially to perform his duties under the employment agreement (other than any such failure resulting from such employee becoming disabled); the willful engaging by the named executive officer in misconduct that is materially injurious to us; any misconduct in the course and scope of the named executive officer’s employment, including but not limited to dishonesty, disloyalty, disorderly conduct, insubordination, harassment of other employees or third parties, abuse of alcohol or controlled substances or other violations of our rules; or any material violation of such named executive officer’s employment agreement or a voting and stockholders’ agreement (which agreement will terminate immediately prior to the closing of this offering).

If the employment of Mr. Craft or Mr. Reed is involuntarily terminated without cause, Mr. Craft or Mr. Reed, as appropriate, is entitled to continue to receive his base salary plus benefits for a period of 24 months from the date of termination. If Mr. Craft’s involuntary termination occurs during a change of control period, he will be deemed to have been terminated without cause. Additionally, Mr. Craft may terminate his employment for good reason, which will include our failure to perform under his employment agreement. If Mr. Craft terminates his employment for good reason, he is entitled to a lump sum cash payment equal to 50% of his current base salary within 20 days of his termination, a lump sum cash payment equal to 150% of his current based salary within 90 days of his termination and continuation of all applicable benefits for an additional year following his termination. If Mr. Smart’s employment is involuntarily terminated without cause, Mr. Smart is entitled to continue to receive his base salary plus benefits for a period of six months from the date of termination.

In addition, each of these employment agreements contain provisions that prohibit, with certain limitations, Messrs. Craft, Reed and Smart from competing with us; soliciting any of our customers, vendors or acquisition candidates; or soliciting or hiring any of our employees or inducing any of them to terminate their employment with us. This non-competition restriction with respect to Mr. Craft continues for a period of (i) one year following termination of employment if Mr. Craft voluntarily resigns other than on account of a change of control, or his employment is terminated with or without cause or (ii) six months if Mr. Craft terminates his employment for good reason other than a change of control. This non-competition restriction with respect to Mr. Reed continues for a period of one year following termination of employment if Mr. Reed voluntarily resigns other than on account of a change of control, or his employment is terminated with or without cause. This non-competition restriction with respect to Mr. Smart continues for a period of six months following termination of employment if Mr. Smart voluntarily resigns other than on account of a change of control, or his employment is terminated with or without cause. If any of Messrs. Craft, Reed or Smart is terminated on account of a change of control, this non-competition restriction will not apply post-termination. This offering will not constitute a change of control under these agreements.

Stock ownership guidelines

Stock ownership guidelines have not been implemented by the Compensation and Nominating Committee for our executive officers. Until recently, our common stock was subject to a stockholders agreement that limited a stockholder’s ability to transfer stock. We will continue to periodically review best practices and reevaluate our position with respect to stock ownership guidelines.

Tax deductibility of executive compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code, which generally limits the tax deductibility of compensation paid by a public company to its Chief Executive Officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance based compensation that meets certain requirements.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility and we reserve the right to maintain flexibility in how we compensate our executive officers that may result in limiting the deductibility of amounts of compensation from time to time.

Conclusion

We believe the compensation we have provided to each of our executive officers is reasonable and appropriate to facilitate the achievement of our operational objectives. The compensation programs and policies that we have designed effectively incentivize our executive officers on both a short-term and long-term basis to perform at a level necessary to achieve these objectives. The various elements of compensation combine to align the best interests of our executive officers with the best interests of our stockholders and our best interests in order to maximize stockholder value.

Summary of compensation

The following table shows information concerning the annual compensation for services provided to us by our Chief Executive Officer, our Chief Financial Officer and our two other most highly compensated executive officers during 2006.

					Stock	Option	All other
Name and principal positions	Year	Salary		Bonus	awards	awards	compensation(1)	Total

J. Ross Craft President and Chief Executive Officer	2006	$210,000	(2)	$—	$—	$—	$29,899	$239,899
Steven P. Smart Executive Vice President and Chief Financial Officer	2006	$165,000	(3)	$—	$—	$—	$21,763	$186,763
Glenn W. Reed Senior Vice President— Operations	2006	$165,000	(4)	$—	$—	$—	$19,204	$184,204
Ralph P. Manoushagian Senior Vice President—Land	2006	$127,000	(5)	$—	$—	$—	$185	$127,185

(1)	All other compensation reported for Mr. Craft represents a $15,800 matching contribution by our company to our 401(k) plan, $8,400 in automobile allowance, $855 relating to cell phone expenses, $2,230 relating to club membership dues, $420 relating professional licenses and fees, $750 for life insurance premiums and $1,444 relating to continuing professional educational programs. All other compensation reported for Mr. Smart represents a $12,200 matching contribution by our company to our 401(k) plan, $6,000 in automobile allowance, $710 relating to cell phone expenses, $1,119 relating to professional licenses and fees and $1,734 for continuing professional educations programs. All other compensation reported for Mr. Reed represents a $7,000 matching contribution by our company to our 401(k) plan, $8,400 in automobile allowance, $1,875 relating to cell phone expenses, $38 relating to professional licenses and fees, $496 for life insurance premiums and $1,395 for continuing professional educations programs. All other compensation reported for Mr. Manoushagian represents $185 relating to professional licenses and fees.

(2)	In June 2007, the board approved an increase in Mr. Craft’s annual base salary to $270,000 effective upon the filing of the registration statement of which this prospectus forms a part.

(3)	In the first quarter of 2007, the board increased Mr. Smart’s annual base salary to $190,000. In June 2007, the board approved an increase in Mr. Smart’s annual base salary to $225,000 effective upon the filing of the registration statement of which this prospectus forms a part.

(4)	In June 2007, the board approved an increase in Mr. Reed’s annual base salary to $185,000.

(5)	In June 2007, the board approved an increase in Mr. Manoushagian’s annual base salary to $160,000.

In February 2007, we hired J. Curtis Henderson to serve as our Executive Vice President, and General Counsel at an annual base salary of $190,000. In June 2007, the board approved an increase in Mr. Henderson’s annual base salary to $225,000 effective upon the filing of the registration statement of which this prospectus forms a part. In connection with his employment, Mr. Henderson was awarded 21,250 shares of our common stock as restricted stock, one-third of which will vest upon the closing of this offering, one-third of which will vest upon the one-year anniversary of the closing of this offering, and one-third of which will vest upon the two-year anniversary of the closing of this offering.

Grants of plan-based awards

During 2006, we did not make any awards under any plan to our named executive officers.

In June 2007, our board authorized the grant of stock awards under the 2007 Plan covering 100,000 shares of common stock (pre-split) to our named executive officers and a member of our technical team, which grants will become effective upon the closing of this offering. These stock awards were granted as follows: J. Ross Craft — 30,000 shares; Steven P. Smart — 20,000 shares, J. Curtis Henderson — 20,000 shares; Glenn W. Reed — 10,000 shares; Ralph P. Manoushagian — 10,000 shares; and a technical team member — 10,000 shares. As a related matter, our board also approved special bonuses to cover out-of-pocket taxes that will be incurred as a result of the receipt by these executives of stock awards.

Discussion of summary compensation and plan-based awards tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the grants of Plan Based Awards table was paid or awarded, are described above under “—Compensation discussion and analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Description of the 2007 Plan

The 2007 Plan allows for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, unrestricted stock awards and other incentive awards. The primary purpose of the 2007 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate these persons to continue in our service and to expend maximum effort to improve our business results and earnings, by providing to these persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. We have reserved 10% of our outstanding shares of common stock for grant of awards under the 2007 Plan (which will be adjusted each year to remain at 10% of outstanding shares of our common stock), plus all shares of common stock that remain available for grant of awards under the prior plan, plus shares of common stock subject to outstanding awards under the prior plan that later cease to be subject to those awards for any reason other than those awards having been exercised. In addition, there are 115,385 shares of common stock (pre-split) subject to outstanding options under the prior plan that may be issued under the 2007 Plan.

Administration. The 2007 Plan provides for administration by the board of directors or compensation committee of the board of directors or another committee of the board of directors designated by the board of directors. Subject to the terms of the 2007 Plan, the board or the committee may select participants to receive awards, determine the types of awards and terms and conditions of awards and interpret provisions of the 2007 Plan. Currently, the 2007 Plan is administered by the board of directors but we expect that the Compensation and Nominating Committee will administer the 2007 Plan after the closing of this offering.

Common stock reserved for issuance under the 2007 Plan. Our common stock issued or to be issued under the 2007 Plan consists of authorized but unissued shares. If an award granted under the 2007 Plan expires, is forfeited or becomes unexercisable for any reason without having been exercised in full, the undelivered shares of common stock which were subject to the award shall become available for future awards under the 2007 Plan.

The maximum number of shares of common stock that may be subject to incentive stock options granted under the 2007 Plan is 1,100,000. The maximum number of shares of common stock that may be subject to all awards granted to any one participant each fiscal year is

330,000 shares. The maximum number of shares of common stock that may be subject to nonqualified stock options and stock appreciation rights granted to any one participant during a fiscal year is 330,000. The maximum amount that may be paid in cash pursuant to performance awards granted to a participant that are intended to satisfy the qualified performance-based compensation exception to Section 162(m) of the Internal Revenue Code is $5,000,000 for each fiscal year during the applicable performance period.

Adjustments for stock dividends and similar events. We may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2007 Plan, including the individual limitations on awards, to reflect recapitalizations, reclassifications, stock spits, reverse splits, stock dividends and other similar events.

Eligibility. Awards may be made under the 2007 Plan to our employees, directors and consultants, including any employee who is an officer or director, and to any other person who, in the opinion of the committee, is in a position to make a significant contribution our success.

Amendment or termination of the 2007 Plan. Our board of directors may amend, suspend or terminate the 2007 Plan at any time and for any reason. The 2007 Plan shall terminate in any event ten years after the date of its approval by the stockholders. Amendments to the 2007 Plan will be submitted for stockholder approval if an amendment increases the maximum number of shares available under the 2007 Plan (except as otherwise allowable under the 2007 Plan), changes the designation or class of persons eligible to receive awards under the 2007 Plan, or if required by applicable law or by applicable stock exchange listing requirements. Amendments to limit the scope of the 2007 Plan or to comply with statutory or regulatory requirements do not require stockholder approval.

Options. The 2007 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options. The exercise price of each stock option may not be less than 100% of the fair market value of the common stock on the date of grant. In the case of certain 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case, the exercise price is adjusted to preserve the economic value of the employee’s stock option from his or her former employer.

The term of each stock option is fixed at the time of grant and may not exceed 10 years from the date of grant. The committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the committee.

In general, a participant may pay the exercise price of an option in cash or in cash equivalents, by tendering shares of common stock having an aggregate fair market value at the time of exercise equal to the total exercise price, by surrendering a sufficient portion of the shares with respect to which the option is exercised having an aggregate fair market value at the time of exercise equal to the total exercise price, or in a combination of these forms.

Stock options granted under the 2007 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit in an award agreement the limited transfers of non-qualified options for the benefit of the family members of the optionees.

Other awards. The 2007 Plan permits the granting of the following additional types of awards:

•	shares of unrestricted stock, which are shares of common stock issued at no cost or for a purchase price and are free from any transferability and forfeiture restrictions;

•	shares of restricted stock, which are shares of common stock subject to transferability restrictions and a substantial risk of forfeiture;

•	restricted stock units, which constitute a promise to transfer common stock or an equivalent value in cash in the future;

•	dividend equivalent rights with respect to restricted stock units, which are rights entitling the recipient to receive either payments or credits of cash or additional restricted stock units equal in amount to the dividends that would be paid on the common stock subject to the restricted stock units;

•	stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the rights during a specified period of time;

•	performance awards, ultimately payable in common stock or cash (or a combination), as determined by the committee. Performance awards are conditioned upon the level of achievement of one or more stated performance goals over a specified performance period that is not shorter than one year. An award agreement will specify the amount, or a formula for determining the amount, that may be earned under the performance award, the performance criteria and level of achievement versus the performance criteria that will determine the amount payable under the performance award, and the performance period over which performance is measured. Awards to individuals who are covered employees under Section 162(m) of the Internal Revenue Code, or who are likely to be covered in the future, may be designed to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code to the extent that the committee so designates; and

•	other incentive awards, which may be payable in common stock, cash or other property as determined by the committee.

The committee establishes the terms and conditions of awards.

Change of Control. In the event of a “Change of Control” (as defined in the 2007 Plan), the vesting of all awards will be accelerated and any performance criteria will be deemed to be achieved to the maximum extent possible. If there is a Change of Control and we are not the surviving corporation (or we survive only as a subsidiary of another corporation), unless the committee determines otherwise, awards will be replaced with similar awards of the surviving corporation (or parent of the surviving corporation). The committee may require the surrender to us by selected participants of some or all of the outstanding awards held by such participants, at which time we will cancel those awards and cause to be paid to each affected participant a certain amount of cash per share, as specified in the 2007 Plan.

Outstanding equity awards at fiscal year-end

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2006. This table contains historical numbers and does not reflect the effect of our           for           stock split, effected in the form of a stock dividend, which will occur immediately prior to the closing of this offering.

	Option awards
	Number of
	securities underlying		Option	Option
	unexercised options		exercise	expiration
Name	Exercisable	Unexercisable	price	date

J. Ross Craft President and Chief Executive Officer	50,964	—	$10.00	August 16, 2014
Steven P. Smart Executive Vice President and Chief Financial Officer	9,615	—	$10.00	August 16, 2014
Glenn W. Reed Senior Vice President—Operations	11,538	—	$10.00	August 16, 2014
Ralph P. Manoushagian Senior Vice President—Land	9,615	—	$10.00	August 16, 2014

Option exercises

Our named executive officers did not exercise any stock options in 2006.

Pension benefits

We do not have any plan that provides for payments or other benefits at, following or in connection with retirement, other than our 401(k) plan.

Non-qualified deferred compensation

We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Director compensation

Historically, our directors have not received any compensation for serving on our board, although we did reimburse directors for expenses incurred in connection with attendance at meetings of the board of directors. Following this offering, each non-employee member of our board of directors will receive compensation for service on our board of directors and committees thereof. Following this offering, non-employee and non-Yorktown directors will receive $85,000 per year in shares of our common stock or cash, at the election of each director, plus meeting expenses of $1,000 per board and $500 per committee meeting. The chairman of the Audit Committee will receive $7,500 per year and the chairs of the Compensation and Nominating Committee will receive $3,500 per year.

Employee directors will not receive compensation for service on our board of directors. All directors will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses incurred in connection with service on the board and any committee.

Potential payments upon termination or change in control

We have employment agreements with certain of our named executive officers. Under the terms of the agreements, these officers receive an annual base salary and are eligible to participate in an annual bonus plan, to be administered by our board of directors or otherwise by the Compensation and Nominating Committee. If any of Mr. Craft, Mr. Reed or Mr. Smart is terminated for cause, we will be obligated to pay such named executive officer his base salary then in effect through the date of termination, prorated for any partial period of employment, and we shall have no further obligations to such named executive officer under his respective employment agreement.

The employment agreement of Messrs. Craft and Reed also provide that if such officer is terminated by us without cause, he will be entitled to continue to receive his respective base salary plus applicable benefits for a period of 24 months from the date of termination. Mr. Craft’s employment agreement provides that his termination during a change of control period will be deemed a termination without cause. Mr. Smart’s employment agreement provides that if he is terminated by us without cause, he will be entitled to continue to receive his base salary plus applicable benefits for a period of six months from the date of termination. Additionally, Mr. Craft’s employment agreement provides that if he terminates his employment for good reason, he will be entitled to receive severance compensation consisting of a 50% base salary lump sum payment within 20 days of termination and a 150% base salary lump sum payment within 90 days of termination.

If Mr. Craft, Mr. Reed or Mr. Smart had been terminated without cause on December 31, 2006, the approximate value of the severance benefits, assuming two weeks of accrued unused vacation time, under the employment agreement of each such named executive would have been as follows: Mr. Craft $429,000, Mr. Reed $337,000 and Mr. Smart $89,000.

For more information about these agreements, please read “—Executive compensation—Other benefits—Employment agreements and other arrangements.” We are not obligated to make any cash payments to any other named executive officer if their employment is terminated by us or by the executive. No severance benefits are provided for any of the named executive officers in the event of death or disability.

Pursuant to the terms of a restricted stock award agreement between the company and Mr. Henderson, our Executive Vice President and General Counsel, in the event of a change of control of the company (as defined in such award agreement), all unvested shares of restricted stock held by Mr. Henderson will fully vest.

This offering will not constitute a change in control of the company under these agreements.

Security ownership of certain beneficial owners
and management

The following table sets forth certain information regarding the beneficial ownership of Approach Resources Inc. common stock as of June 30, 2007, giving effect to the transactions contemplated by the contribution agreement, for:

(i) each person who, to our knowledge, beneficially owns more than 5% of our common stock;

(ii) each of our directors and executive officers; and

(iii) all of our executive officers and directors as a group, before our initial public offering and after the completion of our initial public offering.

	Shares of Approach		Shares of Approach
	common stock		common stock
	beneficially owned		beneficially owned
	prior to offering(1)		after offering(2)
Name and address of beneficial owner	Number	Percent	Number	Percent

J. Ross Craft(3)(4)
Steven P. Smart(3)(4)
J. Curtis Henderson(3)
Glenn W. Reed(3)(4)
Ralph P. Manoushagian(3)(4)
Bryan H. Lawrence(5)(6)
James H. Brandi(7)
James C. Crain(8)
Sheldon B. Lubar(9)(10)
Christopher J. Whyte(11)
Yorktown Energy Partners V, L.P.(5)
Yorktown Energy Partners VI, L.P.(5)
Yorktown Energy Partners VII, L.P.(5)
Lubar Equity Fund, LLC(9)
Neo Canyon Exploration, L.P.(12)
All officers and directors as a group (10 persons)(4)

*	Less than one percent.

(1)	Unless otherwise indicated, all shares of stock are held directly with sole voting and investment power.

(2)	For purposes of calculating the percent of the class outstanding held by each owner shown above with a right to acquire additional shares, the total number of shares excludes the shares which all other persons have the right to acquire within 60 days after the date of this prospectus, pursuant to the exercise of outstanding stock options and warrants.

(3)	Has a principal business address of c/o Approach Resources Inc., 6300 Ridglea Place, Suite 1107, Fort Worth, Texas 76116.

(4)	The number of shares beneficially owned includes the following shares that are subject to options that are currently exercisable or will become exercisable within 60 days of the date of this prospectus:

Shares subject
Name of beneficial owner	to options

J. Ross Craft
Steven P. Smart
Glenn W. Reed
Ralph P. Manoushagian

(5)	Has a principal business address of 410 Park Avenue, 19th floor, New York, New York 10022.

(6)	Includes attribution of shares held by Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P. and Yorktown Energy Partners VII, L.P.

(7)	Has a principal business address of 126 East 56th Street, New York, New York 10022.

(8)	Has a principal business address of 300 Crescent Court, Suite 900, Dallas, Texas 75201.

(9)	Has a principal business address of 700 N. Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

(10)	Includes attribution of shares held by Lubar Equity Fund, LLC.

(11)	Has a principal business address of 6363 Woodway, Suite 350, Houston, Texas 77057.

(12)	Has a principal business address of 325 North St. Paul, Suite 4300, Dallas, Texas 75201.

Certain relationships and related party transactions

The contribution agreement

Immediately prior to the closing of this offering, Approach Resources Inc. will acquire all of the outstanding capital stock of Approach Oil & Gas Inc. and will acquire the 30% working interest in the Ozona Northeast field that Approach Resources Inc. does not already own from Neo Canyon Exploration, L.P. Upon the closing of the transactions contemplated by the contribution agreement, Neo Canyon Exploration, L.P. and each of the stockholders of Approach Oil & Gas Inc. will receive shares of stock in Approach Resources Inc. in exchange for their respective contributions. In addition, we have agreed to include up to           shares of stock in the registration statement of which this prospectus is a part on behalf of the selling stockholder.

Convertible notes

On June 25, 2007, Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC loaned an aggregate of $20,000,000 to Approach Oil & Gas Inc. under two convertible promissory notes of $10,000,000 each. These notes bear interest at a rate of 7.00% per annum and mature on June 25, 2010. These notes are convertible at the election of the lender into shares of equity securities of Approach Oil & Gas Inc. upon the occurrence of certain events and automatically, and without further action required by any person, convert into shares of our common stock upon the consummation of this offering. The number of shares of our common stock to be issued upon the automatic conversion of these notes will be equal to the quotient obtained by dividing (a) the outstanding principal and accrued interest on each respective note by (b) the initial public offering price per share, less any underwriting discount per share for the shares of our common stock that are issued in this offering. The shares of our common stock issued to Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC upon such automatic conversion will be entitled to the same registration rights as those provided to certain holders of our common stock in connection with the contribution agreement. The total principal and interest owed under these notes as of June 30, 2007 was $20,023,014, consisting of $10,011,507 owed to each of Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC. Yorktown Energy Partners VII, L.P. is an affiliate of the Yorktown entities, and Lubar Equity Fund, LLC is an affiliate of Sheldon B. Lubar, who serves as a member of our board of directors.

Employment and indemnification agreements

We have entered into employment agreements with certain of our executive officers. See “Management—Executive compensation—Other benefits—Employment agreements and other arrangements” for a detailed description of these agreements. Additionally, we will enter into indemnification agreements with our officers and the members of our board of directors.

Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, or the DGCL, permits indemnification of officers, directors and other corporate agents under specific circumstances and subject to specific limitations. Our restated certificate of incorporation and restated bylaws provide that we will indemnify our directors and officers to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

We will enter into indemnity agreements with our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL, as well as certain additional procedural protections. The indemnity agreements provide that directors are and will be indemnified to the fullest extent not prohibited by law against all expenses (including attorneys’ fees) and settlement amounts paid or incurred by them in any action or proceeding as our directors or executive officers, including any action on account of their services as executive officers or directors of any other company or enterprise when they are serving in such capacities at our request, and including any action by us or in our right. In addition, the indemnity agreements provide for reimbursement of expenses incurred in conjunction with being a witness in any proceeding to which the indemnitee is not a party. We are required to pay in advance of a final disposition of a proceeding or claim the expenses incurred by the indemnitee no later than ten days after our receipt of an undertaking by or on behalf of the indemnitee to repay the amount of the expenses to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by us. The indemnity agreements also provide the indemnitee with remedies in the event that we do not fulfill our obligations under the indemnity agreements.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for that limitation of liability.

We will maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specific expenses in connection with the defense of, and specific liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Business opportunities renunciation

All of our non-employee directors and certain of our stockholders may from time to time have investments in other exploration and production companies that may compete with us. Section 122(17) of the DGCL permits a Delaware corporation, such as Approach Resources Inc., to renounce in its certificate of incorporation or by action of its board of directors any interest or expectancy of the corporation in certain opportunities, effectively eliminating the ambiguity in a Delaware corporation’s ability to do so in advance arising out of prior Delaware case law. Under corporate law concepts of fiduciary duty, officers and directors generally have a duty to disclose to us opportunities that are related to our business and are generally prohibited from pursuing those opportunities unless we determine that we are not going to pursue them. Our restated certificate of incorporation and our Business Opportunities Agreement provide that so long as any of the parties to the Business Opportunities Agreement, which we refer to as “Designated Parties,” is serving as a member of our board of directors, we renounce any interest or expectancy in any business opportunity, transaction or other matter in and that involves any aspect of the oil and gas exploration, exploitation, development and production other than:

•	any business opportunity that is brought to the attention of a Designated Party solely in such person’s capacity as a director of our company and with respect to which, at the time of such presentment, no other Designated Party has independently received notice or otherwise identified such opportunity; or

•	any business opportunity that is identified by a Designated Party solely through the disclosure of information by or on behalf of us.

Thus, for example, a Designated Party may pursue opportunities in the oil and gas exploration and production industry for their own account. Our restated certificate of incorporation provides that the Designated Parties have no obligation to offer such opportunities to us.

Pursuant to this Business Opportunities Agreement approved by our board of directors, each of the Designated Parties will not have a duty to inform us of a business opportunity that he becomes aware of so long as he did not become aware of the opportunity solely as a consequence of serving as a member of our board of directors. Furthermore, the Designated Parties will each be permitted to pursue that opportunity even if it is competitive with our business. This business opportunities agreement does not prohibit us from pursuing any business opportunity to which we have renounced any interest or expectancy. It will provide the Designated Parties and their respective affiliates with some certainty that opportunities that they independently pursue will not be required to be first offered to us.

Registration rights agreement

In connection with the contribution agreement and certain other transactions, we will enter into a registration rights agreement with our existing stockholders, pursuant to which we will grant certain demand and “piggyback” registration rights.

Under the registration rights agreement, each of Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P. and Yorktown Energy Partners VII, L.P. and the members of our management team will have the right to require us to file a registration statement for the public sale of all of the shares of common stock owned by it or them any time after six months following the date the SEC declares the registration statement of which this prospectus forms a part effective. In addition, if we sell any shares of our common stock in a registered underwritten offering, each of our existing stockholders will have the right to include his or its shares in that offering. The underwriters of any such offering will have the right to limit the number of shares to be included in such sale.

We will pay all expenses relating to any demand or piggyback registration, except for underwriters’ or brokers’ commission or discounts. The securities covered by the registration rights agreement will no longer be registrable under the registration rights agreement if they have been sold to the public either pursuant to a registration statement or under Rule 144 promulgated under the Securities Act.

Other related party transactions

In connection with the formation of Approach Resources Inc. and subsequent financing transactions, approximately 415,385 shares of our common stock were issued to certain of our executive officers and other key members of management in exchange for notes receivable. The notes issued by our executive officers and other key members of management, including J. Ross Craft, Steven P. Smart, Glenn W. Reed and Ralph P. Manoushagian, were full recourse, earned interest at an annual rate of 6.00%, and matured upon the earlier of (i) December 31, 2008 or, (ii) if earlier, the date upon which the Company or any successor to the Company registers any class of its securities under Section 12 of the Securities Exchange Act of 1934, is required to file periodic reports under Section 15(d) of the 1934 Act, or files a registration statement under the Securities Act of 1933, as amended. The note holders repaid these notes with interest in January 2007 by selling us an aggregate of 84,550 shares of our common stock in satisfaction of the management holders’ aggregate outstanding indebtedness of $4,184,324. The note holders received bonuses to cover out-of-pocket taxes incurred in 2007 as a result of the sale of their respective shares of our common stock to us as repayment for their respective management notes.

On May 10, 2006, we acquired interests in oil and gas properties in Western Kentucky from Hallador Petroleum Company for approximately $3.3 million in cash. Hallador Petroleum Company was owned 32% by Yorktown Energy Partners VI, L.P., an affiliate of the Yorktown entities, at the time of the acquisition. The valuation of the New Albany Shale oil and gas interests held by Hallador Petroleum Company was determined by arms-length negotiations between us and Hallador. At the time of the acquisition, Mr. Lawrence was a member of the board of directors of Hallador and a member of our board of directors. Under the terms of this agreement, 60 days after we drilled three exploratory gas wells, Hallador had the option to purchase a one-third working interest in the project by paying one-third of the land costs expended by us. In October 2006, Hallador sold one-half of its rights under this option to T.H. McElvain Oil & Gas Limited Partnership, an unaffiliated third party. Drilling began in December 2006. Hallador and McElvain jointly exercised the option in April 2007, leaving Hallador’s net ownership in the project at one-sixth.

Procedures for review and approval of related person transactions

Before the effective date of the registration statement of which this prospectus forms a part, we plan to adopt a written code of conduct. Under this written code of conduct, our executive officers and directors will not be permitted to enter into any transactions with us without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, will consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including the risks, costs, benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee and/or board of directors will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. We will designate a compliance officer to generally oversee compliance with our code of conduct.

All of the transactions described above were entered into before the adoption of our code of conduct. Instead, their approvals are as described herein. The contribution agreement and related transactions were unanimously approved by our board of directors. The convertible notes were unanimously approved by our board of directors. The employment agreements, director and officer indemnification agreements and the business opportunities agreements were unanimously approved by our board of directors. The registration rights agreement was unanimously approved by our board of directors. The Ozona Pipeline and Hallador transactions were unanimously approved by our board of directors.

Selling stockholder

The following table sets forth certain information with respect to the ownership by the selling stockholder of our common stock as of          , 2007 and as adjusted to give effect to this offering. To our knowledge, the selling stockholder will have sole voting and investment power as to the shares shown. The selling stockholder is not a director, officer or employee of ours or an affiliate of such person.

Shares
	owned prior		Number of	Number of	Shares owned
	to offering(2)		shares being	shares being	after offering(3)(4)
Name of selling stockholder(1)	Number	Percent	offered(3)	redeemed by us	Number	Percent

Neo Canyon Exploration, L.P.

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2)	Based upon an aggregate of shares to be outstanding following the consummation of the transactions described under “Certain relationships and related party transactions—The contribution agreement.”

(3)	Assumes no exercise of the underwriters’ over-allotment option.

(4)	Based upon an aggregate of shares to be outstanding following the consummation of the transactions described under “Certain relationships and related party transactions—The contribution agreement,” the automatic conversion of notes described under “Certain relationships and related party transactions—Convertible notes,” our for common stock split and this offering.

Description of capital stock

The following description is based on relevant portions of the DGCL and on our restated certificate of incorporation and restated bylaws. This summary is not necessarily complete, and we refer you to the DGCL, and our restated certificate of incorporation and restated bylaws for a more detailed description of the provisions summarized below.

Our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Under Delaware law, our stockholders shall not be personally liable for our debts or obligations except as they may be liable by reason of their own conduct or acts.

Common stock

We have a total of           shares of our common stock outstanding. Additionally, options to purchase           shares of common stock are currently outstanding and have been granted to certain members of our management and employees and           shares have been reserved for future grants. We have reserved 10% of our outstanding shares of common stock for grant of awards under the 2007 Plan (which shall be adjusted each year to remain at 10% of the outstanding shares of our common stock), plus all shares of common stock that remain available for grant of awards under the prior plan, plus shares of common stock subject to outstanding awards under the prior plan that later cease to be subject to those awards for any reason other than those awards having been exercised. Upon completion of this offering, we will have           shares of common stock outstanding, or shares if the underwriters exercise their over-allotment option in full.

Holders of our common or restricted stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election.

Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Upon our dissolution, liquidation or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all our assets available for distribution to our stockholders after satisfaction of our debts and other liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have no preemptive, conversion, redemption or other subscription rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Subject to the provisions of our restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value

$0.01 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company.

The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock and could also affect the likelihood that holders of our common stock will receive dividend payments and payments on liquidation. Although prior to issuing any series of preferred stock our board of directors will be required to make a determination as to whether the issuance is in the best interest of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Registration rights agreement

In connection with the contribution transaction and certain other transactions, we entered into a registration rights agreement with certain holders of our common stock prior to this offering. See “Certain relationships and related party transactions—Registration rights agreement.”

Anti-takeover effects of provisions of Delaware law, our restated certificate of incorporation and restated bylaws

A number of provisions in our restated certificate of incorporation, our restated bylaws and the DGCL may make it more difficult to acquire control of us. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors;

•	discourage transactions which may involve an actual or threatened change in control of us;

•	discourage tactics that may be involved in proxy fights; and

•	encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Written consent of stockholders. Our restated certificate of incorporation and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Call of special stockholder meetings. Our restated bylaws provide that stockholders are not permitted to call special meetings of stockholders. Only our board of directors, chairman or Chief Executive Officer is permitted to call a meeting of stockholders.

Amending the bylaws. Our restated certificate of incorporation permits our board of directors to adopt, alter or repeal any provision of the restated bylaws or to make new bylaws. Our restated certificate of incorporation also provides that our restated bylaws may be amended by the affirmative vote of at least 67% of the voting power of the outstanding shares of our capital stock.

Classified board. Our restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our restated certificate of incorporation and restated bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors.

Advance notice procedures for stockholder proposals and director nominations. Our restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive offices not less than 90 and no more than 120 calendar days before the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. In addition, our restated bylaws specify requirements for the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Filling board of directors vacancies; removal. Our restated certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our restated certificate of incorporation provides, in accordance with the DGCL, that the stockholders may remove directors only for cause and by the affirmative vote of at least 67% of the voting power of all of the then-outstanding shares of our common stock. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No cumulative voting. The DGCL provides that stockholders are not entitled to use cumulative voting in the election of directors unless our restated certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our restated certificate of incorporation expressly precludes cumulative voting.

Authorized but unissued shares. Our restated certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute. We are subject to Section 203 of the DGCL regulating corporate takeovers. This section prevents a Delaware corporation from engaging in a business combination which includes a merger or sale of more than 10% of the corporation’s assets with a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any of those persons. That prohibition extends for three years following the date that stockholder acquired that amount of stock unless:

•	the transaction in which that stockholder acquired the stock is approved by the board of directors prior to that date;

•	upon completion of the transaction that resulted in the acquisition of the stock, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•	on or after the date the stockholder acquired the stock, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

Stockholders may, by adopting an amendment to our restated certificate of incorporation or our restated bylaws, elect for the corporation not to be governed by Section 203 of the DGCL. Such amendment shall not become effective until 12 months after the date it is adopted or applies to a stockholder. Neither our restated certificate of incorporation or restated bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. Section 203 will not apply to a business combination between us and Yorktown or a Yorktown affiliate because Yorktown held more than 15% of our stock prior to the effective date of our restated certificate of incorporation.

Limitation of liability of directors and officers; indemnification. Our restated certificate of incorporation provides that to the fullest extent permitted by Delaware law, as that law may be amended and supplemented from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or our stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law, (iii) the payment of dividends in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. The effect of the provision of our restated certificate of incorporation is to eliminate the rights of the company and our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through (iv) above. Our restated bylaws also set forth certain indemnification provisions and provide for the advancement of expenses incurred by a director in defending a claim by reason of the fact that he was one of our directors (or was serving as a director or officer of another entity at our request), provided that the director agrees to repay the amounts advanced if the director is not entitled to be indemnified by us under the provisions of the DGCL. The indemnification provisions of our restated certificate of incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though an action, if successful, otherwise might have benefited us and our stockholders.

The right to indemnification and advancement of expenses are not exclusive of any other rights to indemnification our directors or officers may be entitled to under any agreement, vote of stockholders or disinterested directors or otherwise. We intend to enter into indemnification agreements with each of our directors and some of our officers pursuant to which we agree to indemnify the director or officer against expenses, judgments, fines or amounts paid in settlement incurred by the director or officer and arising in his capacity as a director, officer, employee and/or agent of the company or other enterprise of which he is a director, officer, employee or agent acting at our request to the maximum extent permitted by applicable law, subject to certain limitations. Additionally, under Delaware law, we may purchase and maintain insurance for the benefit and on behalf of our directors and officers insuring against all liabilities that may be incurred by the director or officer in or arising out of his capacity as our director, officer, employee and/or agent.

Transfer agent and registrar

           will be the transfer agent and registrar for our common stock.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock in the public market after we complete this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future through the sale of our equity securities.

As of          , 2007, we had           shares of common stock outstanding. Upon the closing of this offering, we will have           shares of common stock outstanding and outstanding options to purchase shares of our common stock. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of the shares outstanding other than the shares sold in

this offering (a total of           shares, or           shares if the underwriters exercise their option to purchase additional shares in full) will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration, subject to the restrictions on transfer contained in the lock-up agreements described below and in “Underwriting.”

Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders.

Lock-up arrangements

In connection with this offering, we, our executive officers and directors and the other holders of our common stock (including the selling stockholder) have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, with limited exceptions. This lock-up will not apply to approximately           shares that are issuable upon the exercise of options outstanding under our long-term incentive plan and up to an additional           shares covered by grants that we are permitted to award under our existing stock incentive plan during the 180-day lock-up period. See “Underwriting” for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,           shares, or           shares if the underwriters exercise their over-allotment option in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an “affiliate” of ours), would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an “affiliate” or ours) is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock issued under employee plans

We intend to file a registration statement on Form S-8 under the Securities Act to register approximately           shares of common stock issuable with respect to options and other equity incentive awards that have been granted or are reserved for issuance under our employee plans or otherwise. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued under our 2007 Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statements, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Registration rights

In connection with the contribution transaction and certain other transactions, we entered into a registration rights agreement with certain of our stockholders covering shares of common stock owned by such stockholders. For a description of the registration rights agreement, see “Certain relationships and related party transactions—Registration rights agreement.”

Material United States federal income and estate tax considerations for non-United States holders

The following is a summary of material United States federal income and, to a limited extent, estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, administrative rulings, published positions of the Internal Revenue Service, or the IRS, court decisions thereunder and other applicable authorities, all as now in effect and all of which are subject to change or differing interpretations, in each case, possibly with retroactive effect. This summary deals only with non-United States holders that will hold our common stock as a “capital asset” (generally, property held for investment). In addition, this discussion does not address all of the United States federal income tax consequences that may be relevant to a particular person in light of its particular circumstances and tax considerations applicable to investors that may be subject to special rules under United States federal income tax law, such as (without limitation):

•	certain former citizens or residents of the United States;

•	stockholders that hold out common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	stockholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax qualified retirement plan;

•	stockholders that are S corporations, entities or arrangements treated as partnerships for United States federal income tax purposes or other pass through entities or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that mark to market.

Furthermore, this summary does not address any aspect of state, local, foreign or other tax laws or the gift tax or alternative minimum tax provisions of the Code.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holding our common stock or a partner of such a partnership, you should consult your tax advisor.

We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

As used in this discussion, except as otherwise defined for estate tax purposes, a “non-United States holder” is a beneficial owner of common stock (other than an entity treated as a partnership for United States federal income tax purposes) that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (i) if its administration is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We do not presently expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder’s adjusted tax basis in our common stock (on a share by share basis). Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on disposition of common stock” below. The gross amount of any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive a reduced treaty rate, prior to the payment of a dividend a non-United States holder must provide us with a properly completed IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated individual or corporate United States federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In order to obtain this exemption from withholding tax prior to the payment of a dividend, a non-United States holder must provide us with an IRS Form W-8ECI or W-8BEN, as applicable, (or other applicable form) properly certifying eligibility for such exemption. A corporate non-United States holder also may be subject to an additional “branch profits” tax at a rate of 30% of its effectively connected earnings and profits or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI may be required to periodically update such form.

If a non-United States holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, the non-United States holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

Any gain realized on the sale or other disposition of our common stock by a non-United States holder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States holder;

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

A non-corporate non-United States holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-United States holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual described in the second bullet point will be subject to tax on such gain (net of certain U.S. source losses) at a rate of 30%, unless otherwise specified by an applicable treaty.

As to the third bullet point, we believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock is “regularly traded on an established securities market,” only a non-United States holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. If our common stock were not considered to be “regularly traded on an established securities market,” all non-United States holders would be subject to United States federal income tax on a disposition of our common stock.

Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal estate taxes

If an individual non-United States holder (which for United States federal estate tax purposes is neither a citizen nor a domiciliary of the United States) is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock, then the value thereof will be included in his or her gross estate for United States federal estate tax purposes, and such individual’s estate and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or other agreement.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN (or successor form).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

J.P. Morgan Securities Inc. is acting as sole book-runner and joint lead manager, and A.G. Edwards & Sons, Inc. is acting as joint lead manager for this offering.

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling stockholder have agreed to sell to each underwriter, the number of shares of common stock set forth opposite their names in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
A.G. Edwards & Sons, Inc.

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional           shares of common stock from us and the selling stockholder to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved up to           shares of common stock offered hereby for sale to our employees and other persons associated with us or our officers or directors, which we refer to as our directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares pursuant to the directed share program. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

The following table shows the per share and total underwriting discounts that we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by		Paid by
	Approach Resources Inc.		selling stockholder
	Without	With full	Without	With full
	over-allotment	over-allotment	over-allotment	over-allotment
	exercise	exercise	exercise	exercise

Per share	$	$	$	$
Total	$	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ over-allotment option and will be deemed a ”naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $     .

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our executive officers and directors, the selling stockholder and certain significant holders of our outstanding common stock have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “AREX.” The underwriters intend to sell shares of our common stock so as to meet the distribution requirements of this listing.

There has been no public market for the common stock prior to this offering. We, the selling stockholder and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we, the selling stockholder and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by us, the selling stockholder and the underwriters.

We, the selling stockholder and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither the Company, the selling stockholder nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

Affiliates of J.P. Morgan Securities Inc. will receive in excess of 10% of the net proceeds from this offering. According to Rule 2720 of the National Association of Securities Dealers, Inc.’s, also referred to as the NASD, Conduct Rules, the offering must comply with the requirements of Rule 2720 of the NASD Conduct Rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In view of J.P. Morgan Securities Inc.’s relationship with us, the offering is being conducted in accordance with the rules of the NASD, and A.G. Edwards & Sons, Inc. will serve in the capacity of “qualified independent underwriter” and will perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to reimburse A.G. Edwards & Sons, Inc. for its expenses, if any, incurred as a result of its engagement as qualified independent underwriter. The underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. For example, certain affiliates of the underwriters to this offering are lenders under our revolving credit facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our revolving credit facility. See “Use of proceeds.”

Legal matters

The validity of our shares of common stock offered by this prospectus will be passed upon for us by Thompson & Knight LLP, Dallas, Texas. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The combined financial statements of Approach Resources Inc. and affiliated entities as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Hein & Associates LLP, independent registered public accountants, as stated in their report appearing in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Historical Summaries of Revenues and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc. as of December 31, 2005 and 2006, and for the years then ended included in this prospectus have been audited by Hein & Associates LLP, independent registered public accountants, as stated in their report appearing in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing

The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on our estimates of the proved reserves, present values of proved reserves as of December 31, 2006 prepared by DeGolyer & MacNaughton, an independent engineering firm, and present values of proved reserves as of December 31, 2005 and 2004 prepared by Cawley, Gillespie & Associates,

Inc, an independent engineering firm. These estimates are included in this prospectus in reliance upon the authority of DeGolyer & MacNaughton and Cawley, Gillespie and Associates, Inc. as experts in these matters.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. After the completion of this offering, we expect our website on the Internet to be located at http://www.approachresources.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practical after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at: Approach Resources Inc., 6300 Ridglea Place, Suite 1100, Fort Worth, Texas 76116, (817) 989-9000.

Glossary of selected oil and gas terms

The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus.

3-D seismic. (Three Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to oil, condensate or natural gas liquids.

Bcfe. Billion cubic feet of natural gas equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

Biogenic gas. Natural gas formed at low temperatures by anaerobic bacterial decomposition of organic matter.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion. The installation of permanent equipment for the production of oil or gas.

Conventional resources or reserves. Natural gas or oil resources or reserves that are generally trapped by hydrodynamic processes and commonly contain discrete, measurable accumulations of hydrocarbons.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells that are capable of production.

Developmental well. A well drilled within the proved boundaries of an oil or gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Dry hole costs. Costs incurred in drilling a well, assuming a well is not successful, including plugging and abandonment costs.

Exploitation. Ordinarily considered to be a form of development within a known reservoir.

Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Farmout. An agreement whereby the owner of a leasehold or working interest agrees to assign an interest in certain specific acreage to the assignees, retaining an interest such as an overriding royalty interest, an oil and gas payment, offset acreage or other type of interest, subject to the drilling of one or more specific wells or other performance as a condition of the assignment.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finding and development costs. Capital costs incurred in the acquisition, exploration, development, exploitation and revisions of proved oil and gas reserves divided by proved reserve additions.

Fracing or Fracture stimulation technology. The technique of improving a well’s production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or gases may more easily flow through the formation.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Lease operating expenses. The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but excluding lease acquisition or drilling or completion expenses.

MBbls. Thousand barrels of oil or other liquid hydrocarbons.

Mcf. Thousand cubic feet of natural gas.

Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

MMBbls. Million barrels of oil or other liquid hydrocarbons.

MMBoe. Million barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

MMBtu. Million British thermal units.

MMcf. Million cubic feet of gas.

MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or wells, as the case may be.

NYMEX. New York Mercantile Exchange.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves or “PUDs.” Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

PV-10 or present value of estimated future net revenues. An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Recompletion. The addition of production from another interval or formation in an existing wellbore.

Reserve life index. This index is calculated by dividing year-end reserves by our annualized December 2006 average net daily production to estimate the number of years of remaining production.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Spacing. The distance between wells producing from the same reservoir. Spacing is expressed in terms of acres, e.g., 40-acre spacing, and is established by regulatory agencies.

Standardized Measure. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the period end date) without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization and discounted using an annual discount rate of 10%. Standardized measure does not give effect to derivative transactions.

Tcfe. Trillion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

Thermogenic gas. Natural gas formed by thermal cracking of sedimentary organic matter into hydrocarbon liquids and gas, and thermal cracking of oil at high temperatures into gas and pyrobitumen.

Tight gas sands. A formation with low permeability that produces natural gas with low flow rates for long periods of time.

Unconventional resources or reserves. Natural gas or oil resources or reserves from (i) low-permeability sandstone and shale formations, such as tight gas and gas shales, respectively, and (ii) coalbed methane.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Wellbore. The hole drilled by the bit that is equipped for gas and oil production on a completed well. Also called well or borehole.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

Workover. Operations on a producing well to restore or increase production.

/d. “Per day” when used with volumetric units or dollars.

Index to financial statements of Approach Resources Inc. and affiliated entities

Page

Approach Resources Inc. and Affiliated Entities Combined Financial Statements:
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2005 and 2006	F-3
Combined Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-4
Combined Statement of Changes in Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006	F-5
Combined Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6
Notes to Combined Financial Statements	F-7
Unaudited Financial Statements
Combined Balance Sheet as of March 31, 2007 (unaudited)	F-24
Unaudited Combined Statements of Operations for the three months ended March 31, 2006 and 2007	F-25
Combined Statement of Changes in Stockholders’ Equity for the three months ended March 31, 2007 (unaudited)	F-26
Unaudited Combined Statements of Cash Flows for the three months ended March 31, 2006 and 2007	F-27
Notes to Unaudited Combined Financial Statements	F-28
Historical Summaries of Revenues and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc.
Report of Independent Registered Public Accounting Firm	F-32
Statements of Revenue and Direct Operating Expenses of properties to be acquired by Approach Resources Inc. for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)
F-33
Notes to Historical Summaries of Revenue and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc. for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)
F-34

Report of independent registered public accounting firm

To the Board of Directors
Approach Resources Inc.
Fort Worth, Texas

We have audited the accompanying combined balance sheets of Approach Resources Inc. and affiliated entities (the “Company”) as of December 31, 2005 and 2006, and the related combined statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Approach Resources Inc. and affiliated entities as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Hein & Associates LLP
Dallas, Texas
May 7, 2007

Approach Resources Inc. and affiliated entities
Combined balance sheets

	December 31,
	2005	2006

ASSETS
CURRENT ASSETS:
Cash	$3,219,463	$4,911,241
Accounts receivable:
Joint interest owners	8,826,035	4,812,439
Oil and gas sales	6,833,717	3,457,948
Unrealized gain on commodity derivatives	—	4,504,996
Prepaid expenses and other current assets	644,740	424,081

Total current assets	19,523,955	18,110,705
PROPERTIES AND EQUIPMENT:
Oil and gas properties, at cost, using the successful efforts method of accounting	97,810,212	155,627,580
Furniture, fixtures and equipment	232,648	255,451

	98,042,860	155,883,031
Less accumulated depreciation, depletion and amortization	(9,239,953)	(23,771,187)

Net properties and equipment	88,802,907	132,111,844
OTHER ASSETS	88,995	86,169

Total assets	$108,415,857	$150,308,718

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$20,529,911	$7,513,219
Oil and gas payables	6,644,579	4,940,415
Accrued liabilities	1,408,196	2,967,780
Unrealized loss on commodity derivatives	4,163,098	—

Total current liabilities	32,745,784	15,421,414
NON-CURRENT LIABILITIES:
Long-term debt	29,425,000	47,619,000
Deferred income taxes	6,447,916	17,549,107
Asset retirement obligations	107,230	147,644

Total liabilities	68,725,930	80,737,165
COMMITMENTS AND CONTINGENCIES (Notes 8 and 9)
STOCKHOLDERS’ EQUITY (Note 4):
Preferred stock	—	—
Common stock	30,000	30,654
Additional paid-in capital	34,501,930	43,067,000
Retained earnings	9,456,318	30,658,223
Loans to stockholders	(4,298,321)	(4,184,324)

Total stockholders’ equity	39,689,927	69,571,553

Total liabilities and stockholders’ equity	$108,415,857	$150,308,718

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Combined statements of operations

	For the years ended December 31,
	2004	2005	2006

REVENUES:
Oil and gas sales	$5,682,280	$40,339,438	$52,893,853
Overhead and services income	130,309	408,016	514,209

Total revenues	5,812,589	40,747,454	53,408,062
EXPENSES:
Lease operating expense	179,298	2,909,639	3,888,854
Severance and production taxes	406,364	1,975,105	1,735,839
Exploration	2,396,370	733,548	1,640,340
Impairment of non-producing properties	—	—	558,446
General and administrative	2,073,675	3,066,807	2,929,755
Accretion of discount on asset retirement obligations	582	4,974	10,299
Depletion, depreciation and amortization	1,223,340	8,006,054	14,540,570

Total expenses	6,279,629	16,696,127	25,304,103

OPERATING INCOME (LOSS)	(467,040)	24,051,327	28,103,959
OTHER:
Interest income (expense), net	200,870	(802,065)	(3,813,589)
Change in fair value of commodity derivatives	—	(4,163,098)	8,668,094

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(266,170)	19,086,164	32,958,464
PROVISION FOR INCOME TAXES	—	7,027,916	11,756,559

NET INCOME (LOSS)	$(266,170)	$12,058,248	$21,201,905

EARNINGS (LOSS) PER SHARE:
Basic	$(0.14)	$4.03	$7.04

Diluted	$(0.14)	$4.03	$6.84

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	1,928,225	2,988,986	3,012,414

Diluted	1,928,225	2,988,986	3,101,180

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Combined statements of changes in stockholders’ equity
for the years ended December 31, 2004, 2005 and 2006

					Loans to
				Retained	stockholders
			Additional	earnings	including
	Common stock		paid-in	(accumulated	accrued
	Shares	Amount	capital	deficit)	interest	Total

BALANCE, January 1, 2004	560,000	$5,600	$5,646,429	$(2,335,760)	$(444,302)	$2,871,967
Issuance of Approach Resources Inc. common stock for cash	2,390,000	23,900	23,865,242	—	(3,495,000)	20,394,142
Issuance of Approach Oil & Gas Inc. common stock for cash	20,000	200	1,999,800	—	—	2,000,000
Accrual of interest on loans to stockholders	—	—	—	—	(124,119)	(124,119)
Net loss	—	—	—	(266,170)	—	(266,170)

BALANCE, December 31, 2004	2,970,000	29,700	31,511,471	(2,601,930)	(4,063,421)	24,875,820
Issuance of Approach Oil & Gas Inc. common stock for cash	30,000	300	2,990,459	—	—	2,990,759
Accrual of interest on loans to stockholders	—	—	—	—	(234,900)	(234,900)
Net income	—	—	—	12,058,248	—	12,058,248

BALANCE, December 31, 2005	3,000,000	30,000	34,501,930	9,456,318	(4,298,321)	39,689,927
Purchase and cancellation of Approach Resources Inc. common stock	(34,615)	(346)	(1,330,616)	—	333,499	(997,463)
Issuance of Approach Oil & Gas Inc. common stock for cash	65,000	650	6,497,685	—	—	6,498,335
Issuance of Approach Oil & Gas Inc. common stock for conversion of stockholder note	35,000	350	3,499,650	—	—	3,500,000
Stock option cancellation payment	—	—	(273,547)	—	—	(273,547)
Stock-based compensation expense	—	—	33,612	—	—	33,612
Accrual of interest on loans to stockholders, net of related income tax	—	—	138,286	—	(219,502)	(81,216)
Net income	—	—	—	21,201,905	—	21,201,905

BALANCE, December 31, 2006	3,065,385	$30,654	$43,067,000	$30,658,223	$(4,184,324)	$69,571,553

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Combined statements of cash flows

	For the years ended December 31,
	2004	2005	2006

OPERATING ACTIVITIES:
Net income (loss)	$(266,170)	$12,058,248	$21,201,905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion, depreciation and amortization	1,223,340	8,006,054	14,540,570
Amortization of loan origination fees	833	47,123	72,335
Accretion of discount on asset retirement obligations	582	4,974	10,299
Change in fair value of commodity derivatives	—	4,163,098	(8,668,094)
Impairment of non producing leasehold costs	—	—	558,446
Exploration expense	—	902,336	1,419,375
Stock-based compensation expense	—	—	33,612
Deferred income taxes	—	6,447,916	11,101,191
Interest earned on loans to stockholders	(124,119)	(234,900)	—
Changes in operating assets and liabilities:
Accounts receivable	(5,881,208)	(9,778,543)	7,389,365
Prepaid expenses and other current assets	(166,444)	(67,896)	220,659
Accounts payable	8,314,994	12,128,687	(13,016,692)
Oil and gas payables	1,375,519	5,269,060	(1,704,164)
Accrued liabilities	50,160	1,358,036	951,067

Cash provided by operating activities	4,527,487	40,304,193	34,109,874
INVESTING ACTIVITIES:
Advances under note receivable	(1,587,820)	(4,151,773)	—
Payments received under note receivable	41,760	5,697,833	—
Additions to oil and gas properties	(25,165,644)	(73,445,231)	(59,156,557)
Additions to other property and equipment, net	(147,516)	(39,950)	(32,139)

Cash used in investing activities	(26,859,220)	(71,939,121)	(59,188,696)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock	22,394,142	2,990,759	6,498,335
Borrowings under credit facility, net	100,000	29,325,000	18,194,000
Purchase of common stock	—	—	(997,463)
Borrowing from stockholder	—	—	3,500,000
Stock option cancellation payment	—	—	(273,547)
Income taxes on interest income from loans to stockholders	—	—	(81,216)
Loan origination fees	(20,000)	(116,951)	(69,509)

Cash provided by financing activities	22,474,142	32,198,808	26,770,600

CHANGE IN CASH AND CASH EQUIVALENTS	142,409	563,880	1,691,778
CASH AND CASH EQUIVALENTS, beginning of year	2,513,174	2,655,583	3,219,463

CASH AND CASH EQUIVALENTS, end of year	$2,655,583	$3,219,463	$4,911,241

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,935	$600,070	$3,268,593

Cash paid for income taxes	$—	$—	$2,148

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTION:
Conversion of stockholder note into common stock	$—	$—	$3,500,000

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements

1.	Summary of significant accounting policies

Organization and nature of operations

Approach Resources Inc. (“ARI”) is a Delaware corporation formed September 13, 2002. ARI has three wholly owned subsidiaries. In November 2004, Approach Oil & Gas Inc. (“AOG”) and three wholly owned subsidiaries were formed and acquired leasehold positions in Kentucky and New Mexico. Collectively, ARI and AOG and their respective subsidiaries are referred to as “we,” “our,” “Approach” or “the Company.” We are engaged in the acquisition, development and operation of oil and gas properties located in Texas, Kentucky and New Mexico. Our plans are to explore for or acquire and develop oil and gas properties primarily in the United States.

Basis of combination and presentation

The accompanying combined financial statements include the accounts of ARI and its subsidiaries and AOG and its subsidiaries. These entities are related due to their common ownership. All significant intercompany transactions and balances have been eliminated.

The combination of ARI and AOG is to occur simultaneously with the closing of an initial public offering with Approach Resources Inc. as the surviving entity.

Cash and cash equivalents

We consider all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Financial instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities and long-term debt approximate fair value, as of December 31, 2005 and 2006.

Oil and gas properties

We follow the successful efforts method of accounting for our oil and gas producing activities. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling all development wells and successful exploratory wells are capitalized. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment. No such impairment was recorded during either year ended December 31, 2004 or 2005. An impairment of $558,446 was recorded in 2006 for unproved properties. The Company had unproved properties amounting to $1,787,422 and $5,597,411 as of December 31, 2005 and 2006, respectively.

Capitalized amounts attributable to proved oil and gas properties are depleted by the unit-of-production method based on proved reserves. Depreciation and depletion expense for oil and

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

gas producing property and related equipment was $1,193,562, $7,951,256 and $14,476,643 for the years ended December 31, 2004, 2005 and 2006, respectively.

Capitalized costs are evaluated for impairment based on an analysis of undiscounted future net cash flows in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If impairment is indicated, the asset is written down to its estimated fair value based on expected discounted future net cash flows. No impairment was recorded during the years ended December 31, 2004, 2005 or 2006.

Revenue and accounts receivable

We recognize revenue for our production when the quantities are delivered to or collected by the respective purchaser. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.

Accounts receivable, joint interest owners, consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date. Accounts receivable, oil and gas sales, consist of uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 to 60 days of production. No interest is charged on past-due balances. Payments made on all accounts receivable are applied to the earliest unpaid items. We review receivables periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. No such allowance was considered necessary at December 31, 2005 or 2006.

Concentrations of credit risk

For the years ended December 31, 2004, 2005 and 2006, we sold substantially all of our oil and gas produced to four purchasers. We do not believe that the loss of any one of these purchasers would have a material adverse effect on our results of operations or cash flows because we believe we could readily locate other purchasers.

Other property

Furniture, fixtures and equipment are carried at cost. Depreciation of furniture, fixtures and equipment is provided using the straight-line method over estimated useful lives ranging from three to ten years. Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition. Depreciation expense for other property and equipment was $29,778, $54,798 and $63,927 for the years ended December 31, 2004, 2005 and 2006, respectively.

Note receivable

In conjunction with a farmout agreement, a full recourse revolving promissory note was entered into for the benefit of a working interest owner to fund its costs incurred drilling wells under the farmout agreement. Effective December 31, 2005, we purchased the working interest for $10,500,000 by the retirement of the note receivable and accrued interest of approximately

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

$3,500,000 and the payment of approximately $7,000,000 in January 2006. The note provided for interest at 6 percent and was collateralized by the working interest in the wells drilled under the farmout agreement.

Income taxes

We follow the provisions of Financial Account Standard No. 109, Accounting for Income Taxes (“FAS 109”). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rate in effect for the year in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the year of the enacted tax rate change.

Derivative activity

All derivative instruments are recorded on the balance sheet at fair value. Changes in the derivative’s fair value are currently recognized in the statement of operations unless specific hedge accounting criteria are met. For qualifying cash flow hedges, the gain or loss on the derivative is deferred in accumulated other comprehensive income (loss) to the extent the hedge is effective. The ineffective portion of the hedge is recognized immediately in the statement of operations. Gains and losses on hedging instruments included in cumulative other comprehensive income (loss) are reclassified to oil and natural gas sales revenue in the period that the related production is delivered. Derivative contracts that do not qualify for hedge accounting treatment are recorded as derivative assets and liabilities at fair value in the balance sheet, and the associated unrealized gains and losses are recorded as current income or expense in the statement of operations.

Historically, we have not designated our derivative instruments as cash-flow hedges. We record our open derivative instruments at fair value on our combined balance sheets as either unrealized gains or losses on commodity derivatives. We record changes in such fair value in earnings on our combined statements of operations under the caption entitled “change in fair value of commodity derivatives.”

Although we have not designated our derivative instruments as cash-flow hedges, we use those instruments to reduce our exposure to fluctuations in commodity prices related to our natural gas and oil production. Accordingly, we record realized gains and losses under those instruments in natural gas and oil sales revenues on our combined statements of operations. For the years ended December 31, 2005 and 2006, we recognized an unrealized loss of $4,163,098 and an unrealized gain of $8,668,094 from changes in the fair values of commodity derivatives, respectively. See Note 7 for further discussion of our derivative activity.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

Comprehensive income (loss)

We had no elements of comprehensive income other than net income (loss) during the years ended December 31, 2004, 2005 or 2006.

Use of estimates and certain significant estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant assumptions are required in the valuation of proved oil and gas reserves, which as described above may affect the amount at which oil and gas properties are recorded. The estimate of asset retirement obligations also utilizes significant assumptions. It is at least reasonably possible these estimates could be revised in the near term and these revisions could be material.

Stock-based compensation

Prior to January 1, 2006, we accounted for stock option awards granted under our 2003 Stock Option Plan in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Share-based employee compensation expense was not recognized in the Company’s combined statements of operations prior to January 1, 2006, as all stock option awards granted had an exercise price equal to or greater than the estimated fair market value of the common stock on the date of the grant. As permitted by SFAS No. 123, we reported pro-forma disclosures presenting results and earnings (loss) per share as if we had used the fair value recognition provisions of SFAS No. 123 in the Notes to Combined Financial Statements. Share-based compensation related to non-employees and modifications of options granted were accounted for based on the fair value of the related stock or options in accordance with SFAS No. 123 and its interpretations.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. We adopted SFAS No. 123(R) using the modified prospective transition method. In accordance with the modified prospective application provisions of SFAS No. 123(R), compensation cost for the portion of awards that were outstanding as of January 1, 2006, for which the requisite service was not rendered, are recognized as the requisite service is rendered, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Additionally, compensation costs for awards granted after January 1, 2006 are recognized over the requisite service period based on the grant-date fair value. In accordance with the modified prospective transition method, our combined financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123(R). In connection with the adoption of SFAS 123(R) on January 1, 2006, we recorded compensation expense of $33,612 for options vesting during 2006.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

Asset retirement obligation

Our asset retirement obligations relate to future plugging and abandonment expenses on oil and gas properties. The following table shows the changes in the balance of the ARO during the years ended December 31, 2006 and 2005:

	2005	2006

Asset retirement obligation, January 1	$99,312	$107,230
Changes in assumptions	(63,375)	(13,612)
Liabilities incurred during the year	66,319	43,727
Liabilities settled during the year	—	—
Accretion expense	4,974	10,299

Asset retirement obligation, December 31	$107,230	$147,644

Based on the expected timing of payments, the full asset retirement obligation is classified as non-current.

Earnings (loss) per common share

In accordance with SFAS No. 128, Earnings Per Share, we report basic earnings (loss) per common share, which excludes the effect of potentially dilutive securities, and diluted earnings (loss) per common share, which includes the effect of all potentially dilutive securities unless their impact is anti-dilutive. Stock options were the only dilutive securities outstanding during the years ended December 31, 2004, 2005 and 2006. During the years ended December 31, 2004 and 2005, the effects of options to acquire 125,000 common shares were excluded from diluted weighted average shares outstanding because their effects would have been anti-dilutive. The following is a reconciliation of basic and diluted weighted average shares outstanding for the year ended December 31, 2006:

Weighted average shares outstanding, basic	3,012,414
Dilutive effect of stock options	88,766

Weighted average shares outstanding, diluted	3,101,180

New accounting pronouncements

In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), was issued. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It applies whenever other standards require or permit assets or liabilities to be measured at fair value, but it does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The effect of adopting SFAS 157 has not been determined, but it is not expected to have a significant effect on our reported financial position or earnings.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

In February 2007, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115 (“SFAS 159”), was issued. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are to be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The effect of adopting SFAS 159 has not been determined, but it is not expected to have a significant effect on reported financial position or earnings.

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), was issued. FIN 48 clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Financial statement recognition of the tax position is dependent on an assessment of a 50% or greater likelihood that the tax position will be sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 must be adopted as of the beginning of fiscal years beginning after December 15, 2006, with the cumulative effect reported as an adjustment to retained earnings at the adoption date. The effect of adoption of FIN 48 has not been determined, but is not expected to have a significant effect on our reported financial position or earnings.

In September 2006, the SEC staff issued Staff Accounting Bulletin Topic 1N, Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be evaluated when determining the materiality of misstatements in current year financial statements. SAB 108 requires materiality to be determined by considering the effect of prior year misstatements on both the current year balance sheet and statement of operations, with consideration of their carryover and reversing effects. SAB 108 also addresses how to correct material misstatements. The provisions of SAB 108 are effective for financial statements issued for fiscal years ending after November 15, 2006. SAB 108 did not have any effect on our reported financial position or earnings.

2.  Loans to stockholders and stockholder notes payable

During each of the years ended December 31, 2003 and 2004, in exchange for cash and notes receivable from employees and entities owned by or affiliated with management, we issued 450,000 shares of common stock. In January 2007, the remaining notes and accrued interest were repaid in exchange for 84,550 shares of common stock held by management. The notes provided for interest at 6 percent and were payable upon the earlier of December 31, 2008, the registration of the underlying common stock, or upon a merger with another entity or upon a divestiture of our assets. The notes were collateralized by the underlying common stock purchased and are reported in the accompanying balance sheet as loans to stockholders including accrued interest, reducing stockholders’ equity. Interest earned is reported net of related tax income as a component of additional paid-in capital in the accompanying statement

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

of changes in stockholders’ equity. The following is a summary of the balance of principal and interest outstanding under the notes receivable at December 31:

	2005	2006

Principal	$3,915,000	$3,613,850
Accrued interest	383,321	570,474

Total	$4,298,321	$4,184,324

In 2006, AOG borrowed $3,500,000 from a stockholder to fund the acquisition of leaseholds in Kentucky. The terms of the borrowing provided for interest at 6 percent and was due on demand. The borrowing was settled through the issuance of 35,000 shares of AOG common stock.

3.  Line of credit

We have a revolving loan agreement with Frost Bank (the “Agreement”), which provides a borrowing base determined by the bank based on oil and gas reserve values. As of December 31, 2006, the borrowing base was $60,000,000. Borrowings outstanding under the Agreement at December 31, 2005 and 2006 were $29,425,000 and $47,619,000, respectively. In February 2007, the line of credit was raised to $100,000,000 and the borrowing base was increased to $75,000,000. The borrowings bear interest based on the bank’s prime rate or the LIBOR. The interest rate applicable to our outstanding borrowings was approximately 8.25 percent as of December 31, 2006. Principal payments are not required until January 31, 2008, the final maturity date of the Agreement, at which time any outstanding loan balances shall be due and payable in full. In addition, the Agreement requires payment of a quarterly fee equal to three-eights of one percent (0.375%) of the unused portion of the borrowing base. The borrowings are collateralized by substantially all of our oil and gas properties. The Agreement contains various covenants, the most restrictive of which requires us to maintain a modified current ratio of at least one. We were in compliance with the covenants at December 31, 2006.

We also have outstanding unused letters of credit under the Agreement totaling $300,000, which reduce amounts available for borrowing under the Agreement.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

4.	Stockholders’ equity

Stockholders’ equity on our combined balance sheets as of December 31, 2005 and 2006 includes the equity accounts of ARI and AOG. Details of authorized and outstanding shares and their related par values are as follows:

	Approach	Approach
	Resources Inc.	Oil & Gas Inc.	Combined

PREFERRED STOCK:
Par value, per share	$0.01	$0.01	$0.01
Shares authorized	1,000,000	100,000	1,100,000
Shares issued and outstanding at:
December 31, 2005	—	—	—
December 31, 2006	—	—	—
COMMON STOCK:
Par value, per share	$0.01	$0.01	$0.01
Shares authorized	4,000,000	1,000,000	5,000,000
Shares issued and outstanding at:
December 31, 2005	2,950,000	50,000	3,000,000
December 31, 2006	2,915,385	150,000	3,065,385

5.  Stock options

In January 2003, our stockholders approved the 2003 Stock Option Plan (“the Plan”). Under the Plan, we may grant options to selected employees and directors for up to 150,000 shares of common stock at a price not less than the fair market value at the date of the grant, as determined by the Board of Directors. The options granted under the Plan generally have a term of ten years and vest over a three year period.

As discussed in Note 1, Significant Accounting Policies—Shared-Based Compensation, effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Share-based compensation expense resulting from the adoption of SFAS No. 123(R) amounted to $33,612 for the year ended December 31, 2006. Such amount represents the estimated fair value of options for which the requisite service period elapsed during 2006. There was no tax benefit recognized in relation to this change.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

The following table summarizes stock options outstanding and activity as of and for the year ended December 31, 2006:

			Weighted
			average
		Weighted	remaining
		average	contractual
		exercise	term
	Shares	price	(in years)

Outstanding at January 1, 2006	125,000	$10.00
Granted	—	$—
Canceled	(9,615)	$10.00
Exercised	—	$—

Outstanding at December 31, 2006	115,385	$10.00	7.63

Exercisable (fully vested) at December 31, 2006	115,385	$10.00	7.63

There have been no exercises of options through December 31, 2006. Additionally, the Plan is a qualified plan under the Internal Revenue Code. Accordingly, we do not anticipate realizing any tax deductions related to the exercise of stock options. Upon exercise, we expect to issue the full amount of shares exercisable per the term of the options from new shares. We have no plans to repurchase those shares in the future.

Total unrecognized share-based compensation expense from unvested stock options as of December 31, 2006 was zero since all options are fully vested at December 31, 2006.

During the year ended December 31, 2006, we paid $273,547 in cash to cancel the vested options held by an employee who voluntarily resigned. Such amount has been recorded as a reduction to additional paid in capital as the payment did not exceed the estimated fair value of the options at the time of the cancellation.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

6.  Income taxes

Our provision for income taxes comprised the following during the years ended December 31:

	2004	2005	2006

Current:
Federal	$—	$509,402	$549,864
State	—	70,598	105,504

Total current	—	580,000	655,368
Deferred:
Federal	—	5,663,074	11,242,568
State	—	784,842	(141,377)

Total deferred	—	6,447,916	11,101,191

Provision for income taxes	$—	$7,027,916	$11,756,559

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income for the years ended December 31, 2006, 2005 and 2004 as follows:

	2004	2005	2006

Statutory tax (benefit) at 34%	$(90,498)	$6,489,796	$11,205,149
State taxes (benefit), net of federal impact	(7,905)	568,635	989,337
Changes in enacted rates	—	—	(1,076,794)
Other differences	(25,597)	(249,515)	(173,133)
Change in valuation allowance	124,000	219,000	812,000

	$—	$7,027,916	$11,756,559

In May 2006, the State of Texas enacted a margin tax which will require us to pay a tax of 1.0% on our “taxable margin,” as defined in the law, based on our operating results beginning January 1, 2007. The margin to which the tax rate will be applied generally will be calculated as our gross revenues for federal income tax purposes less the cost of goods sold, as defined for Texas margin tax purposes. Cost of goods sold includes the following expenses that are related to our production of goods: our lease operating expenses, production taxes, depletion and depreciation expense, and labor costs. Most of our operations are within the State of Texas. Under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, we are required to record the effects on deferred taxes for a change in tax rates or tax law in the period which includes the enactment date. Previously, our results of operations were subject to the franchise tax in Texas at a rate of 4.5%, before consideration of federal benefits of those state taxes. Temporary differences between book and tax income related to our oil and gas properties will affect our computation of the Texas margin tax, and we have

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

reduced our deferred tax liabilities by approximately $1,076,000 as of December 31, 2006 as the result of this change.

Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and tax bases of assets and liabilities. Our net deferred tax assets and liabilities are recorded as a long-term liability of $6,447,916 and $17,549,107 at December 31, 2005 and 2006, respectively. Significant components of net deferred tax assets and liabilities are:

	December 31,
	2005	2006

Deferred tax assets:
Difference in depreciation and capitalization methods—furniture, fixtures and equipment	$33,300	$28,017
Net operating loss carryforwards	941,000	1,805,000
Unrealized loss on commodity derivatives	1,457,084	—
Other	23,000	—

Total deferred tax assets	2,454,384	1,833,017
Less: valuation allowance	(783,000)	(1,595,000)

Net deferred tax assets	1,671,384	238,017
Deferred tax liability:
Difference in depreciation, depletion and capitalization methods—oil and gas properties	(8,119,300)	(16,225,692)
Unrealized gain on commodity derivatives	—	(1,561,432)

Total deferred tax liabilities	(8,119,300)	(17,787,124)

Net deferred tax (liability)	$(6,447,916)	$(17,549,107)

At December 31, 2005 and 2006, AOG provided a valuation allowance related to its deferred tax assets resulting primarily from net operating loss carryforwards of $783,000 and $1,595,000, respectively, based upon management’s inability to assess the amount to be realized until completion of the merger with ARI.

Net operating loss carryforwards for tax purposes have the following expiration dates:

Expiration dates	Amounts

2024	$1,523,000
2025	1,082,000
2026	2,603,000

$5,208,000

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

7.  Derivatives

In 2005, we entered into three natural gas swap agreements. The first two swaps were for 170,000 MMBtu per month and expired in September 2005. The other swap was for an average of 282,000 MMBtu per month through December 2006. In January 2006, we entered into a natural gas swap for approximately 257,000 MMBtu per month that expired in December 2006. In June 2006, we entered into a natural gas swap for 100,000 MMBtu per month for the fourth quarter of 2006 and an average of 250,000 MMBtu per month for 2007. Our oil and gas sales revenues include realized losses of $2,924,351 and realized gains of $6,221,927 from the swaps for the years ended December 31, 2005 and 2006, respectively. The estimated unrealized gain or loss from the swaps amounted to a loss of $4,163,098 and a gain of $4,504,996 at December 31, 2005 and 2006, respectively. Changes in unrealized gains and losses are reflected in other income (expense) on our statements of operations. The net unrealized gain and loss is reflected as a current asset and liability, respectively, based on the associated production months. The fair value of commodity derivatives were estimated based on the present value of the difference in exchange-quoted forward price curves and contractual settlement prices multiplied by notional quantities.

We are exposed to credit loss in the event of nonperformance by the counterparty on our oil and gas swaps. However, we do not anticipate nonperformance by the counterparty over the term of the swaps.

8.  Environmental issues

We are engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In connection with our acquisition of existing or previously drilled well bores, we may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, we would be responsible for curing such a violation. No claim has been made, nor are we aware of any liability that exists, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

9.  Commitments and contingencies

We have employment agreements with our officers and selected other employees. These agreements are automatically renewed for successive terms of one year unless employment is terminated at the end of the term by written notice given to the employee not less than 60 days prior to the end of such term. Our maximum commitment under the employment agreements, which would apply if the employees covered by these agreements were all terminated without cause, is approximately $1,400,000 at December 31, 2006.

We lease our office space in Fort Worth, Texas under a non-cancelable agreement that expires on May 31, 2009. We also have non-cancelable operating lease commitments related to office

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

equipment that expire in 2009 and 2011. The following is a schedule by years of future minimum rental payments required under our operating lease arrangements as of December 31, 2006:

2007	$125,824
2008	127,481
2009	56,385
Remainder	4,632

Total	$314,322

Rent expense under our lease arrangements amounted to $132,247, $129,657, and $136,532 for the years ended December 31, 2004, 2005 and 2006, respectively.

In April 2007, we signed a five-year lease for approximately 13,000 square feet of office space in Fort Worth, Texas. That lease calls for minimum monthly rent payments of approximately $20,000 from August 2007 through October 2012.

Litigation

We are involved in various claims and legal actions arising in the normal course of business. In our opinion, the resolution of these matters is not expected to have a material adverse effect on our financial position or results of operations.

10.  Oil and gas producing activities

Set forth below is certain information regarding the costs incurred for oil and gas property acquisition, development and exploration activities (in thousands):

	For the years ended December 31,
	2004	2005	2006

Property acquisition costs:
Unproved properties	$552	$369	$4,071
Proved properties	—	11,592	356
Exploration costs	2,396	2,249	1,640
Development costs	24,863	60,087	55,203

Total costs incurred	$27,811	$74,297	$61,270

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

Set forth below is certain information regarding the results of operations for oil and gas producing activities (in thousands):

	For the years ended December 31,
	2004	2005	2006

Revenues	$5,813	$40,747	$53,408
Production costs	(586)	(4,885)	(5,624)
Exploration expenses	(2,396)	(734)	(1,640)
Depletion	(1,223)	(8,006)	(14,541)
Income tax expenses	(1,157)	(10,169)	(12,221)

Results of operations	$451	$16,953	$19,382

11.  Disclosures about oil and gas producing activities (unaudited):

The estimates of proved reserves and related valuations for the years ended December 31, 2004, 2005 and 2006 were based upon the reports prepared by Cawley, Gillespie & Associates, Inc., independent petroleum engineers (for 2004 and 2005), and by DeGolyer and MacNaughton, Inc., independent petroleum engineers (for 2006). Each year’s estimate of proved reserves and related valuations was prepared in accordance with the provisions of Statement of Financial Accounting Standards No. 69 (“SFAS No. 69”), Disclosures about Oil and Gas Producing Activities. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

All of our oil and natural gas reserves are attributable to properties within the United States. A summary of Approach’s changes in quantities of proved oil and natural gas reserves for the years ended December 31, 2004, 2005 and 2006, are as follows:

	Natural gas	Oil

	(MMcf)	(MBbl)

Balance—January 1, 2004	—	—
Extensions and discoveries	58,555	361
Sales of minerals in place	—	—
Purchases of minerals in place	—	—
Production	(858)	(8)
Revisions to previous estimates	—	—

Balance—December 31, 2004	57,697	353
Extensions and discoveries	2,755	26
Sales of minerals in place	—	—
Purchases of minerals in place	6,400	68
Production	(4,666)	(58)
Revisions to previous estimates	40,219	697

Balance—December 31, 2005	102,405	1,086
Extensions and discoveries	15,655	339
Sales of minerals in place	—	—
Purchases of minerals in place	—	—
Production	(6,282)	(77)
Revisions to previous estimates	(13,121)	(226)

Balance—December 31, 2006	98,657	1,122

Proved developed reserves:
December 31, 2004	16,986	102

December 31, 2005	47,078	454

December 31, 2006	51,004	496

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with the provisions of SFAS No. 69. Future cash inflows were computed by applying prices at year end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

reserves at year end, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved.

Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value of Approach’s oil and natural gas properties.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows (in thousands):

	2004	2005	2006

Future cash flows	$414,417	$1,003,363	$709,184
Future production costs	(81,441)	(193,171)	(198,023)
Future development costs	(53,115)	(101,152)	(108,451)
Future income tax expense	(94,316)	(238,013)	(109,784)

Future net cash flows	185,545	471,027	292,926
10% annual discount for estimated timing of cash flows	(125,267)	(324,588)	(215,049)

Standardized measure of discounted future net cash flows	$60,278	$146,439	$77,877

Future cash flows as shown above were reported without consideration for the effects of hedging transactions outstanding at each period end. The effect of hedging transactions on the future cash flows for the years ended December 31, 2004, 2005, and 2006 was immaterial.

Approach Resources Inc. and affiliated entities
Notes to combined financial statements—(continued)

The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows (in thousands):

	2004	2005	2006

Balance, beginning of period	$—	$60,278	$146,439
Net change in sales and transfer prices and in production (lifting) costs related to future production	—	53,167	(106,246)
Changes in estimated future development costs	—	(87,109)	(43,229)
Sales and transfers of oil and gas produced during the period	(5,503)	(38,379)	(40,852)
Net change due to extensions, discoveries and improved recovery	65,781	7,613	28,418
Net change due to purchase of minerals in place	—	17,804	—
Net change due to revisions in quantity estimates	—	116,125	(22,112)
Previously estimated development costs incurred during the period	—	53,116	52,108
Accretion of discount	—	16,686	15,546
Other	—	9,616	(4,498)
Net changes in income taxes	—	(62,478)	52,303

	$60,278	$146,439	$77,877

Average wellhead prices in effect at December 31, 2004, 2005 and 2006 inclusive of adjustments for quality and location used in determining future net revenues related to the standardized measure calculation are as follows:

	2004	2005	2006

Oil (per Bbl)	$41.33	$56.50	$58.05
Natural gas liquids (per Bbl)	$—	$—	$30.55
Gas (per Mcf)	$6.93	$9.20	$6.55

*************

Approach Resources Inc. and affiliated entities
Combined balance sheet

March 31, 2007

(unaudited)

ASSETS
CURRENT ASSETS:
Cash	$5,374,312
Accounts receivable:
Joint interest owners	2,463,016
Oil and gas sales	3,460,716
Unrealized gain on commodity derivatives	—
Prepaid expenses and other current assets	851,984

Total current assets	12,150,028
PROPERTIES AND EQUIPMENT:
Oil and gas properties, at cost, using the successful efforts method of accounting	164,725,412
Furniture, fixtures and equipment	256,144

164,981,556
Less accumulated depreciation, depletion and amortization	(26,859,117)

Net properties and equipment	138,122,439
OTHER ASSETS	119,313

Total assets	$150,391,780

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,064,424
Oil and gas payables	5,407,044
Accrued liabilities	970,819
Unrealized loss on commodity derivatives	121,312

Total current liabilities	11,563,599
NON-CURRENT LIABILITIES:
Long-term debt	52,169,000
Deferred income taxes	17,514,107
Asset retirement obligations	154,817

Total liabilities	81,401,523
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY:
Preferred stock	—
Common stock	30,021
Additional paid-in capital	38,883,309
Retained earnings	30,076,927
Loans to stockholders	—

Total stockholders’ equity	68,990,257

Total liabilities and stockholders’ equity	$150,391,780

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Combined statements of operations

	For the three months ended March 31,
	2006	2007

	(unaudited)	(unaudited)

REVENUES:
Oil and gas sales	$15,679,887	$11,546,458
Overhead and services income	121,945	133,496

Total revenues	15,801,832	11,679,954
EXPENSES:
Lease operating expense	972,741	979,581
Severance and production taxes	380,105	375,140
Exploration	196,345	623,040
General and administrative	750,272	1,645,552
Depletion, depreciation and amortization	3,280,592	3,090,726

Total expenses	5,580,055	6,714,039

OPERATING INCOME (LOSS)	10,221,777	4,965,915
OTHER:
Interest income (expense), net	(725,067)	(955,903)
Change in fair value of commodity derivatives	6,192,708	(4,626,308)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	15,689,418	(616,296)
PROVISION (BENEFIT) FOR INCOME TAXES	5,280,326	(35,000)

NET INCOME (LOSS)	$10,409,092	$(581,296)

EARNINGS (LOSS) PER SHARE:
Basic	$3.49	$(0.19)

Diluted	$3.39	$(0.19)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	2,985,000	2,987,411

Diluted	3,069,945	2,987,411

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Combined statement of changes in stockholders’ equity
for the three months ended March 31, 2007 (unaudited)

					Loans to
				Retained	stockholders
			Additional	earnings	including
	Common stock		paid-in	(accumulated	accrued
	Shares	Amount	capital	deficit)	interest	Total

BALANCE, January 1, 2007	3,065,385	$30,654	$43,067,000	$30,658,223	$(4,184,324)	$69,571,553
Retirement of loans to stockholders	(84,550)	(846)	(4,183,478)	—	4,184,324	—
Issuance of restricted stock	21,250	213	(213)	—	—	—
Net loss	—	—	—	(581,296)	—	(581,296)

BALANCE, March 31, 2007 (unaudited)	3,002,085	$30,021	$38,883,309	$30,076,927	$—	$68,990,257

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Unaudited combined statements of cash flows

	For the three months ended March 31,
	2006	2007

	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$10,409,092	$(581,296)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion, depreciation and amortization	3,280,592	3,087,930
Amortization of loan origination fees	12,763	23,830
Accretion of discount on asset retirement obligations	—	2,796
Change in fair value of commodity derivatives	(6,192,708)	4,626,308
Exploration expense	196,345	623,040
Deferred income taxes	5,006,746	(35,000)
Changes in operating assets and liabilities:
Accounts receivable	1,913,515	2,346,655
Prepaid expenses and other current assets	(239,321)	(427,903)
Accounts payable	945	(2,448,795)
Oil and gas payables	(1,003,810)	466,629
Accrued liabilities	(768,394)	(1,996,961)

Cash provided by operating activities	12,615,765	5,687,233
INVESTING ACTIVITIES:
Additions to oil and gas properties	(24,585,618)	(9,716,495)
Additions to other property and equipment, net	7,178	(693)

Cash used in investing activities	(24,578,440)	(9,717,188)
FINANCING ACTIVITIES:
Borrowings under credit facility, net	11,235,000	4,550,000
Purchase of common stock	(997,463)	—
Stock option cancellation payment	(273,547)	—
Income taxes on interest income from loans to stockholders	(20,771)	—
Loan origination fees	(25,000)	(56,974)

Cash provided by financing activities	9,918,219	4,493,026

CHANGE IN CASH AND CASH EQUIVALENTS	(2,044,456)	463,071
CASH AND CASH EQUIVALENTS, beginning of period	3,219,463	4,911,241

CASH AND CASH EQUIVALENTS, end of period	$1,175,007	$5,374,312

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$552,943	$1,273,057

Cash paid for income taxes	$450,000	$1,200,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTION:
Return of common shares in exchange for retirement of loans to stockholders	$—	$4,184,324

See accompanying notes to these combined financial statements.

Approach Resources Inc. and affiliated entities
Notes to unaudited combined financial statements

1.	Summary of significant accounting policies

Basis of presentation and use of estimates

The interim combined financial statements of Approach Resources Inc. are unaudited and contain all adjustments (consisting primarily of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for a full year or for previously reported periods due in part, but not limited to, the volatility in prices for crude oil and natural gas, future commodity prices for derivative hedging contracts, interest rates, estimates of reserves, drilling risks, geological risks, transportation restrictions, the timing of acquisitions, product demand, market competition, and interruptions of production. You should read these combined interim financial statements in conjunction with the audited combined financial statements and notes thereto included in this Prospectus beginning on page F-2.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Approach Resources Inc. (“ARI”) and its wholly-owned subsidiaries and Approach Oil & Gas Inc. (“AOG”) and its wholly-owned subsidiaries. Collectively, ARI and AOG are referred to as “we,” “our,” “Approach” or “the Company.” Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Earnings (loss) per common share

In accordance with SFAS No. 128, Earnings Per Share, we report basic earnings (loss) per common share, which excludes the effect of potentially dilutive securities, and diluted earnings (loss) per common share, which includes the effect of all potentially dilutive securities unless their impact is anti-dilutive. Stock options were the only dilutive securities outstanding during the three months ended March 31, 2007. During the three months ended March 31, 2007, the effects of 21,250 non-vested restricted shares granted on March 14, 2007 and options to acquire 115,385 common shares were excluded from diluted weighted average shares outstanding because their effects would have been anti-dilutive. The following is a reconciliation of basic and diluted weighted average shares outstanding for the three months ended March 31, 2006:

Weighted average shares outstanding, basic	2,985,000
Dilutive effect of stock options	84,945

Weighted average shares outstanding, diluted	3,069,945

Approach Resources Inc. and affiliated entities
Notes to unaudited combined financial statements—(continued)

2.	Loans to stockholders and stockholder notes payable

During each of the years ended December 31, 2003 and 2004, in exchange for cash and notes receivable from employees and entities owned by or affiliated with management, we issued 450,000 shares of common stock. The notes had an outstanding principal balance of $3,613,850 at December 31, 2006. In January 2007, the remaining notes and accrued interest of $570,474 were retired in exchange for 84,550 shares of common stock held by management. The notes provided for interest at 6 percent and were payable upon the earlier of December 31, 2008, the registration of the underlying common stock, or upon a merger with another entity or upon a divestiture of our assets. The notes were collateralized by the underlying common stock purchased.

3.	Line of credit

We have a revolving loan agreement with Frost Bank (the “Agreement”), which provides a borrowing base determined by the bank based on oil and gas reserve values. As of December 31, 2006, the borrowing base was $60,000,000. Borrowings outstanding under the Agreement at December 31, 2006 and March 31, 2007 were $47,619,000 and $52,169,000, respectively. In February 2007, the line of credit was raised to $100,000,000 and the borrowing base was increased to $75,000,000. In June 2007, the maturity date of the Agreement was extended to July 2010. The borrowings bear interest based on the bank’s prime rate or the LIBOR. The interest rate applicable to our outstanding borrowings was approximately 8.25% as of December 31, 2006 and 7.02% as of March 31, 2007. Principal payments are not required until the final maturity date of the agreement, at which time any outstanding loan balances shall be due and payable in full. In addition, the Agreement requires payment of a quarterly fee equal to three-eights of one percent (0.375%) of the unused portion of the borrowing base. The borrowings are collateralized by substantially all of our oil and gas properties. The Agreement contains various covenants, the most restrictive of which requires us to maintain a modified current ratio of at least one. We were in compliance with the covenants at December 31, 2006 and March 31, 2007.

We also have outstanding unused letters of credit under the Agreement totaling $400,000, which reduce amounts available for borrowing under the Agreement.

4.	Stock based compensation

Restricted stock grants

On March 14, 2007, we granted 21,250 restricted shares to an employee. Such shares had a grant-date fair value of $49.49 per share, and vest in three equal increments—one third on the earlier of the closing date of an initial public offering of Approach common stock, or February 21, 2008 (the “Initial Vesting Date”), and one-third on each of the two following anniversaries of the Initial Vesting Date. As of March 31, 2007, all of the restricted shares were unvested.

Approach Resources Inc. and affiliated entities
Notes to unaudited combined financial statements—(continued)

5.	Income taxes

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates and estimated state rates to pre-tax income for the three months ended March 31, 2006 and 2007 due primarily to adjustments to the valuation allowance applied to net operating loss carryovers of AOG. AOG provided a valuation allowance related to its deferred tax assets resulting primarily from net operating loss carryforwards based upon management’s inability to assess the amount to be realized until completion of the merger with ARI.

6.	Derivatives

In 2005, we entered into three natural gas swap agreements. The first two swaps were for 170,000 MMBtu per month and expired in September 2005. The other swap was for an average of 282,000 MMBtu per month through December 2006. In January 2006, we entered into a natural gas swap for approximately 257,000 MMBtu per month that expired in December 2006. In June 2006, we entered into a natural gas swap for 100,000 MMBtu per month for the fourth quarter of 2006 and an average of 250,000 MMBtu per month for 2007. In May 2007, we entered into a natural gas collar for 2008 based on the NYMEX floating price with a $7.50 floor and a $11.45 ceiling. In addition, we entered into a WAHA basis swap for 2008 for $0.69 per mcf. Both of these hedges were for an average volume of approximately 186,000 MMBtu per month. Our oil and gas sales revenues include realized gains of $1,424,277 and $2,155,140 from the swaps for the three months ended March 31, 2006 and 2007, respectively. The estimated unrealized gain or loss from the swaps amounted to a gain of $6,192,708 and a loss of $4,626,308 at March 31, 2006 and 2007, respectively. Changes in unrealized gains and losses are reflected in other income (expense) on our statements of operations. The net unrealized gain and loss is reflected as a current asset and liability, respectively, based on the associated production months. The fair value of commodity derivatives were estimated based on the present value of the difference in exchange-quoted forward price curves and contractual settlement prices multiplied by notional quantities.

We are exposed to credit loss in the event of nonperformance by the counterparty on our oil and gas swaps. However, we do not anticipate nonperformance by the counterparty over the term of the swaps.

7.	Commitments and contingencies

Employment agreements

We have employment agreements with our officers and selected other employees. These agreements are automatically renewed for successive terms of one year unless employment is terminated at the end of the term by written notice given to the employee not less than 60 days prior to the end of such term. Our maximum commitment under the employment agreements, which would apply if the employees covered by these agreements were all terminated without cause, is approximately $1,500,000 at March 31, 2007.

Approach Resources Inc. and affiliated entities
Notes to unaudited combined financial statements—(continued)

Operating leases

In April 2007, we signed a five-year lease for approximately 13,000 square feet of office space in Fort Worth, Texas. That lease calls for minimum monthly rent payments of approximately $20,000 from August 2007 through October 2012.

Litigation

We are involved in various claims and legal actions arising in the normal course of business. In our opinion, the resolution of these matters is not expected to have a material adverse effect on our financial position or results of operations.

8.	Subsequent events

Equity financing

On June 25, 2007, Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC loaned an aggregate of $20,000,000 to Approach Oil & Gas Inc. under two convertible promissory notes of $10,000,000 each. These notes bear interest at a rate of 7.00% per annum and mature on June 25, 2010. These notes are convertible at the election of the lender into shares of equity securities of Approach Oil & Gas Inc. upon the occurrence of certain events and automatically, and without further action required by any person, convert into shares of our common stock upon the consummation of this offering. The number of shares of our common stock to be issued upon the automatic conversion of these notes will be equal to the quotient obtained by dividing (a) the outstanding principal and accrued interest on each respective note by (b) the initial public offering price per share, less any underwriting discount per share for the shares of our common stock that are issued in this offering. The shares of our common stock issued to Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC upon such automatic conversion will be entitled to the same registration rights as those provided to certain holders of our common stock in connection with the contribution agreement. The total principal and interest owned under these notes as of June 30, 2007 was $20,023,014, consisting of $10,011,507 owed to each of Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC. Yorktown Energy Partners VII, L.P. is an affiliate of the Yorktown entities, and Lubar Equity Fund, LLC is an affiliate of Sheldon B. Lubar, who serves as a member of our board of directors.

Canadian unconventional gas investment

In May 2007, we acquired shares of common stock of a Canadian-based private exploration company focused on tight gas and shale gas opportunities in Canada. Our investment amounted to approximately $917,000 and is a non-controlling interest.

*************

Report of independent registered public accounting firm

Board of Directors
Approach Resources Inc.
Fort Worth, Texas

We have audited the accompanying Historical Summaries of Revenues and Direct Operating Expenses of Properties to be Acquired by Approach Resources Inc., for the years ended December 31, 2005 and 2006 (“Historical Summaries”). The Historical Summaries are the responsibility of the management of Approach Resources Inc. Our responsibility is to express an opinion on the Historical Summaries based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summaries presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of the properties’ revenues and expenses.

In our opinion, the Historical Summaries referred to above present fairly, in all material respects, the revenues and direct operating expenses of the properties to be acquired by Approach Resources Inc. in conformity with accounting principles generally accepted in the United States of America.

May 7, 2007
Dallas, Texas

Statements of revenue and direct operating expenses of properties to be acquired by Approach Resources Inc.
for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)

			Three months ended
	Year ended December 31,		March 31,
	2005	2006	2006	2007

			(unaudited)	(unaudited)

Crude oil and natural gas sales	$19,371,892	$19,558,497	$5,936,955	$3,801,767
Direct operating expenses	2,484,364	2,584,567	729,895	587,286

Net revenue	$16,887,528	$16,973,930	$5,207,060	$3,214,481

See notes to Historical Summaries.

Notes to historical summaries of revenue and direct
operating expenses of properties to be acquired by Approach Resources Inc.
for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)

1.  Basis of preparation

The accompanying statements of revenue and direct operating expenses relate to the operations of certain crude oil and natural gas properties in the Ozona Northeast field located in Texas that are to be acquired by Approach Resources Inc. (“Approach”) to be completed upon the effectiveness of Approach completing its initial public offering. The acquired properties are referred to herein as the Neo Canyon Acquisition Properties.

Approach is the operator of the properties prior to the acquisition of the additional interest. The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of Approach and reflect the acquired interest in the revenues and direct operating expenses of the Neo Canyon Acquisition Properties. Such amounts may not be representative of future operations. The statements do not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses to be incurred by Approach on a prospective basis.

Revenue is recognized when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. All transportation costs are accounted for as a reduction of crude oil and natural gas sales revenue.

As of December 31, 2005 and 2006, crude oil production was sold to one independent purchaser and natural gas production was sold to one affiliated purchaser.

Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease operating expenses and production taxes.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented as such information is not meaningful to the Neo Canyon Acquisition Properties. Accordingly, the historical summaries of revenue and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

Notes to historical summaries of revenue and direct
operating expenses of properties to be acquired by Approach Resources Inc.
for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)—(continued)

Interim financial information

In the opinion of Approach’s management, the information furnished herein reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of the interim periods reported herein. Operating results for the three months ended March 31, 2007 may not necessarily be indicative of the results for the year ending December 31, 2007.

2.  Related party transactions

The properties were operated by Approach Resources Inc. during the three months ended March 31, 2006 and 2007 and the years ended December 31, 2005 and 2006. During those periods, Approach Resources Inc. charged the properties overhead amounting to approximately $69,224, $100,467 $168,514 and $338,991, respectively. Such overhead charges are included in direct operating expenses.

3.  Supplemental information on oil and gas reserves (unaudited)

All of the operations of the Neo Canyon Acquisition Properties are directly related to crude oil and natural gas producing activities located in West Texas. The Neo Canyon Acquisition Properties’ proved crude oil and natural gas reserves have been estimated by independent petroleum engineers. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and gas properties; and changes

Notes to historical summaries of revenue and direct
operating expenses of properties to be acquired by Approach Resources Inc.
for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)—(continued)

in economic factors. The Neo Canyon Acquisition Properties’ proved reserves are summarized in the table below.

	Natural gas	Oil
	(MMcf)	(MBbl)

Reserves at January 1, 2005	24,727	151
Extensions and discoveries	1,181	11
Revisions to previous estimates	19,073	330
Production	(2,082)	(25)

Reserves at December 31, 2005	42,899	467
Extensions and discoveries	6,421	61
Revisions to previous estimates	(5,526)	(105)
Production	(2,645)	(32)

Reserves at December 31, 2006	41,149	391

Proved developed reserves
December 31, 2005	19,595	198
December 31, 2006	21,400	170

Standardized measure

The standardized measure of discounted future net cash flows (“standardized measure”) and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for crude oil and natural gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% discount rate.

The standardized measure does not represent management’s estimate of our future cash flows or the value of proved crude oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of

Notes to historical summaries of revenue and direct
operating expenses of properties to be acquired by Approach Resources Inc.
for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)—(continued)

higher prices resulting in extended economic lives of proved reserves and significant amounts of proved undeveloped reserves becoming economic, as well as increased development activities.

The standardized measure of discounted future net cash flows related to proved crude oil and natural gas reserves at December 31, 2005 and 2006 is as follows (in thousands):

	2005	2006

Future cash inflows	$420,581	$292,399
Future production	(76,357)	(81,784)
Future development costs	(42,895)	(45,957)
Future income taxes	—	(1,647)

Future net cash flows	301,329	163,011
10% annual discount	(192,251)	(112,306)

Standardized measure of discounted future net cash flows	$109,078	$50,705

The primary changes in the standardized measure of discounted future net cash flows for the twelve months ended December 31, 2005 and 2006 are as follows (in thousands):

	2005	2006

Balance at beginning of year	$43,139	$109,078
Net changes in prices and production costs	16,646	(56,734)
Net changes due to extensions, discoveries and improved recovery	3,402	10,265
Net changes in future development costs	(33,524)	(9,707)
Sales of oil and gas produced, net	(16,888)	(16,974)
Revisions of previous quantity estimates	57,406	(9,314)
Net change in income taxes	—	(726)
Previously estimated development costs incurred	22,764	22,332
Accretion of discount	5,453	6,136
Other	10,680	(3,651)

Balance at end of year	$109,078	$50,705

           shares

Common stock

Prospectus

JPMorgan	A.G. Edwards

Book running manager	Joint lead manager

          , 2007

Until          , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth estimates of all expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholder will not bear any portion of such expenses. With the exception of SEC registration fee, the NASD filing fee and the NASDAQ Global Market application and entry listing fee, the amounts set forth below are estimates.

SEC registration fee		$4,061
NASD filing fee		13,725
NASDAQ Global Market application and entry listing fee		100,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving		*
Advisory fee		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of directors and officers

Our restated certificate of incorporation provides that no director or officer will be liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer occurring on or after the date of incorporation; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct, fraud or a knowing violation of the law, (iii) the payment of dividends in violation of Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. In addition, if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Our restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our restated certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the General Corporation Law of the State of Delaware. Further, we may maintain insurance on behalf of our officers and directors against expenses, liability or loss asserted incurred by them in their capacities as officers and directors.

We will obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The registration rights agreement we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.

Item 15.	Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act:

1. On August 16, 2004, we issued 1,130,000 shares of our common stock to Yorktown Energy Partners V, L.P. and certain of our employees in consideration of $11,300,000, $1,202,500 of which was evidenced by full recourse promissory notes secured by pledge of the securities purchased. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

2. On August 30, 2004, we issued 125,000 shares of our common stock to certain of our employees in consideration of $1,250,000 evidenced by full recourse promissory notes secured by pledge of the securities purchased. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

3. On March 14, 2007, we issued 21,250 shares of restricted common stock to one of our executive officers. These shares were issued in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 701, promulgated under the Securities Act.

4. On June 25, 2007, Approach Oil & Gas Inc. issued convertible promissory notes to each of Yorktown Energy Partners VII, L.P. and Lubar Equity Fund, LLC in the aggregate amount of $20,000,000. The notes are convertible into shares of equity securities of Approach Oil & Gas Inc. at the election of the individual lender upon the occurrence of certain events and are automatically convertible into shares of our common stock upon the consummation of the offering described in the prospectus contained within this registration statement. The number of shares of our common stock to be issued upon the automatic conversion of these notes will be equal to the quotient obtained by dividing (a) the outstanding principal and accrued interest on each respective note by (b) the initial public offering price per share, less any underwriting discount per share for the shares of our common stock that are issued in this offering. These notes were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Item 16.	Exhibits and financial statement schedules

Exhibit
number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Form of Restated Certificate of Incorporation of Approach Resources Inc.
3.2		Form of Restated Bylaws of Approach Resources Inc.
4	.1*	Specimen Common Stock Certificate.
5	.1*	Opinion of Thompson & Knight LLP regarding legality of securities issued
10	.1*	Form of Indemnity Agreement between Approach Resources Inc. and each of its directors and officers.
10.2		Contribution Agreement by and among Approach Resources Inc. and the equity holders identified therein, dated June 29, 2007.
10.3		Employment Agreement by and between Approach Resources Inc. and J. Ross Craft dated January 1, 2003.
10.4		Employment Agreement by and between Approach Resources Inc. and Steven P. Smart dated January 1, 2003.
10.5		Employment Agreement by and between Approach Resources Inc. and Glenn W. Reed dated January 1, 2003.
10.6		Approach Resources Inc. 2007 Stock Incentive Plan, effective as of June 28, 2007.
10.7		Convertible Promissory Note issued by Approach Oil & Gas Inc. to Yorktown Energy Partners VII, L.P. dated June 25, 2007.
10.8		Convertible Promissory Note issued by Approach Oil & Gas Inc. to Lubar Equity Fund, LLC dated June 25, 2007.
10.9		$100,000,000 Revolving Amended and Restated Credit Agreement by and among Approach Resources I, LP, as borrower, The Frost National Bank, as administrative agent and lender, and the financial institutions party thereto, dated February 15, 2007.
10.10		Amendment to Amended and Restated Credit Agreement dated as of February 15, 2007 between Approach Resources I, LP, The Frost National Bank, as administrative agent, and the lenders party thereto, dated June 14, 2007.
10	.11*	Form of Business Opportunities Agreement dated , 2007, among Approach Resources Inc. and the other signatories thereto.
10.12		Form of Option Agreement under 2003 Stock Option Plan.

Exhibit
number		Description

10.13		Restricted Stock Award Agreement by and between Approach Resources Inc. and J. Curtis Henderson dated March 14, 2007.
10	.14*	Form of Summary of Stock Option Grant under Approach Resources Inc. 2007 Stock Incentive Plan.
10	.15*	Form of Stock Award Agreement under Approach Resources Inc. 2007 Stock Incentive Plan.
21.1		List of Subsidiaries.
23.1		Consent of Hein & Associates LLP.
23.2		Consent of DeGolyer & MacNaughton.
23.3		Consent of Cawley, Gillespie & Associates, Inc.
23	.4*	Consent of Thompson & Knight LLP (contained in Exhibit 5.1).
24		Power of Attorney (contained on the signature page hereto).

*	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) To provide the underwriter(s) at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, and State of Texas, on the 12th day of July, 2007.

APPROACH RESOURCES INC.

By:	/s/ J. Ross Craft
J. Ross Craft
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on July 12, 2007. Each person whose signature appears below constitutes and appoints J. Ross Craft and Steven P. Smart, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ J. Ross Craft J. Ross Craft	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Steven P. Smart Steven P. Smart	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Bryan H. Lawrence Bryan H. Lawrence	Director and Chairman of the Board of Directors

/s/ James H. Brandi James H. Brandi	Director

/s/ James C. Crain James C. Crain	Director

/s/ Sheldon B. Lubar Sheldon B. Lubar	Director

/s/ Christopher J. Whyte Christopher J. Whyte	Director

Exhibit index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Form of Restated Certificate of Incorporation of Approach Resources Inc.
3.2		Form of Restated Bylaws of Approach Resources Inc.
4	.1*	Specimen Common Stock Certificate.
5	.1*	Opinion of Thompson & Knight LLP regarding legality of securities issued.
10	.1*	Form of Indemnity Agreement between Approach Resources Inc. and each of its directors and officers.
10.2		Contribution Agreement by and among Approach Resources Inc. and the equity holders identified therein, dated June 29, 2007.
10.3		Employment Agreement by and between Approach Resources Inc. and J. Ross Craft dated January 1, 2003.
10.4		Employment Agreement by and between Approach Resources Inc. and Steven P. Smart dated January 1, 2003.
10.5		Employment Agreement by and between Approach Resources Inc. and Glenn W. Reed dated January 1, 2003.
10.6		Approach Resources Inc. 2007 Stock Incentive Plan, effective as of June 28, 2007.
10.7		Convertible Promissory Note issued by Approach Oil & Gas Inc. to Yorktown Energy Partners VII, L.P. dated June 25, 2007.
10.8		Convertible Promissory Note issued by Approach Oil & Gas Inc. to Lubar Equity Fund, LLC dated June 25, 2007.
10.9		$100,000,000 Revolving Amended and Restated Credit Agreement by and among Approach Resources I, LP, as borrower, The Frost National Bank, as administrative agent and lender, and the financial institutions party thereto, dated February 15, 2007.
10.10		Amendment to Amended and Restated Credit Agreement dated as of February 15, 2007 between Approach Resources I, LP, The Frost National Bank, as administrative agent, and the lenders party thereto, dated June 14, 2007.
10	.11*	Form of Business Opportunities Agreement dated , 2007, among Approach Resources Inc. and the other signatories thereto.
10.12		Form of Option Agreement under 2003 Stock Option Plan.
10.13		Restricted Stock Award Agreement by and between Approach Resources Inc. and J. Curtis Henderson dated March 14, 2007.
10	.14*	Form of Summary of Stock Option Grant under Approach Resources Inc. 2007 Stock Incentive Plan.
10	.15*	Form of Stock Award Agreement under Approach Resources Inc. 2007 Stock Incentive Plan.
21.1		List of Subsidiaries.
23.1		Consent of Hein & Associates LLP.
23.2		Consent of DeGolyer & MacNaughton.
23.3		Consent of Cawley, Gillespie & Associates, Inc.
23	.4*	Consent of Thompson & Knight LLP (contained in Exhibit 5.1).
24		Power of Attorney (contained on the signature page hereto).

*	To be filed by amendment.